
03029508

8/13-

82- SUBMISSIONS FACING SHEET


Follow-Up
Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME MOL Rt.
(MOL Hungarian Oil and Gas Plc.)

*CURRENT ADDRESS H-1117 Budapest
Október huszonharmadika u. 18
H-1502 Budapest, Pf.: 22
Hungary

**FORMER NAME

PROCESSED

**NEW ADDRESS

AUG 27 2003

THOMSON FINANCIAL

FILE NO. 82- 4224 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☒	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 8/21/03

MOL Rt. (Registration Number 82-4224)
Information furnished pursuant to Rule 12g3-2(b)

M O L   H U N G A R I A N   O I L   A N D   G A S   P L C



Annual Report 2001



MOL – A LEADING INTEGRATED OIL AND GAS GROUP IN CENTRAL AND EASTERN EUROPE

MOL Hungarian Oil and Gas Company is a leading integrated oil and gas group in Central and Eastern Europe and the largest company in Hungary by sales revenues.

The core activities of our group include:

• exploration and production of crude oil, natural gas and gas products

• refining, transportation, storage and distribution of crude oil products in both retail and wholesale markets

• importation, transportation, storage and wholesale trading of natural gas and other gas products

We are market leaders in each of our core activities in Hungary. Our main objective is to provide superior levels of shareholder return by fully exploiting our market potential, by implementing a dynamic development and expansion strategy and by realizing where possible the potential for further internal efficiency improvements. MOL shares are listed on the Budapest and Luxembourg Stock Exchanges and traded on London's SEAQ International system.

Key financial data, IFRS (HUF bn)	2001	2000	2001/00 %
Net sales revenues	*1,105.1*	*1,023.3*	*8.0*
EBITDA before special items	*56.6*	*98.7*	*(42.7)*
EBITDA	*56.6*	*101.7*	*(44.3)*
Operating profit before special items	*(8.2)*	*39.1*	*n.a.*
Operating profit	*(8.2)*	*42.0*	*n.a.*
Profit before taxation	*(3.2)*	*22.6*	*n.a.*
Net income before special items	*1.2*	*17.2*	*(92.8)*
Net income	*1.2*	*20.2*	*(93.9)*
Operating cash flow	*54.0*	*49.4*	*9.3*
Capital expenditures and investments	*65.5*	*192.0*	*(65.9)*
EPS, before special items HUF	*13*	*175*	*(92.6)*
EPS, HUF	*13*	*206*	*(93.7)*
Return On Equity (ROE) before special items, %	*0.3*	*4.6*	*(93.5)*
Return On Equity (ROE) %	*0.3*	*5.3*	*(94.3)*
Return On Average Capital Employed (ROACE), % before restructuring charges	*(1.5)*	*7.4*	*n.a.*
Return On Average Capital Employed (ROACE), %	*(1.5)*	*8.2*	*n.a.*

Key operating data	2001	2000	2001/00 %
Net proved reserves			
— crude oil (million bbl)	*80.6*	*71.6*	*12.6*
— natural gas (million boe)	*227.2*	*217.8*	*4.3*
Total hydrocarbons (million boe)	***307.8***	***289.4***	***6.4***
Daily average net production			
— crude oil (thousand bbl/day)	*31.2*	*32.8*	*(4.9)*
— natural gas (thousand boe/day)	*60.3*	*59.8*	*0.8*
Total hydrocarbons (thousand boe/day)	***91.5***	***92.6***	***(1.2)***
Natural gas sales (million cubic meters)	*12,853*	*11,628*	*10.5*
LPG and gas product sales (kt)	*375.3*	*379.2*	*(1.0)*
Crude oil products sales			
— domestic sales (kt)	*5,503*	*5,339*	*3.1*
— export sales (kt)	*2,258*	*1,921*	*17.5*
Total crude oil product sales (kt)	***7,761***	***7,260***	***6.9***
Number of filling stations			
— Hungary	*377*	*383*	*(1.6)*
— Region	*66*	*64*	*3.1*
Total number of filling stations	***443***	***447***	***(0.9)***

CONTENTS



Shareholder Value

Focus

Efficiency



Shareholder Value



LETTER FROM THE EXECUTIVE CHAIRMAN AND THE GROUP CHIEF EXECUTIVE OFFICER



Zsolt Hernádi, Executive Chairman



György Mosonyi, Group Chief Executive Officer

Dear Shareholders,

Your Company's vision is to become a leading regional oil company by dynamically focusing its business portfolio and achieving operational excellence in its core activities. In 2001, we remained true to this vision and focused on improving the efficiency of our core businesses, on divesting non-core activities and on positioning the Company for future growth. We were able to harness the possibilities for organic growth, while taking proactive steps to create value from regional M&A opportunities.

Nevertheless, 2001 was an ambivalent year for MOL. While the Company achieved much success in its core businesses, the strong performance of the oil business was not able to compensate for record losses in the regulated gas segment, which resulted in the Company's recording an operating loss for the first time since its privatisation.

Following an unusual market environment in 2000, the oil market returned to more normal levels in 2001. The crude price fell 14% year on year, international refining margins dropped back to more usual levels and as a result of more moderate prices, demand for oil products picked up in the region. In line with this trend, sales of oil products increased significantly. Wholesale margins were also good in Hungary but less buoyant on our export markets due to the increase in regional refining capacity. The oil industry privatisation process in the region continued and MOL demonstrated its commitment to playing an active role in the consolidation process.

We are pleased to be able to report to our shareholders that in 2001 MOL continued to achieve success as a result of its commitment to follow a strategy of focus, growth and efficiency. We outline some of these achievements below.

In our upstream activities we continued the drive to focus on domestic exploration and production and on international reserve acquisition. Domestic exploration activities were very much in focus in 2001. Six new fields were discovered during the year and our total proven hydrocarbon reserves increased by 6% to 308 million barrels of oil equivalent. We also continued the rationalisation of our international portfolio and successfully farmed out part of our interests in the Yemeni and Pakistani projects as well as discontinuing our operations in Syria. MOL continued to work on the reserve acquisition project with Yukos. At the end of 2001, the Russian government placed the Zapadno Malobalyk field onto the list of fields eligible for Production Sharing Agreement status, although to speed up the process MOL and Yukos signed an agreement in February 2002 for the joint development of the ZMB field under the local licensing regime. As a result of this agreement we expect to double our equity crude production within three years. In order to increase operational efficiency the international and domestic upstream business divisions were merged to form a single exploration and production division, which began operation on July 1st, 2001.

In the downstream business the most significant achievement was the commissioning of our delayed coker facility. This investment radically improves our product slate through the conversion of heavy fuel oil into predominantly lighter, more environmentally friendly products, and is expected to make a significant contribution to profitability from 2002. In line with our stated aim of conforming to industry best practice, MOL was the first significant refiner in the region to reduce refining capacity. In order to increase operational efficiency and refinery utilisation further we mothballed the atmospheric distillation capacity at our Tisza and Zala refineries in the second half of 2001. Our supply, refining and commercial sales activity was managed under a supply chain management framework, which contributed to increased efficiency and 6.5% sales volume growth.

In the retail market, MOL's fuel sales increased by 4%. This is a particularly good result given that MOL closed ten less efficient sites in its Hungarian network while opening only two new sites. Efficiency as demonstrated by average fuel throughput per site in Hungary grew 6% to 3.2 million litres per station, a significant achievement. Our focus on the development of shop sales also continued with great success and these grew by 60% in 2001.

In order to improve efficiency further MOL began the transformation of the network operating system in 2001. By the end of the year the operation of 102 company-owned stations was outsourced to independent dealers. We believe this process will not only improve efficiency, but through the exploitation of the entrepreneurial spirit of the dealers, will also result in better service for our customers.

On a corporate level MOL increased its focus on core businesses. MOL continued the sell-off of non-core businesses and is on track to meet the target of releasing USD 150 million of capital employed in non-core activities. Notable sales and divestitures in 2001 included the sale of Kőolajtároló and MOL Telecom. During the year MOL made a successful public offer for TVK, and its stake in the company increased to 34.5%. At the same time MOL continued to play an active role in the regional consolidation process, examining the possibilities for the non-organic growth of its core businesses. As part of this activity MOL submitted bids for PKN and Rafineria Gdanska which are still being evaluated by the sellers. MOL also continued to focus on regional organic growth, for example by continuing its green field network development program in Romania.

In 2001, MOL continued its drive to improve internal efficiency and a 14% headcount reduction was achieved. The Business Process Re-engineering project, initiated in 2000, moved forward in 2001 with the initiation of the detailed design phase. As part of this project, MOL plans to implement an SAP R/3 system in 2002. We expect that the implementation of this system will enable management to achieve significant further improvements in internal efficiency.

In 2001, the first full year of our strategic partnership with Slovnaft, the Slovnaft Group achieved net income of USD 65.2 mn, 24% higher than in the previous year, in spite of a weaker operating environment. Improving performance was supported by the realisation of USD 12 mn in targeted synergies and a further USD 10 mn in cost savings generated from efficiency improvements implemented in the year. This year we will continue to strengthen our cooperation in order to meet the USD 28 mn of additional synergies we target for 2002.

In March 2001, after careful analysis, the Board of Directors decided that MOL should exit the gas sector in order to focus on opportunities in its core oil business in the region. The decision was made after a thorough evaluation of the company's strategic positioning in the gas sector both at the time and in light of probable future liberalisation of the gas market. Following the decision, advisors were instructed to search for potential buyers for the gas business. Towards the end of the year offers were received for stakes in the gas business, and following an evaluation of the offers in February 2002, the Board decided to initiate exclusive negotiations with one of the bidders. In the event that an agreement is reached, a general meeting of MOL's shareholders will be required to approve the sale of the gas business.

We would like to say that the outlook for 2002 appears more favourable than 2001. While lower oil prices result in a natural reduction in the profitability of our core oil business, the effect on our gas business should be beneficial. If the commodity price environment remains within the forecast range, we expect overall to be able to report a much more favourable year in 2002.

Finally, on behalf of the Board, we would like to pay a special thanks to all our employees, including management and staff, for their hard work and commitment, and of course to our clients, suppliers and business partners for their dedication during a challenging year.





Zsolt Hernádi
Executive Chairman

György Mosonyi
Group Chief Executive Officer

EXPLORATION AND PRODUCTION

Business Description

This division is responsible for the exploration and production of oil and gas both in Hungary and internationally. The goal of domestic exploration and production is to maintain value creation through a focus on efficiency and cost control, as well as through the utilisation of modern technology and methodology. International activities are focused on the acquisition of proven reserves, predominantly in the region, where the company has a competitive edge.

Key achievements in 2001

• In order to respond better to external challenges and to achieve additional synergies, the domestic and international exploration and production divisions were restructured into a single organisation from 1st July 2001.

• In 2001 nine seismic projects were completed and 14 exploratory wells were drilled in Hungary. As a result, six new fields were discovered with proven net reserves of 21.8 million boe. Domestic proven reserves increased from 289 million boe to 308 million boe, which represents a reserve replacement ratio of 147%. Finding, development and production costs remained firmly within the strategic targets we set in 1999.

• In line with our strategy of rationalising our international exploration portfolio, our operation in Syria was closed and part of our interests in both the Yemen and Pakistan projects were successfully farmed out.

• In 2001 we continued negotiations with Yukos and the Russian authorities to develop the Zapadno Malobalyk (ZMB) field. Due to the slow progress of production sharing agreement negotiations, we agreed to conclude a Joint Venture (JV) with Yukos in order to start the joint operation of the ZMB field in 2002. Alongside the ZMB project we continued to analyse a number of other potential projects in Russia.





Business environment

The favourable external market environment experienced by the division in 2000 continued to a lesser extent in 2001. While the Brent crude price fell below 20 USD/bbl in the last quarter of the year, the average price fell only 14% in 2001 to 24.4 USD/bbl.

Domestic Exploration and Production

In 1999, MOL's strategy assessment confirmed that the domestic exploration and production business has the ability to remain a significant contributor to the Group's future cash flow. In order to continue creating value, the business has focused on efficiency, cost control, advanced exploration and production methods, and on its competitive advantages.

2001 represented a year of outstanding success for the domestic business. During the year, on the basis of information provided by the extensive 3D seismic campaign launched in the 1990's, MOL drilled 12 exploration wells in mature exploration areas adjacent to existing fields. Of the 12 wells drilled, 6 discovered economically viable new fields. The most successful projects resulted in the discovery of an oil-condensate field in South Tóalmás and two gas fields in Derecske and Borota. The proven reserves of the new fields are 12.2 million boe, 2.4 bcm and 204 mcm, respectively. While the two wildcat wells drilled in frontier areas did not result in commercial discoveries, the hydrocarbon traces which were found confirmed the validity of the new geological models and justify continuing exploration activities in the area.

In 2001 we completed three 3D seismic projects aiming to provide drilling targets for 2003. Six 2D seismic projects were also conducted to develop and evaluate the geological models of the exploration areas acquired in 2000.

As a result of the successful exploration activities we recorded an addition of 3.8 million toe (29 million boe) of net proven reserves from new discoveries and extensions. A further increase of 2.2 million toe (17 million boe) in reserves was due to a revaluation of reserves and improved recovery. As a result of the additions and net production of 3.6 million toe during the year, domestic net proven hydrocarbon reserves amounted to 40.8 million toe (308 million boe) as of 31 December 2001. Natural gas reserves of 34.3 bcm represent 73.8% of the total reserves. In 2001 MOL achieved a highly commendable reserve replacement ratio of 147%. Success in domestic exploration provides the basis for slowing the reduction in domestic production.

Success in domestic exploration projects resulted in a decline in the three-year average domestic finding cost of 0.3 USD/bbl to USD 1.8 USD/bbl in 2001, while the three-year average development cost rose by 0.3 USD/bbl to 2.3 USD/bbl. The unit costs of oil and natural gas production, excluding depletion, depreciation and amortisation and overheads were 3.2 USD/bbl and 6.6 USD/thousand m^3 respectively. Growth in the direct unit production cost of oil was experienced as a result of both a decline in production volume and the transfer of certain

Average Brent Crude Oil Price (USD/bbl)



30
25
20
15
10
5
0
1997
1998
1999
2000
2001

Net Proven Reserves (mn boe)



Crude Oil
Natural Gas
350
280
210
140
70
0
1997
1998
1999
2000
2001

maintenance planning and management activities to a 100% owned subsidiary. Whilst carried out within the division these maintenance related costs were recorded as overheads, but following their transfer in 2001, they are recorded as direct costs and therefore included in the unit costs provided.

International exploration and production

In 2001, international activities were focused on MOL's strategy of reserve acquisition and the continued rationalisation of the international exploration portfolio. In particular, significant efforts were made to finalise the acquisition of the Zapadno Malobalyk (ZMB) field in Russia.

An important step was made on February 12, 2002 when an agreement was signed in Budapest with Yukos on the joint development and production of the ZMB field. The joint venture company will be owned 50:50 by MOL and Yukos, and incorporated in Russia following receipt of the necessary approvals from local authorities.

The ZMB field, with estimated proven recoverable reserves of 20 million tons (145 million bbl) of crude oil and further probable reserves, is located in Western Siberia. It is in the vicinity of pipeline and transportation infrastructure. Our share of this reserve will double our current crude oil reserves. The production from the field has recently been at a level of about 10,000 bpd. We plan to reach a plateau production rate of 55,000 bpd in 2005, our share of which will double current crude production of MOL. Together MOL and Yukos plan to invest approximately USD 300-350 million for the full development of the field.


Net Crude Oil Production (kt)
(Including Condensates)
2100
1800
1500
1200
900
600
300
0
1997
1998
1999
2000
2001

With regard to our current exploration projects, in Yemen we drilled one exploration well in Block 49, which produced promising results. To investigate the hydrocarbon potential of the block further, we have entered into the second exploration phase. In Block 48, the first exploration phase will be completed with the drilling of two exploration wells in 2002. In Yemen, we farmed out a 30% share in both of our blocks to POL and Attock, our partners in our Pakistani exploration project.

In Greece, the last exploration well of our work commitment is being completed. In 2001 we completed the final work commitment of our Syrian Palmyra-East project, by drilling two exploration wells. These wells did not find commercially exploitable reserves, consequently we allowed the Production Sharing Agreement (PSA) to expire in August 2001. In Pakistan, through a farm-out to POL we reduced our share in the Tal project from 35% to 10%. POL agreed to carry MOL's share of expenditure until the end of the current exploration phase, including the cost of drilling one exploration well.

Efficiency measures

In order to improve operational efficiency, knowledge management and capital allocation the domestic and international exploration and production divisions were merged to form one united exploration and production division.

The exploration and production division continued to focus strongly on increasing efficiency and reducing costs. As a result of a number of initiatives operating costs fell in real terms. We reduced divisional year-end headcount (including subsidiaries) by 491 (11.9%) to 3,652. Approximately half of the reduction is due to efficiency improvements, while the remainder is in connection with the divestment of domestic and international subsidiaries.

The establishment of a single service company (SSC) in 2000 to provide maintenance services previously provided directly by a number of maintenance subsidiaries, resulted in significant savings in that year. In 2001, the implementation of the new structure was finalised with the sale of the non-core maintenance subsidiaries. As a result, in 2001, maintenance costs remained at the reduced level in real terms and we expect further benefits to be generated from this model in the future.

REFINING AND MARKETING

Business Description

This business segment is responsible for the supply, refining, logistics and commercial sales of crude oil and oil products. These activities include the supply, transportation and processing of crude oil and oil products as well as the operation of the logistics network and the wholesale distribution and trading of oil products. The retail services unit is responsible for the development of retail sales of products and services through the domestic and international filling station network. The segment's aim is to increase efficiency through the utilisation of an integrated supply chain management system. Further, it aims to develop sales through the provision of top quality products, based on its excellent asset base and geographical positioning. The retail unit aims to improve the product range and increase customer focus in order to develop the recognition of MOL's brands and increase customer loyalty.

Key achievements in 2001

• Within the refining business the commissioning of the delayed coker unit in November completed the residue-upgrading project. This project, costing HUF 55 bn, has resulted in an improved product slate, which lays the foundation for improving profitability in the coming years. To increase efficiency we mothballed our atmospheric distillation capacity at the Tisza and Zala refineries, which led to an increase in refinery utilisation and a reduction of costs.

• In 2001 all activities across the downstream value chain were operated within an integrated supply chain management system. This restructuring enables us to respond quickly to changing market and customer needs, and increases the efficiency of our downstream activity.

As a result, in 2001 wholesale volumes grew by 6.5% while we were able to reduce inventory and reduce operating costs in real terms.

• The retail business grew strongly in 2001. In Hungary we continued to focus our investment on sites with significant potential and therefore, while we opened 2 new sites and reconstructed 2 others, we closed 10 less efficient sites. The rationale of this strategy was supported by an increase in throughput per station of 6% alongside a 4% increase in fuel volumes sold and a stable market share. Primarily as a result of successful marketing efforts we were able to increase shop sales by 60%. In order to further develop non-fuel sales a new shop concept was tested in 2001. Following successful trials this new "Friss 24" shop concept will be introduced across the network.


friss 24



Business environment

Following an unusually favourable market environment in 2000, market prices returned to more usual levels in 2001. Nevertheless, the weaker business environment still allowed the division to achieve strong results. Crack-spreads fell to more moderate levels after the record levels witnessed in 2000. Consumption grew in both the domestic and regional markets, in part due to a general improvement in market conditions and in part due to the considerable reduction in retail fuel prices in real terms, combined with rising household incomes. In the Romanian market, the business environment improved significantly in the second half of the year, when the national market leader allowed an increase in retail margins.

Refining

MOL's imports of crude oil in 2001 amounted to 5.6 million tons, approximately the same amount as in 2000. The average import price in USD terms decreased by 15.5%, which is in line with international market trends. MOL imported Russian crude oil on an exclusive basis directly from a number of producers, of a quality known as "Russian Export Blend". Crude oil purchased under annual supply contracts accounted for 42% of MOL's total imports.

The most notable event in 2001 was the commissioning of the Delayed Coking Unit in November. There were two objectives to the large-scale Residue Upgrading Project launched in 1997: to become independent of the uncertain fuel oil market and to increase the refinery's conversion level and therefore its competitiveness.

With this step the Duna refinery has achieved one of the highest complexity indexes in Europe and as a result of the implementation of the project, our product slate has improved significantly. Through the investment the proportion of gas and heating oil produced has increased from 38% to 43%, the proportion of gasoline from 22% to 24%, while the proportion of heavy fuel oil has decreased from 15% to 1%. The change in the product slate will result in a significant boost to our refining margin in the coming years.

A significant step in the ongoing rationalisation of our refining activity was the mothballing of our crude distillation activities at the Tisza and Zala refineries in 2001. The rationalisation embraced a number of areas including assets, stocks, and processes alongside the individual activities themselves. The Tisza refinery will continue to carry out a desulphurisation function, gasoline blending and MTBE production. The Zala refinery has now been focused on the production of special bitumen products. As a result of the restructuring, all crude distillation is now focused at the Százhalombatta Refinery, which has distillation capacity of 8.3 million tonnes per year (165 thousand barrels per day). In 2001 the division identified

Product Slate of the Duna Refinery
Pre Residue Upgrade


Gasolines
Gasoil and Heating Oil
Heavy Fuel Oil
Naphtha
Other Products

Product Slate of the Duna Refinery
With Residue Upgrade


Gasolines
Gasoil and Heating Oil
Heavy Fuel Oil
Naphtha
Coke
Other Products

further potential efficiency improvements in areas including technology, energy usage and water management. The utilisation of these opportunities in the coming years will further improve product yields and create cost savings.

Our focus on the production of top quality products is founded on our goal of preserving MOL's competitive advantage. In line with this strategy, the Board of Directors approved a plan to implement the refinery development projects necessary to comply with EU 2005 fuel directives. MOL is fortunate in that it is well placed to meet these standards with relatively low capital expenditure required.

Logistics

We continued to focus on improving the efficiency of our logistics system in 2001 in order to maintain the significant advantage we enjoy from an excellent physical asset base. Daily logistics activities are performed with the help of modern information technology systems that enable process optimisation and rapid on-line intervention where necessary. In 2001, we continued to streamline our logistics system, whilst remaining focused on satisfying customer needs. The treatment of logistics as part of the supply chain enabled us to achieve a reduction in inventories.

Commercial

In 2001 we took several steps towards the attainment of our commercial strategy of strengthening our market position through improving our customer focus. From January 2001 the activities of the sales department were operated on the basis of a matrix system by customer segments and product lines. This system has enabled us to react more quickly to changes in market supply and demand. Furthermore it has enabled us to strengthen customer relations and develop our market position through the establishment of a Customer Service Centre.

Crude Oil Product Sales (kt)


Gasolines
Lubricants
Gas and Heating Oils
Bitumen
Fuel Oils
Other Products
8000
7000
6000
5000
4000
3000
2000
1000
0
1997
1998
1999
2000
2001

2001 was a successful year, as we were able to increase wholesale volumes by 6.5%. In Hungary, we focused on optimising the balance between unit wholesale margins and market share, which led to increased profitability alongside volume growth and a slight reduction in market share. Export sales grew by 17% to regional markets with relatively favourable conditions in spite of competition.

In the LPG retail market we continued to grow very strongly. By increasing the number of retail outlets by 35% to 1077, we increased our market share from 14% in 2000 to 20% in 2001. We also achieved significant success in the automotive LPG market, where we reached a 20% market share despite being a relative newcomer to the market, as we only launched this activity in mid-2000.

In the bitumen market we were able to take advantage of the opportunities that arose from an intensified domestic highway construction program. Through the beneficial effect of more active marketing initiatives the profitability of this business improved.

For 2002, we renewed our sales contracts with all of our major customers and they continue to purchase a high proportion of their Hungarian requirements from MOL. These contracts provide a sound basis for future capacity utilisation of both our refineries and our wholesale logistics system.

Efficiency

Strong divisional results in 2001 were greatly assisted by the fact that, with the exception of retail services, all activities across the downstream value-chain (supply, refining, logistics and wholesale marketing) were operated under an integrated supply chain management system, which is in effect the governing operational management system of the whole value chain. This system focuses on market-driven crude oil and other feedstock purchases, process control, production and logistics scheduling and inventory management. Within the supply chain management system, an operational decision-making system was established to speed up the division's reaction to changes in the external and internal environment. An example of the results of the system is the 20% reduction in our hydrocarbon inventory and the decrease in operational costs in real terms. We anticipate that through the further development of the supply chain management system and the utilisation of potential synergies from closer cooperation with Slovnaft, we will achieve additional efficiency savings, particularly by further reductions in inventory.

In 2001 in order to increase focus on core activities and improve efficiency the various maintenance units servicing the refining and logistics units were merged into two single service companies. This has already resulted in a reduction in staff and is expected to contribute to a reduction in future maintenance costs. In 2001 we also sold a small lubricant plant in Nyírbogdány.

Retail Services

2001 was a unique year for the Retail Services division, as we were able to make progress in all major priority areas. Due to the positive market environment and our investment in marketing we were able to grow in most sales segments. With continued marketing support for our Tempo gasoline we were able to increase our Hungarian gasoline market share among the members of the Hungarian Petroleum Product Association (MÁSZ), to 42%. We dramatically expanded the number of autogas points of sale in the company-owned network from 3 to 48, which alongside an excise tax advantage and good customer acceptance of our high quality Mol Eco Plus autogas brand, resulted in strong sales growth. Our Hungarian diesel market share, at 48%, decreased slightly due to strong competition for fleet card market share. Our total retail fuel market share, at 44%, reached the highest level since reliable statistical data has been available.

We closed 10 non-efficient sites in Hungary, representing 3% of our network. As a result of this action and a 4% growth in our total retail fuel volume sales, our throughput per station rose by 6% to a five year high of 3.2 million litres. Our throughput per site was 11% higher than that of the average of our MÁSZ peers, which also represents a five-year record. Our success in increasing non-fuel sales continued in 2001, when we were able to increase shop sales by 60% without sacrificing unit margins. The continued growth is due to increased application of standard assortments and selective pricing in our shops, and non-fuel promotions organised throughout the year. Notable revenue growth was experienced in pre-paid mobile cards, where we strengthened our product line through the introduction of on-line sales of Westel Domino products. We also continued our tests to find the ideal shop design and product selection. We built 4 additional test shops in the middle of the year. As test results showed positive consumer acceptance, we decided in the third quarter to brand the new lay-out shops "Friss 24" (Fresh 24 in English). We have implemented the new design in all new shops opened after September 2001.

Price Structure of Grade 95 gasoline (HUF/l)


Production Cost and Margin
KKKSZ Fee
Excise Tax and VAT
250
200
150
100
50
0
1997
1998
1999
2000
2001

Development of the MOL's Filling Station Network


Total Domestic
Total Foreign
500
450
400
350
300
250
200
150
100
50
0
1997
1998
1999
2000
2001



In order to improve our service to specific segments of the market we launched several new products in Hungary in 2001. A significant new product is a multi-partner loyalty program launched with OTP and Matáv, two other leading Hungarian companies. The "Multipont" programme is a combined loyalty and bank card which allows customers to accumulate loyalty points on purchases of the services offered by the participating companies. We believe that the combination of three strong Hungarian companies, each of which is number one in its respective retail market, will create a strong loyalty effect for participants. We also introduced another important product, the "Teletank" fuel card, which targets the small entrepreneur and individual customer segment.

We continued to invest in the modernisation of our retail network in Hungary. We opened two reconstructed sites and two new ones and we continued to increase investment in existing sites. The focus of our maintenance investments has remained the purchase of new equipment for our shops and the reconstruction of car wash facilities.

In 2001, the growth in our operating costs remained below the level of inflation, which we consider a success given that retail operations are labour-intensive and that wage costs grew above inflation in the markets in which we operate.

MOL's filling station network in the region


PL
CZ
17
SK
UA
3
A
H
377
RO
43
2
SLO
HR
1
YU
BIH

During the year we started to implement the new service station operation scheme in Hungary. We outsourced the operation of 102 previously company-owned and company-operated (CoCo) stations to newly selected partners who are paid on a commission basis.

The new partners are small entrepreneurs, who have responsibility for sales activities, operating costs and human resource management at the station level. We believe that the new scheme will not only increase efficiency but also exploit the entrepreneurial spirit of our station operators, which will result in a corresponding improvement in the level of service provided to our customers.

Outside Hungary, a major step was taken with the decision to sell MOL Slovensko, along with its 17 retail sites, to our strategic partner Slovnaft. We expect the deal to be completed in 2002 after the necessary approval is received from the Slovakian Competition Office.

Romania remains our key expansion market and although we faced a difficult market environment in the first half of the year, in line with our expectations, conditions substantially improved from June. We continue to focus on the long-term expansion of our Romanian network. In line with this we opened three green field sites in 2001 and acquired a significant number of new plots for development into service stations in the near future. We also launched the Euro Super Plus 98 product in selected stations in Romania to provide high quality imported products for premium gasoline users.

2001 was the most profitable year in the history of MOL's retail activities due primarily to the excellent results of the Hungarian network. The Romanian retail operation experienced a turnaround in the second half of the year as a result of an improvement in the market environment, successful marketing promotions and aggressive management of costs. Savings were made in logistics and by a reduction of service station headcount.



The MOL-Slovnaft partnership in 2001

The first cross-border acquisition in the Central European downstream oil sector materialised in November 2000, when MOL became the owner of a strategic 36.2% stake in Slovnaft.

In the first full year of strategic partnership with MOL, the Slovnaft Group realised an operating profit of SKK 6.1 billion and profit after tax of SKK 3.2 billion. The 25% fall in operating profit in 2001 was due mainly to a worldwide reduction in refining margins in the year but also to operational problems, of which the most serious was a total refinery shutdown in July caused by a regional electricity supply problem. However, profit after tax grew by 17%, which can be attributed to the new partnership. The new partners were able realise over USD 14 million in synergy benefits in the first year. An additional cost reduction of USD 10 million came from internal improvements initiated by the management.

The separation of the roles of senior management and board members enabled the board directors to focus more on decision-making. Furthermore, the establishment of board subcommittees enabled the board to work more efficiently.

The cost of debt was reduced by more than SKK 1.3 billion, from SKK 2.2 billion in 2000. This was achieved through the restructuring of the debt portfolio, with the help of MOL's capital injection, and the arrangement of optimal long term funding instruments. Terms and conditions of bank account services have been revised with the establishment of a cashpool. The planning process and controlling framework was redesigned, along with the resource allocation process, and the first set of key performance indicators were set. A new management information system and reporting structure was introduced with a split based on divisional business and functional units.

In 2001 Slovnaft began to focus on its core businesses. As part of this process, core businesses are being restructured, subsidiaries rationalised and non-core businesses prepared for disposal. As a consequence of this process, Slovnaft's domestic retail operator Benzinol, along with its 211 filling stations, was merged into Slovnaft mid-year. The process of selling non-core assets was started, the merger of the Czech subsidiaries, Slovnaft Moravia and CS, will be completed by early 2002, and the export subsidiary, Slovnaft Trade, will be integrated into the parent company.

The main technical issue facing European refiners, the EU 2005 fuel quality standards, has been jointly addressed by the strategic partners, with a view to optimising the synergy potential of joint project implementation. MOL and Slovnaft together completed and accepted the implementation proposal.

Product Slate of the Slovnaft Refinery
Pre Residue Upgrade



Gasoline
Gasoil
Fuel Oil
Others

Product Slate of the Slovnaft Refinery
With Residue Upgrade



Gasoline
Gasoil
Fuel Oil
Others



A common steering committee will supervise the engineering, procurement and construction phases of the project implementation.

A new market-driven commercial policy was introduced. Operational and controlling processes in logistics were redefined and re-organised following the integration of the retail operator, Benzinol. In order to improve the efficiency of the group's wholesale activities, a single-sale channel system has been introduced for refinery and petrochemical products.

A supply chain management system has been established, which will carry out joint optimisation of the production processes of both Slovnaft and MOL refineries.

In retail, a new strategy has been formulated in the light of the strategic partnership, based on strengthening the domestic position and focusing on increased Czech market penetration. MOL's retail network in Slovakia, consisting of 17 modern filling stations, will fully be integrated into Slovnaft's retail network in 2002.

For Slovnaft and MOL the process of providing joint corporate services involves considerable synergy potential. The realisation of this synergy potential was successfully started in 2001, mainly through the introduction of common supplier, warehouse and capital expenditure policies. In 2002 the realisation of further synergies will remain MOL and Slovnaft's primary aim.

At Slovnaft, safety and environmental issues have always been a priority, and this culture along with the focus on quality, was strengthened by the introduction of the new HSE commitment and quality management policy.

Slovnaft's Sales by Markets


Domestic
Czech Republic
Poland
Hungary
Austria
Other
5000
4000
3000
2000
1000
0
1997
1998
1999
2000
2001

Slovnaft's filling station network


PL
CZ
40
314
SK
UA
2
A
H
RO
SLO
HR
YU

GAS AND POWER

Business Description

This division is responsible for the import, transportation, storage, and wholesale and retail marketing of natural gas. It is also responsible for the marketing of excess capacity in MOL's gas transmission system. The goal of the division is to provide a reliable supply of natural gas, to operate the division's assets efficiently and to earn a fair return on the assets invested in the business. It is also the aim of the division to contribute to the regulatory debate in order to position the business for future liberalisation.

Key achievements in 2001

• During the year MOL participated actively in negotiations with government representatives and the authorities concerning a new gas price regime and plans for the prospective liberalisation of the market.

• In spite of the extremely cold weather recorded in December 2001, we were able to satisfy the unexpectedly high gas demand, through the use of gas stored in our underground storage facilities in an earlier period.

• As a result of the adverse regulatory conditions and the consequent business losses, we were obliged to minimise capital expenditure. Nevertheless, in 2001, HUF 4.9 billion was invested in projects deemed necessary to maintain the safety of operations.

• In 2001 MOL applied to the Hungarian Energy Office for the licences required for the operation of independent Natural Gas Storage, Transmission and Supply subsidiaries.





Business environment

After careful analysis of the gas sector both in Hungary and within the region, MOL's Board of Directors decided that MOL is not optimally positioned to achieve sustainable growth within its gas business in the medium term. In 2001, the Board of Directors decided that the Company should focus its activities on the regional oil market and initiated a process to exit the gas business. In the meantime the gas division continues to operate normally in order to fulfil its obligations in as efficient a manner as possible within the regulatory environment.

At the present time, the Gas Act of 1994 and the Gas Price Decree, which contains implementation measures, regulate domestic natural gas activities and define the general principles of price regulation. The Gas Price Decree, which was due to expire at the year-end 2001, was extended without modification until the end of June 2002

In order to satisfy the terms of EU access and to replace the existing regulation, the authorities, in coordination with the industry, have prepared a draft new Gas Act. The Act, which aims to create a transparent and partially liberalised natural gas market, is expected to come into force in 2003. MOL's aim is to prepare the gas business for the establishment of a partial liberalisation of the market and to reach an agreement on a new tariff system, which reflects market conditions and makes the efficient operation of the gas business possible. MOL supports a swift transition to a fully liberalised gas market.

MOL's gas business was, and still is, influenced by the impact of changes in world market prices of crude oil and crude oil products. As a result of the delay in the effect of falling oil product prices, the average cost of imported natural gas increased by 17% in 2001 compared to 2000. In July 2001, MOL was permitted to raise its average selling price by approximately 15%, but this increase was insufficient to cover the high cost of imported gas. As a consequence of the differential between the regulated selling price and the import price of gas, the division suffered significant losses in the year.

Supply and trading

In Hungary, MOL is the only company with a wholesale license to market natural gas. In conjunction with the wholesale license, MOL also has an obligation to supply. MOL is the sole supplier of natural gas to the domestic regional gas distribution companies (GDCs), and certain industrial consumers and power plants. While MOL is the sole wholesaler, it has minority stakes in all of the GDCs and a majority shareholding in MOL-GÁZ Ltd, a natural gas retailer.

In 2001, MOL supplied 12.9 bcm of natural gas, 10.5% more than in 2000 due to a particularly cold period in December. In order to meet demand, MOL utilised 3.1 bcm of domestically

Natural Gas Sources (mn m³)


Import Sources
Domestic Production
13500
10800
8100
5400
2700
0
1997
1998
1999
2000
2001

Average Import Price (HUF/cubic meter)

Average Sales Price (HUF/cubic meter)


Average Import Price
Average Sales Price
40
30
20
10
0
1997
1998
1999
2000
2001

produced natural gas, while the balance, of 9.8 bcm, was satisfied by imports. As domestic gas production matures, MOL increasingly relies on imported gas. The imported gas represented 76% of gas sold in 2001. The majority of imported gas is supplied from Russia through Panrusgáz, with most of the remainder being supplied by Gaz de France and Ruhrgas AG. In order to secure supply, gas is purchased through long-term Take or Pay contracts concluded with suppliers.

Transmission

MOL supplies natural gas to consumers via a 5,193 km high-pressure transmission system. While MOL strictly controlled capital expenditure in 2001, certain investments were considered necessary to ensure safe supply. Notably MOL opened a gas compressor station in Mosonmagyaróvár, completed the reconstruction of a compressor station in Hajdúszoboszló that had been initiated in an earlier year, and completed the reconstruction of the Vecsés Hub. Investment was also made in certain other transmission stations to comply with environmental regulations. MOL also invested in the supervision and protection of gas pipelines. MOL will continue to restrict capital expenditure to necessary projects until regulations provide a fair return on assets invested in the business.

Beyond domestic transmission, MOL is seeking opportunities in the transit business, utilising the favourable geographical position of Hungary. In 2001 NIS, of Serbia, and BH-Gas, of Bosnia, initiated modifications in the long-term natural gas transportation agreements that were concluded with MOL in 1998.

Natural Gas Sales

by Consumer Segments (mn m³)


Gas Distribution Companies
Power Sector
Industry and Other
13500
12000
10500
9000
7500
6000
4500
3000
1500
0
1997
1998
1999
2000
2001

An amendment to the NIS agreement, valid till 31st December 2003, resulted in MOL's transmitting 1.5 bcm of natural gas to Serbia in 2001. The transit agreement reflects the reduced gas demand of the Serbian markets. With BH-Gas, the originally contracted capacities were amended and in 2001 MOL transmitted 250 mcm of natural gas to Bosnia.

In the case of both Bosnia and Serbia there is significant medium-term potential to increase transit volumes.

Storage

MOL has extensive mobile underground storage capacity of approximately 3.3 bcm and the capacity to supply a daily demand of 44 mcm. This large storage capacity contributed to the satisfaction of the unexpectedly high gas demand in December 2001.

During the year owing to the strict control of capital expenditure, only urgent investments were made. Some reconstruction work was carried out at the Hajdúszoboszló and Pusztaederics facilities in 2001.

In future, if capital expenditure budgets allow, plans already exist which would make the maintenance and expansion of current storage capacity possible in the medium term. The expansion of storage facilities would allow the natural gas storage unit to become an important storage centre for the region.

Human Resources

We intend to become a decisive player in the regional market, for which we need qualified, committed and highly motivated employees, as well as excellent relations with the other players in the market and in our area of operation. To achieve this we have to be competent in driving home our targets clearly and unequivocally to all our employees. We have taken the first step by outlining our Vision. Our management and employees jointly articulated all the deliverables that are indispensable if we want to reach our strategic objectives. Simultaneously with building our shared Vision we have examined our employees' opinions of our stated values and their attainment. The results are promising for the future, and they indicate that our employees are committed both to the Company and to their own contribution. This fact is well reflected in the closing statement of our mission statement: "MOL is a great company to work for and to work with."

The cultural change program of our company, which is being pursued with an unprecedented pool of employees, is supporting work practices by empowerment, improvement of co-operation and the understanding and mastering of successful behavioural models. In our view the expansion and consistent


Year-End Headcount of the MOL Group
MOL Plc.
Subsidaries
25000
20000
15000
10000
5000
0
1998
1999
2000
2001

application of the Performance Management System (TMR); the implementation of the Young Talents Program (FTP) to create a management succession pool, and the development of the Competency Management System for the generation of appropriate employee-management skills are indispensable for achieving our goals.

We are taking significant steps towards identifying and benefiting from the synergies inherent in the governance and operation of new companies in our portfolio, as well as the operation of the human resources management systems. We have continuously improved our operations by re-defining our comprehensive operative targets and principles in accordance with our strategy and







the development of the appropriate internal regulatory system. We have continued the Business Process Re-engineering (BPR) project launched in 2000, and late in 2001 we started to implement the project results. This will contribute to making our operation more flexible, quicker and better integrated by standardisation and streamlining as well as through IT support of our processes. Based on the BPR project's findings we have launched a project which is aimed at laying the foundations of a Business Control System.

Health, Safety, Environment and Quality Management

The most important success of our Quality Management program is that all MOL domestic production and product-marketing units are now operated in accordance with a standardised system (11 quality and 4 environmental management systems). Our quality and environmental management systems ensure that customer focus, environmental protection, labour and safety issues are all properly taken into consideration.

The MOL Group Quality Policy and its implementation supports our strategy to achieve "business excellence", as the programme is systematic and based on the integration of operations and standardised management of corporate processes. The key element of the successful implementation of this program is efficient cooperation between our various organisations and units.

To support the development of a quality-based culture, MOL identified the basic requirements for quality management, and carried out a survey of the whole organisation based on a tailor-made self-assessment of performance.

An effective evaluation of the performance of our Health, Safety, and Environment Protection programme can be carried out with the help of our key performance indicator system. In 2001 we gradually expanded this evaluation system across the entire MOL Group as well as our key contractual partners. The HSE indicators also form part of our management incentive scheme. At the beginning of 2001, we published the MOL Group HSE Manual, which was written to support the improvement of MOL Group level HSE performance.

We can demonstrate the substantial improvement in our 2001 HSE performance with the use of some statistics. In 2001 no fatal accidents occurred at work in MOL, which is an outstanding achievement even by international standards. In 2001, the number of accidents fell by 18% to just 50, which represents the best result since MOL's foundation. Accident frequency, measured by the number of accidents per million hours, fell from 2.8 in 2000 to 2.6 in 2001.

With regard to safety technology, the number of fire accidents fell by 14%, and total fire damage amounted to less than HUF 5 mn. This is dramatically less than the figure for 2000, and the best result in MOL's history.

In 2001, MOL finished its largest environmental project to date in Hungary at the Duna Refinery. MOL invested HUF 55 billion in the Residue Upgrading Project, which meets all EU environmental standards. The final part of the project, the delayed coker, was inaugurated in November. The plant dramatically reduces the production of high sulphur content heavy fuel oil and increases the output of cleaner and more valuable white products.

In 2001 MOL spent nearly HUF 3 bn implementing other HSE projects. We spent HUF 1.6 bn on fire protection projects in 2001, and implemented various other environmental projects with the remaining HUF 1.4 bn. MOL spent a further HUF 2 bn on the remediation of environmental liabilities, such as the elimination of acid tar and the decontamination of soil and groundwater, for which provisions had already been made.



We believe that the considerable HSEQ successes achieved in 2001 will act as a major incentive for MOL to redouble its efforts in 2002. Our goal is to obtain confirmation from all our stakeholders in respect of the successful implementation of the key targets identified in the MOL Group Vision, namely "Quality-focus, responsibility for and accountability towards the environment and society in all our operations".

MOL and Society

In addition to playing an important role in the economy, it is the intention of MOL to become a full member of society, with a strong commitment to providing humanitarian aid, making donations for charitable purposes, safeguarding unique cultural values, protecting the environment and supporting outstanding sporting achievements. In 2001 MOL allocated several hundred million forints to these activities.

The Company supports health care institutions, the Hungarian Maltese Charity Service and the Hungarian Ambulance Service by making donations and organising charity events, thereby supporting the sick and needy.

By taking up the cause of supporting children, as well as promoting science and education, the Company is already successfully looking after the future generation in the present. On the occasion of its tenth anniversary the Company donated HUF 10 million for food support for children in need, and organised the "Fillér" (Penny) fund-raising event for helping mentally handicapped youngsters to take part in sports.

The Company, through the "Peregrinatio" foundation, supported students choosing careers in economics or engineering. For its generosity in supporting education the Company has been awarded the "Kármán Tódor" prize.

In the interests of safeguarding cultural values MOL provides financial support to the Hungarian Museum of Natural Sciences, the Hungarian Museum of the Oil Industry, the Hungarian State Opera, and a number of other cultural and art institutions.

Also, in order to promote healthy living, MOL plays an active role in supporting sports in Hungary and was the only company to receive from the Ministry of Youth and Sports the "Aschner Lipót" prize which was founded on the occasion of Hungarian Sports Day. Traditionally the Company sponsors the following sports: kayak, canoe, motor sports, basketball, modern pentathlon, as well as the European Water-Polo Championships.

The Company's environmental awareness is reflected in its environmentally friendly technologies, projects and products and it conducts campaigns for planting trees as well as supporting the Hortobágy National Park and the Hungarian Society for Ornithology and Nature Conservation.







Financial highlights

• Exploration and Production operating profit in 2001 fell to HUF 67.2 bn due to a combination of a lower crude oil price, lower hydrocarbon production, and higher domestic gas prices. This represents a 21% decline in profits compared to 2000, excluding one-off items that boosted 2000 results. This is broadly in line with industry trends.

• Refining and Marketing operating profit grew by 20% - excluding the inventory-holding effect and a HUF 6.3 bn gain on the sale of Kőolajtároló Rt. - driven by strong sales, healthy marketing margins and a strong retail performance and in spite of a fall in the refining margin to more normal levels after a record level in 2000. Reported Refining and Marketing operating profit fell by 17% to HUF 70.2 bn from HUF 84.9 bn.

• Gas and Power incurred an operating loss of HUF 120.8 bn in contrast to a HUF 115.7 bn loss in 2000 as the rising cost of imported gas was not reflected in the regulated selling price.

• Group operating cash flow was HUF 54.0 bn, representing an increase of 9%. Operating cash flow before movements in working capital fell by 41%, reflecting the losses of the gas business. The change in working capital reduced operating cash flow by HUF 12.3 bn.

• Earnings Per Share (EPS) were 94% lower at HUF 13, against HUF 206 in 2000.

Overview of the Business Environment

	1997	1998	1999	2000	2001
Annual average HUF/USD exchange rate	*186.75*	*214.45*	*237.31*	*282.27*	*286.54*
Closing HUF/USD exchange rate	*203.50*	*219.03*	*252.52*	*284.73*	*279.03*

International, regional and Hungarian economic trends influenced MOL's operational and financial performance significantly. In particular, results were negatively influenced by a sharp fall in refining margins. Average consumer-price inflation was 9.2% in 2001 as opposed to 9.8% in 2000. The Hungarian Forint weakened slightly against the US Dollar: the average exchange rate in 2001 was 1 USD = 286.5 HUF, while in 2000 1 USD = 282.3 HUF. The Forint strengthened against the Euro by 1.3% in 2001 after weakening by 4% in 2000, as the Euro slightly weakened against the US dollar. The rate of Hungarian GDP growth in 2001, according to preliminary figures, was 3.8%, compared to 5.2% in 2000.

MOL's main inputs, crude oil and natural gas, are denominated in USD while a substantial proportion of its sales of refined petroleum products, although denominated in HUF, are determined in relation to USD market prices. Consequently, fluctuations in the value of the HUF against the USD have a considerable impact on MOL's operations. Their actual impact depends on the extent to which MOL is able to reflect such currency fluctuations in its selling prices.

In 2001 the significant decrease in the annual average Brent crude oil price led to a fall in product prices, which resulted in the resumption of growth in demand both in Hungary and in the region. In 2001 the average Brent quoted crude oil price was 24.4 USD/bbl, down 14.4% compared to the average price of 28.5 USD/bbl in 2000. The average Med quoted price of Ural Blend, which makes up the bulk of MOL's crude oil purchases, was 23.0 USD/bbl, down by 13.7% compared to 2000 (26.6 USD/bbl).

Average FOB Med gasoline prices fell by 18.5%, gas oil prices were down by 18.5%, high sulphur fuel oil prices decreased by 20.3% and FOB Med naphtha prices were down by 20.2%.

Whereas the market for petroleum products is fully liberalised, MOL's natural gas business is regulated. According to the regulation in force between January 1, 1997 and December 31, 2001 natural gas sales prices were set each 1 July (at the beginning of the regulatory year). In 2001 the imported natural gas purchase price increased by 16.6% to an average of 39.3 HUF/m^3, while the annual average selling price increased by 26.6% (+5.4 HUF/m^3) compared to 2000, to an average of 25.9 HUF/m^3.

Variations in weather conditions cause fluctuations in demand for natural gas and certain petroleum products. Also, during the course of a year, the results of the Group's operations are subject to seasonality. However, the integrated nature of MOL's business mitigates the seasonal volatility of the individual businesses. Demand for natural gas and heating fuels is typically lowest in the third quarter and highest between October and March, while demand for transportation fuels is generally highest in the second and third quarters and lowest in the first quarter. All of these effects influence the operating results of the different segments. The Group is also subject to royalties payable to the Hungarian State on most of the natural gas and crude oil production in Hungary. The rate was 12% in both 2001 and 2000.

Key financial data by business segments (in accordance with IFRS)

CONSOLIDATED NET EXTERNAL SALES REVENUES (in HUF million)	2001	2000
Exploration and Production	6,169	4,641
Refining and Marketing	740,339	751,750
Gas and Power	329,473	235,667
Corporate and Other	29,119	31,284
TOTAL	**1,105,100**	**1,023,342**

CONSOLIDATED OPERATING PROFIT/(LOSS) (in HUF million)	2001	2000
Exploration and Production	67,237	95,412
Refining and Marketing	70,235	84,887
Gas and Power	(120,765)	(115,667)
Corporate and Other	(24,869)	(22,629)
TOTAL	**(8,162)**	**42,003**

Net external sales revenues include only sales to third parties outside the MOL Group; operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers domestically produced crude oil, condensates and LPG to Refining and Marketing, and natural gas to Gas and Power. The internal transfer prices used are based on prevailing market prices. However, in respect of transfers of domestically produced natural gas, the transfer price is limited to the regulated wholesale selling price (adjusted to exclude storage, transport and inventory holding fees) where this is below the prevailing market price, as was the case in 2001.

Sales, Operating Expenses and Operating Profit

In 2001, Group net sales revenues were HUF 1,105.1 bn, an increase of 8% over 2000. Sales to customers outside Hungary reached HUF 235.2 bn, up by 11%, and represented 21% of total sales. Following the sale of certain subsidiaries, as part of the strategic divestiture programme, "other income" was HUF 2.7 bn lower than in 2000. The prior year figure includes the HUF 4.8 bn gain on the disposal of our Tunisian and Egyptian interests and was boosted by the reversal of provisions for Yugoslavian receivables of HUF 3.7 bn.

The value of raw materials and consumables used increased by 11%. Within this, raw material costs fell by 6% mainly due to lower crude oil prices. The higher average price of imported natural gas as well as increased sales volumes were the main causes of the 28% rise in the cost of goods purchased for resale, as oil price changes have only a delayed impact on the price of imported natural gas. The value of material-type services and the cost of subcontractors increased by 15%, primarily as a result of higher exploration and transport costs.

Personnel expenses for the year increased by only 1% in spite of a contractual average salary rise of 12%, reflecting our headcount reduction measures. Average Group headcount decreased from 18,016 to 15,218 over the year. MOL plc's average headcount - excluding the consolidated subsidiaries - was 10,482 in 2001 against 11,942 in 2000.

Although the gross book value of tangible fixed assets increased only sightly, the amount of depreciation, depletion, amortisation and impairment grew by 9%. This is mainly due to impairment losses of HUF 3.3 bn recognised on tangible fixed assets of certain oil and gas producing fields in 2001, while the impairment tests concluded at the year end gave rise to a net write back of HUF 0.4 bn in 2000.

The 12% increase in other operating expenses is in part due to the ongoing Business Process Re-engineering (BPR) project, the costs of which are charged to the "Corporate and Other" segment. The costs of the final SAP R/3 implementation phase of this project are being capitalised. Other operating expenses in 2001 also include the cost of the accounts processing function, outsourced from the beginning of the year, and a charge of HUF 1.8 bn for writing off obsolete inventories. The first of these items is fully offset by reductions in other income statement line items, principally personnel expenses.

The "change in inventories of finished goods and work in progress" was a positive HUF 5.5 bn in 2001 compared with a negative HUF 18.8 bn in 2000, reflecting the effect of lower crude oil prices. The value of work performed by the Group and capitalised was HUF 18.0 bn and HUF 20.0 bn in 2001 and in 2000 respectively.

Exploration and Production Overview

The Exploration and Production segment's operating profit of HUF 67.2 bn fell by 29.6% from HUF 95.4 bn in 2000. This is mainly attributable to lower crude oil prices in the second half-year and lower production volumes. The increase in regulated gas selling prices, against which transfers of natural gas to the Gas and Power segment are valued, influenced the segment's revenue favourably in 2001.

Among our traditional domestic exploration areas we achieved positive results in 2001 in Eastern Hungary. Significant oil and natural gas reservoirs were discovered in the Tóalmás region and in

Derecske and Borota. MOL's total domestic net proved developed and undeveloped reserves as at December 31, 2001 were 40.8 mn toe (307.8 mn boe) (38.3 mn toe, 289.4 mn boe in 2000), consisting of 34.3 bcm (227.2 mn boe) of natural gas (including condensate and gas liquids) and 10.7 mn tonnes (80.6 mn boe) of crude oil. Natural gas was 32.2 bcm in 2000, while crude oil was 9.5 mn tonnes. The growth was driven by reserve replacement (45.8 mn boe), which exceeded production (27.4 mn boe). Reserve replacement was realised by new discoveries totalling 21.8 mn boe, field extensions of 7.2 mn boe and by a further 16.8 mn boe from reserve re-evaluation, and secondary and tertiary recovery.

At the end of 2001, the Group held 42 domestic exploration blocks with a total area of 34,374 km². In 2001, three territorial permits for exploration expired. Of these, two were extended and we started exploration programmes in one block.

In 2001 the withdrawal from international exploration territories continued. In 2001 we completed the final section of the work commitment of our Syrian Palmyra-East project by drilling two exploration wells. These wells did not find commercially exploitable reserves, consequently we allowed the Production Sharing Agreement (PSA) to expire in August 2001. In our project in Greece, the last exploration well of our work commitment is being completed, and we expect to finish the project in 2002. In Pakistan, through a farm-out to POL, we reduced our share in the Tal project from 35% to 10%. POL agreed to carry MOL's share of expenditure until the end of the current exploration phase, including the cost of drilling one exploration well.

During the year we were active in Yemen. We drilled one exploration well in Block 49, which produced promising results. To investigate the hydrocarbon potential of the block further, we have entered into the second exploration phase. In Block 48, the first exploration phase will be completed with the drilling of two exploration wells in 2002. In Yemen, we farmed out a 30% share in both of our blocks to POL and Attock. POL is already our partner in our Pakistani exploration project, while Attock is its parent company.

In Russia, delays in the enactment of PSA legislation impacted on the implementation of our Siberian reserve acquisition project. However on 12th February 2002 MOL and Yukos signed an agreement for the establishment of a joint venture for the development and production of the Zapadno-Malobalyk oil field.

Crude oil production was 1.1 Mt in 2001, a decline of 6.3% due to the natural depletion of domestic producing crude oil fields. Natural gas production was 3.2 bcm, 0.7% (22.5 mcm) lower than in 2000. Average daily net domestic production of crude oil and natural gas in 2001 was 11,615 toe, compared to 12,740 toe in 2000. In 2001, 73.2% of production (calculated on a crude oil equivalent basis) was natural gas against 67% in 2000. Condensate volumes decreased by 3.3% from 279 kt to 270 kt.

The average production cost of crude oil was 3.2 USD/bbl in 2001 against 2.5 USD/bbl in 2000. The average production cost of natural gas increased from 6.1 USD/thousand m³ to 6.6 USD/thousand m³. Growth in the direct unit production cost of oil was experienced as a result of both a decline in production volume and the transfer of certain maintenance planning and management activities to a fully owned subsidiary. Whilst carried out within the division these maintenance related costs were recorded as overheads, but following their transfer in 2001, they are recorded as direct costs and therefore included in the unit costs shown.

In 2001 we continued to bring new fields into production that we have discovered in recent years. We have applied Enhanced Oil Recovery (EOR) procedures in five fields, representing 16% of total crude oil production (0.2 mn tonnes).

Refining and Marketing Overview

Crude oil and oil product prices have a significant effect on the performance of the Refining and Marketing segment. The fall in prices experienced in 2001 helped boost demand, which together with successful marketing efforts led to sales volume growth of 6.5%. However, the increase in volume could not compensate fully for the fall in prices, and net sales revenue therefore fell by 1%. Reported operating profit fell by 17.3% primarily as refining margins worldwide returned to more normal levels after reaching unusually high levels in 2000. On an estimated current cost of supply basis and excluding a HUF 6.3 bn gain on the sale of Kőolajtároló Rt., operating profit increased by 20% driven by strong sales, healthy marketing margins and strong retail performance.

In 2001 we processed 6.8 Mt of crude oil, the same level as in the previous year. The proportion of domestically produced crude oil processed further declined to 14.6%, down from 16% last year, as a result of lower production. The volume of imported crude oil processed increased from 5.7 Mt to 5.8 Mt.

Aggregate sales volumes, including sales of LPG and gas products, increased to 8.1 Mt from 7.6 Mt in 2000. Domestic sales rose by 0.2 Mt (2.7%), while export sales were up by 0.3 Mt (16.9%).

In domestic sales, we focused on optimising the balance between wholesale margins and market share. Alongside an increase in the wholesale margins on our domestic gasoline and gasoil sales, our market share fell slightly as sales volumes grew by 1.4%, somewhat less than the market as a whole. However, we increased our sales volume and market share in the shrinking fuel oil market.

In spite of the regional oversupply, we increased export sales of gasoline, gas and heating oils, and fuel oils by 28%, in total. Utilising the synergies of the co-operation with Slovnaft, MOL has gradually withdrawn from the Czech and Polish markets. The growth in export sales volumes reflects MOL and Slovnaft's combined logistics advantage and was driven primarily by sales to the Austrian and Slovakian markets.



The pursuit of a business policy focusing on the optimisation of market share and margins led to an increase in the profitability of our bitumen business with a small decline in market share.

In spite of fierce competition in the shrinking domestic lubricant market, we maintained our market share of 48%. However, our lubricant export volume fell by 44%, in large part due to the sale of a small lubricants plant in Nyírbogdány.

MOL remained the domestic wholesale market leader in LPG, although our market share declined by 4%. Despite a dwindling retail LPG market, we continued to capture new business in line with our strategy. In 2001, as a result of a 40.7% increase in volumes sold, we grew our retail market share to 20%. In the autumn months our market share rose to a new high of 23%. The number of our cylinder resale outlets has risen to around 1,000. The number of our tank consumers has dropped to 1,150 because we concentrated our sales efforts on the more efficient, larger volume consumers during the year.

Our achievements in autogas marketing network development are also significant and the number of market outlets has increased from 15 in the previous year to 89.

On the retail market our market share remained stable. MOL's retail market share for motor gasoline was 41.9%, an increase of 0.5% over 2000 and 47.7%, 0.3% lower than in 2000, for motor gas oils, based on data from the Hungarian Petroleum Product Association (MÁSZ). Our retail sales volumes of motor gasoline and gas oil increased by 3.2% and 4.3% respectively. In addition, filling station efficiency indicators have further improved. The average throughput of MOL's domestic filling stations was 6% higher than in the previous year, and was 11% higher than the average turnover of MÁSZ members. Significant success was achieved in non-fuel sales, where shop product sales revenues grew by 60%. At the end of the year there were approximately 405,500 loyalty cards in circulation, 16% more than in the previous year. Fuel card sales increased by 8.6% in 2001.

In order to increase the efficiency of our domestic filling station network we closed 10 low-turnover filling stations in 2001. During the year we also built two new stations and reconstructed two others. At the end of the year MOL had 443 filling stations in the region, of which 377 are located in Hungary. Growth in the foreign network is primarily due to our continued development in Romania.

The implementation of supply-chain philosophy within the refining and marketing segment started in 2001. As a result of the supply-chain management efforts our control of inventory improved significantly. Year-end hydrocarbon inventory levels were 20% lower than in 2000. We were also successful in controlling refining costs, as the unit cost of refining grew by only 4.5%, significantly below the rate of inflation. In order to improve the efficiency of our refining business, we mothballed the atmospheric distillation capacity of the Tisza and Zala refineries. We optimised the timing of product deliveries in order to make logistics more efficient, which resulted in a nominal increase in logistics expenses of only 2%, a fall in real terms. Controllable costs remained unchanged in real terms.

Gas and Power Overview

The Gas and Power segment reported an operating loss of HUF 120.8 bn against HUF 115.7 bn in 2000. The loss arose almost entirely from the fact that the regulated wholesale price throughout the year did not reflect the higher import prices. The operating loss includes a HUF 14.2 bn write-down of the year-end gas inventories to their net realisable value, as import costs exceeded projected sales prices (a write-down of HUF 17.9 bn was made in 2000).

Revenue from natural gas sales (including transmission revenues) increased from HUF 238.3 bn to HUF 333.5 bn, as a result of increases of 26.6% in the average selling price and 10.5% (1,225 million m^3) in sales volumes. Natural gas transit revenue was HUF 7.2 bn, up from HUF 4.9 bn in 2000. Transit volume was 1.7 bcm against 1.3 bcm in 2000.

Natural gas sales volumes were 12.9 bcm (11.6 bcm in 2000). The increase in sales was principally due to the very severe weather experienced in December, which led to significantly higher demand from the Gas Distribution Companies. Sales to the power sector showed an increase in comparison to 2000, while the consumption of industry customers was stable in volume terms.

Sales of imported gas of 9.8 bcm represented 76.2% of total sales, an increase from 74.9% in 2000. The increased demand was met with gas from inventories, which consist mostly of gas imported earlier. Sales from domestic production were 3.1 bcm against 2.9 bcm in 2000.

The profitability of the natural gas business was adversely affected by the 16.6% increase in import prices. The wholesale price was raised on 1 July 2001, resulting in an increase in the average selling price from 20.5 HUF/m^3 to 25.9 HUF/m^3. In 2001 the average import price of natural gas (39.3 HUF/m^3) still exceeded the average selling price by over 13.4 HUF/m^3. We have cut back our capital expenditure in response to reduced cash flow and a significant decline in profits, but safety of operations remains a priority.

Corporate and Other Overview

The operating loss of the Corporate and Other segment, containing the costs of head office and corporate services, was HUF 24.9 bn, HUF 2.3 bn more than in 2000. The Business Process Reengineering Project started in 2000 and the costs of the project are charged to the Corporate and Other segment. The non-capitalised costs of the project increased by HUF 0.9 bn in 2001 compared to 2000. A rationalisation of non-hydrocarbon inventories held by the Procurement department led to an exceptional HUF 1.7 bn impairment charge. 2001 was the first year in which accounting functioned as an outsourced activity, following the transfer of this activity to Accenture Kft at the end of 2000.

Service costs are in line with plan and, following a smooth handover customer satisfaction has been high. The end-year headcount of this segment decreased from 3,716 to 2,662, principally as a result of the disposal of non-core companies and outsourcing.

Controllable Costs

The Group strategy announced in 1999 called for a reduction of MOL Group controllable costs by USD 100 million by the end of 2002. Controllable costs excluding one-off items increased from HUF 145.4 bn in 2000 to HUF 149.1 bn in 2001, expressed in real terms of 1999. The slight increase is largely the consequence of an increase in maintenance costs caused by lower levels of capital expenditure over the past year, and higher energy costs. However, expressed on the same basis, 2001 controllable costs were 10.7% or HUF 17.9 bn below those of 1999. This represents a real saving of USD 75.5 million.

Net Financial Expenses

Net financial expenses fell by HUF 16.9 bn to HUF 5.5 bn. Financial income in 2001 was HUF 19.9 bn, 80% higher than in the previous period. The 2001 figure includes an exchange gain of HUF 16.0 bn on foreign currency loans corresponding to an exchange loss of HUF 11.2 bn in 2000. Total financial expenses in 2001 amounted to HUF 25.4 bn against HUF 33.4 bn in 2000, of which interest payable was HUF 18.6 bn, up 26% on 2000, reflecting the higher borrowings during 2001.

Income from associates

The Group's share of the profits of associated companies was HUF 10.4 bn in 2001, of which HUF 5.7 and HUF 2.3 bn relates to Slovnaft and TVK respectively. Strong contributions were also made by Panrusgáz, ÉGÁZ and DÉGÁZ.

Profit before Taxation

As a result of the above-mentioned factors, the Group's loss before taxation in 2001 was HUF 3.2 bn against a profit of HUF 22.6 bn in 2000.

Taxation

In 2001 actual tax payable reduced the Group results by HUF 2.1 bn compared with HUF 3.3 bn in 2000. Since 1999 MOL has enjoyed a 70% tax holiday giving an effective tax rate of 5.4% because in two consecutive years it spent more than HUF 1.0 bn on manufacturing assets. MOL expects to enjoy a 100% tax holiday in 2002. Deferred taxation had a considerable positive effect on tax expense in 2001. This is mainly due to the establishment of a deferred tax asset in respect of MOL Rt.'s loss for the period, as these losses can be utilised to reduce future tax liabilities. A detailed breakdown of the deferred tax balance can be found in note 24 to the financial statements.

Profit after Tax

As a result of the positive taxation effect MOL was able to report a small profit after taxation of HUF 3.0 bn, 84% lower than in 2000.

Net Income

In 2001 a profit of HUF 1.8 bn was allocated to minority interests lowering consolidated net income to HUF 1.2 bn. The comparative figure for 2000 had the opposite effect as a loss of HUF 0.9 bn was allocated to minority interests increasing net income on a consolidated basis. Minority interests increased by HUF 2.7 bn as the profitability of the main contributors, such as Terméktároló Rt., improved.

Cash flow

Operating cash flow was HUF 54.0 bn, representing an increase of 9% on 2000. Operating cash flow before movements in working capital decreased by 41%, reflecting the losses of the gas business. The change in working capital reduced operating cash flow by HUF 12.3 bn. This arises from a HUF 10.6 bn increase in trade receivables and a HUF 4.4 bn and HUF 5.6 bn decline in trade payables and other payables, respectively. These negative effects were only partially offset by HUF 2.0 bn in lower inventories and a HUF 6.2 bn decrease in other receivables. Corporate tax paid amounted to HUF 4.3 bn.

Net cash used in investing activities was only HUF 45.8 bn compared with HUF 170.6 bn in 2000. Capital expenditures and exploration costs fell from HUF 75.8 bn in 2000 to HUF 61.6 bn in 2001 in line with the strict capital expenditure policies implemented. Cash spent on investments fell from HUF 115.2 bn to HUF 11.4 bn, as the acquisition of major stakes in TVK and Slovnaft had a one-off effect on 2000 cash flows. The Company progressed with its divestiture programme which yielded HUF 22.5 bn in 2001, as opposed to HUF 15.1 bn in 2000.

Consolidated Cash Flow (HUF millions)	2001	2000
Net cash provided by operating activities	*53,992*	*49,376*
of which movements in working capital	*(12,319)*	*(63,906)*
Net cash used in investing activities	*(45,807)*	*(170,616)*
Net cash provided by financing activities	*3,263*	*114,063*
Net increase/(decrease) in cash and cash equivalents	*11,448*	*(7,177)*



Net financing cash inflows amounted to HUF 3.3 bn, as access to new financing exceeded the cash requirements of loan repayments and borrowing costs. There was a shift towards short-term financing in 2001 compared with 2000, represented by lower amounts of long-term credit facilities drawn (HUF 53.9 bn in 2001 and HUF 169.5 bn in 2000) and increased short term financing (HUF 38.4 bn in 2001 and HUF 5.9 bn in 2000). Additionally, HUF 13.7 bn of loan capital was raised in 2001 in the form of short-term zero-coupon bonds. Repayment of long-term debt increased from HUF 38.0 bn in 2000 to HUF 68.8 in 2001 while interest paid and other financial expenses also rose, from HUF 19.1 bn to HUF 26.0 bn.

Cash totalled HUF 23.8 bn at the end of 2001, a rise of HUF 11.4 bn over the 2000 figure of HUF 12.4 bn.

Financing Sources

Due to the significant losses of the regulated gas business, in 2001 MOL financed its capital expenditure and the repayment of certain long-term loans mainly by additional borrowings. To exploit sources of internal cash generation, MOL's policy is to give priority to the efficiency of the receivables collection process and of the internal cash pooling of MOL Group. To meet seasonal changes in working capital requirements, the Group's policy is to use short-term bank loans and revolving credit lines. Capital investments are financed either by project-based long-term bank loans matching in duration the expected payback period of the particular project or long-term facilities raised for general corporate purposes.

For 2001 MOL's overall level of gearing exceeded the medium-term target set by the Company (40%), partly due to strategic investments in Slovnaft and TVK in 2000 and partly due to the significant loss incurred in the regulated gas business. The Group's total debt as at 31 December 2001 was HUF 328.9 bn, consisting of short-term debt (including the current portion of long-term debt) of HUF 119.9 bn and long-term debt of HUF 209.0 bn. At 31 December 2001 the gearing ratio was 45%.

Total long-term debt as at 31 December 2001 was denominated mainly in EUR or DEM (60.2%), while 7.4% was held in Forints and the remainder (32.4%) in USD. Of the long-term debt, HUF 240.0 bn (73.0% of the total indebtedness of the Group) is repayable within five years. The composition of the long-term debt was determined on a portfolio basis taking into account the actual currency exposure of the Group's activities.

Short-term debt rose from HUF 55.7 bn at 31 December 2000 to HUF 119.9 bn at 31 December 2001. The increase is mainly related to a transaction for the purchase of crude oil on deferred terms, which under IFRS is required to be recorded as debt.

In March MOL signed a EUR 150 million guarantee facility agreement with a syndicate of international commercial banks. The aim of this facility was to make funds of the European Investment Bank available under two finance contracts signed in 1999 and 2000.

In August MOL executed amendments to its long-term loans to standardise its loan agreements and to ease some technical covenants during a period extending to not later than 31 December 2002. In December 2001, MOL successfully issued 364-day discount notes with a face value of HUF 15 bn at a yield of 9.87%.

In 2001 MOL's average cost of borrowing for its long and short-term debt and bonds including exchange gains/losses on foreign currency debt was 0.4%, which compares to 15.9% in 2000 and 19.5% in 1999. Although in 2002 the Company expects to finance its capital expenditure and the repayment of certain long-term loans mainly from internal cash generation, additional borrowings will also be made with a view to diversifying sources of funding and increasing the security of funding through building available credit lines.

Risk management

MOL as an integrated oil and gas company takes into account the considerable portfolio effects between its businesses, when determining risk management strategy. The risk management department further developed its measurement methodology in 2001 and currently uses an Operating Profit @ Risk method (Monte Carlo simulation). MOL has adjusted its risk management strategy to reflect the effects of the current regulatory environment. As a result, the currency mix of the debt has been restructured. The following transactions were carried out in 2001.

- The currency denomination of MOL's long-term debt was restructured to reduce exposure to the US dollar in favour of the Euro. This was done primarily to reduce the potential foreign exchange gains/losses on the debt and also to adapt to a short USD cash flow position due to the gas business. The currency mix of year-end borrowings is detailed in "Financing Sources" section above.

- Net short USD cash flows were hedged throughout the year.

- Prepaid refining margin swap transactions serve a dual purpose. They manage the refining margin risk and because of the prepaid feature also provide additional liquidity. The transactions closed in 2001 had a positive effect on the Income statement due to the fact that refining margins were under pressure in the fourth quarter of 2001. The majority of these transactions will expire in 2002 and represent good value since crack spreads have also been under pressure since.

- The proportion of debt on fixed rate terms has been maintained at the bottom end of the 25%-75% range approved by the Board of Directors, as international and domestic rates have been falling.

The Company has not engaged and does not intend to engage in speculative transactions.

Capital Expenditure Program

Following an extensive investment program in 2000 aimed at strengthening our regional position, in 2001, due to gas business uncertainties, we decided to implement a reduced program. This meant that apart from the projects already in progress, only the investments necessary for maintaining our operations were implemented.

domestic and regional network development spending was offset by the reduction in maintenance type investments.

In the Gas segment, due to the losses generated and to the planned sale of the business, the CAPEX spending was reduced significantly in 2001 (HUF 5.6 bn compared to the HUF 15.4 bn spent in 2000).

MOL Group CAPEX (HUF millions)	2001	2000
Exploration and Production	23,573	23,463
Refining and Marketing	22,240	40,268
Gas and Power	5,614	15,438
Corporate and Other	14,088	112,858
Total	**65,515**	**192,027**

As a result of this discipline, MOL Group capital expenditure (CAPEX) was HUF 65.5 bn in 2001. Excluding the TVK share purchase transactions, which took place during the year, the CAPEX supporting the operation of our businesses was HUF 60.1 bn. In 2000, the comparable figure was HUF 81.2 bn, which clearly demonstrates the effects of a tighter resource allocation policy.

In 2001 in the Exploration and Production segment we spent HUF 9.2 bn on exploration activities, HUF 0.6 bn more than in the previous year. As a result, 4.2 mtoe gross reserves were discovered. In 2001 we spent HUF 9.1 bn on production projects compared to HUF 10.5 bn in 2000. Due to the CAPEX reduction we started fewer projects and as a result of the more stringent environmental legislation and the slower than expected regulatory authority permission procedures some of the activities had to be re-scheduled for 2002.

Spending on international E&P projects was HUF 0.5 bn higher (total HUF 4.4 bn) than in the previous year. Although we continue our selective and scheduled withdrawal in accordance with our strategy, the compulsory work programs in our remaining projects required more spending in 2001. We were unable to start the Russian ZMB field development with Yukos in 2001 due to the slow approval procedure.

In Refining and Marketing the most important project was the Residue Upgrading project, which was completed in 2001. The Delayed Coker unit was commissioned, together with the GOK-2 desulphurisation unit modifications required for processing the coker gas oils. Total spending on this project amounted to HUF 9.6 bn in 2001.

In Marketing, the LPG retail development project was the most significant investment, amounting to HUF 1.3 bn. The major part of this expenditure related to the autogas program which was started in 2000. In order to maintain the operability of our assets in refining and logistics and to comply with legal and safety requirements an additional HUF 6.9 bn was spent.

The level of investment in Retail was almost unchanged (HUF 3.3 bn vs. 3.4 bn). In Romania we opened three new filling stations and made additional land purchases. In Slovenia we purchased two plots of land previously selected. In total the increase in our

In gas transmission and transit, in order to satisfy the increasing transit volumes, pipelines and a compressor station were constructed (HUF 1.1 bn in 2001, HUF 3.9 bn in 2000) and the compressor station in Mosonmagyaróvár was completed (HUF 0.2 bn). In addition smaller capacity increases necessary for safe transmission (HUF 0.3 bn) and reconstruction projects (HUF 2.5 bn) were implemented for the rehabilitation of pipelines, corrosion protection, instrumentation and for revamping gas transfer stations.

In order to maintain our underground gas storage capacity, a number of projects were carried out at a cost of HUF 0.6 bn. In 2001 we started the rehabilitation work to restore the loss of storage capacity caused by the late 2000 blow-out at Pusztaszőllős (HUF 0.3 bn).

In 2001 we spent HUF 5.7 bn more than in 2000 on projects supporting corporate services. This increase relates mainly to the capitalisation of the software implementation related consultancy fees of the BPR project (HUF 5.6 bn).

Gas Price Litigation

Under the Hungarian Gas Act, the price of natural gas is determined by the Minister of Economy and published in a Ministerial Decree. The prices established by the Minister are applied as official maximised prices. It is MOL's understanding that the Minister of Economy did not apply the Gas-price Formula and the effective wholesale gas price is not in compliance with the relevant legal regulations. Therefore, MOL commenced civil proceedings for the reimbursement of the damages of HUF 7.3 billion (suffered in July, August and September 2000 and subject to further increase) against the Minister of Economy, the Ministry of Economy and the Government at the Municipality Court of Budapest in 2000. The Court rejected the claim at the first instance with the argument that compensation cannot be ordered for damages caused by a legislative measure (i.e. the Decree of the Minister of Economy publishing the gas price). In 2001 the Supreme Court of Justice as Court of second instance also rejected MOL's claim based on the argument that it has neither competence nor jurisdiction in the subject matter. MOL filed an extraordinary appeal against the final decision as well as a constitutional claim, the procedures of which are still pending.



Other Litigation

INHIBITOR Kft. initiated a lawsuit against MOL because of delayed performance of a supply agreement for penalty and damages in the amount of HUF 150 million plus interest in 1997. Following the first instance decision, which rejected the claim, the Supreme Court of Justice as second instance court ordered a new procedure. In the repeated first instance procedure the Court granted the claim of the plaintiff. MOL appealed against the repeated first instance decision and the second instance procedure is pending.

The second instance decision of the Commercial Court in Vienna under which AVANTI AG is obliged to pay to MOL HUF 1.4 billion (USD 4.9 million) plus interest and costs because of non-payment for deliveries of mineral oil has been finally approved and become enforceable. The proceedings relating to the counterclaim of AVANTI AG and AVANTI Rt. filed against MOL on account of unjust enrichment in the amount of HUF 610 million at the Municipality Court of Budapest are still suspended.

In a lawsuit initiated by MOL against Remete Trans Cooperative for the payment of invoices in the amount of HUF 71 million plus interest in 1993 the defendant initiated a counterclaim against MOL because of unfair market practice in the amount of HUF 430 million. The defendant reduced the amount of the counterclaim to HUF 220 million in 2001. The Municipality Court of Budapest as second instance court rejected the claim of the defendant for revision of the first instance decision in which the claim of MOL was granted but it also granted the legal basis of the counterclaim and ordered a new first instance procedure in order to establish the amount of the counterclaim. The new first instance procedure on the establishment of the amount of damages to be paid by MOL is pending at the Municipality Court of Budapest.

In the lawsuit for the revision of the second instance resolution of the National Customs and Finance Guard (VPOP) in which VPOP obliged MOL to pay HUF 430 million as customs, penalty, surcharge and tax because of the improper application of customs tariff categories the Municipality Court of Budapest has partially rejected MOL's claim. Pursuant to this decision MOL would be able to reclaim only the amount of the penalty, equal to HUF 215 million plus interest. MOL intends to file an extraordinary appeal against the decision.

The claim initiated by Milford Holding Limited against BorsodChem Rt., MOL, Hungarian Foreign Trade Bank Rt., Amerwind B.V. and TVK Rt. as defendants for the invalidation of various share sale and purchase as well as option agreements entered into between the defendants on the transfer of shares held in TVK Rt. was withdrawn by the plaintiff.

There are approximately 50 law suits pending against MOL with an individual value exceeding HUF 1 million. The number of the suits initiated by MOL against third parties with an individual value exceeding HUF 1 million is approximately 55.

ACHIEVEMENTS IN FUNCTIONAL SUPPORT AREAS

Outsourcing of MOL's Financial and Accounting Functions

One year on from the transfer of around 400 staff to Accenture under a six-year renewable contract, the Finance and Accounting Outsourcing Project is fully meeting its objectives. The transfer was achieved without any disruption of service and reporting cycles have been accelerated significantly. Costs are on target and the regular measurement of service performance has improved service quality. Accenture's focus on efficiency has resulted in a quicker than planned reduction in the number of staff needed to provide services to MOL. The number of Finance and Accounting locations has been reduced from 14 to 8, with further streamlining planned. A significant milestone was reached in November 2001, when the Budapest staff moved to a dedicated Accenture operations centre and now work in a modern efficient environment. Building on this positive experience the scope of the contract was extended in December 2001 to include Treasury back office activities. The accounting of several subsidiaries has also been transferred and MOL and Accenture are working together to develop the unit into a true Multi-Client Service Centre. We are very proud to announce that MOL has recently received the CFO Europe Magazine Best Practices Award 2001 in the category "Developing Internal Efficiencies" for this outsourcing initiative.

Business Process Reengineering

In May 2000, MOL started an internal Business Process Re-engineering (BPR) project to support its strategy for maximum organic growth, aggressive reduction of operating costs, streamlining of the organisation and top quartile performance. The first phase, Redesign, was completed in November 2000.

During 2001, MOL moved forward with this project, completing the Blueprinting and Detail Design phases. The project has at its foundation the replacement of the current SAP R/2 system with SAP R/3, including IS-Oil to support the specific oil-related activities at MOL. The project has an aggressive time schedule and is scheduled to "go live" with all modules during the second half of the year.

The project will deliver a single integrated package with more powerful tools at management's fingertips for decision-making and analysis. Efficiencies will be gained through the automation of many processes that are performed manually today.

Within the scope of the project are the following areas: Finance, Treasury, Controlling, Planning, Sales, Management Information and KPI's, Customer Relationship Management, Distribution, Materials Management, Human Resources and Maintenance. The project also includes the complete upgrade of MOL's IT infrastructure.

Total project costs, including the IT infrastructure upgrade, will be approximately HUF 17 bn over two years.

Annual recurring benefits, once fully achieved, are projected to total HUF 14 bn. These benefits include lower headcount, reduced operating costs and better managed working capital.

Information Technology

MOL's information technology/e-business/knowledge management strategy is being implemented. The renewal of IT infrastructure is underway in order to enable and support the introduction of the SAP R/3 system and new corporate processes.

The home page of MOL was renovated, and the standardisation of the corporate intranet portal was started.

For our managers and sales specialists, we provided the appropriate conditions necessary for distance working. We increased the safety level of our systems both in terms of fault tolerance and attack resistance.

We successfully utilised the synergies offered by co-operation with Slovnaft and TVK IT departments.

Procurement

In 2001, the Procurement organisation of MOL has continued to work hard on the implementation of its strategy. Commitments were met and measurable results were delivered to the Company.

A reduction of over 3% in the cost of purchased materials and services was achieved through supplier consolidation, supplier evaluation and application of electronic auctions and electronic catalogues.

The procurement organisation's operational productivity was considerably improved. Double digit percentage reductions were achieved in both headcount and centrally managed stock levels and the reduction in operating costs was also close to this level.

International co-operation with Slovnaft was a new challenge for Procurement in 2001, where the team delivered excellent synergy results. Besides material synergies, the benefit of process synergies started to be felt by standardisation of our practices.

SAP R/3 implementation is a key element of the process improvement targeted by the Procurement organisation. Significant preparation work was completed in 2001 and the team is looking forward to a successful implementation in mid 2002.



MOL MAGYAR OLAJ- ÉS GÁZIPARI RT.

AND SUBSIDIARIES

Consolidated financial statements as of 31 December 2001 and 2000 prepared in accordance with International Financial Reporting Standards together with the independent auditors' report

INDEPENDENT AUDITORS' REPORT

To the Shareholders of MOL Magyar Olaj- és Gázipari Rt.:

We have audited the accompanying consolidated balance sheets of MOL Magyar Olaj- és Gázipari Rt. and its subsidiaries ("the Company") as of 31 December 2001 and 2000 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements set out on pages 34-63 are prepared in accordance with International Financial Reporting Standards and are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above give a true and fair view of the consolidated financial position of MOL Magyar Olaj- és Gázipari Rt. and its subsidiaries as of 31 December 2001 and 2000 and of the consolidated results of their operations and their cash flows for the years then ended in accordance with International Financial Reporting Standards as published by the International Accounting Standards Board.

Arthur Andersen

ARTHUR ANDERSEN
Budapest, Hungary
20 March 2002



CONSOLIDATED BALANCE SHEETS

31 December 2001 and 2000

	Notes	2001 HUF millions	2000 HUF millions
ASSETS			
Non-current assets			
Intangible assets	3	12,548	5,948
Property, plant and equipment, net	4	402,536	443,076
Investments in associated companies	5	157,781	142,346
Other investments	6 ii)	4,738	8,297
Deferred tax assets	24	21,531	13,171
Other non-current assets	7	3,374	1,854
Total non-current assets		**602,508**	**614,692**
Current assets			
Inventories	8	121,018	141,436
Trade receivables, net	9	122,837	113,776
Investments	10	5,738	8,875
Other current assets	11	29,025	41,459
Cash and cash equivalents	12	23,838	12,390
Total current assets		**302,456**	**317,936**
TOTAL ASSETS		**904,964**	**932,628**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Shareholders' equity			
Share capital	13	97,818	98,113
Reserves	14	268,022	261,460
Net income for the year		1,241	20,240
Total shareholders' equity		**367,081**	**379,813**
Minority interest		**6,179**	**5,672**
Non-current liabilities			
Long-term debt, net of current portion	15	209,028	285,647
Provisions for liabilities and charges	16	38,800	41,009
Other non-current liabilities		303	500
Total non-current liabilities		**248,131**	**327,156**
Current liabilities			
Trade and other payables	17	152,767	154,977
Provisions for liabilities and charges	16	10,947	9,262
Short-term debt	18	51,947	7,629
Current portion of long-term debt	15	67,912	48,119
Total current liabilities		**283,573**	**219,987**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**904,964**	**932,628**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
31 December 2001 and 2000

	Notes	2001 HUF millions	2000 HUF millions
Net sales	19	1,105,100	1,023,342
Other operating income	20	13,186	15,922
Total operating revenues	2 xxv)	**1,118,286**	**1,039,264**
Raw materials and consumables used		926,837	838,629
Personnel expenses	21	64,565	63,686
Depreciation, depletion, amortisation and impairment		64,781	59,677
Other operating expenses	22	82,769	74,109
Change in inventories of finished goods and work in progress		5,457	(18,837)
Work performed by the enterprise and capitalised		(17,961)	(20,003)
Total operating expenses		**1,126,448**	**997,261**
(Loss)/profit from operations		**(8,162)**	**42,003**
Financial expense, net	23	5,508	22,379
Income from associates		(10,434)	(3,025)
(Loss)/profit before tax		**(3,236)**	**22,649**
Income tax (benefit)/expense	24	(6,247)	3,324
Profit after tax		**3,011**	**19,325**
Minority interest		1,770	(915)
Net income		**1,241**	**20,240**
Basic and diluted earnings per share (HUF)	25	**13**	**206**

The accompanying notes are an integral part of these consolidated financial statements.



CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

31 December 2001 and 2000

	Share capital HUF millions	Reserves HUF millions	Net income HUF millions	Total HUF millions
Balance 1 January 2000	**97,911**	**230,388**	**35,417**	**363,716**
Appropriation of 1999 net income	–	35,417	(35,417)	–
Dividends approved	–	(5,386)	–	(5,386)
Net sale of treasury shares	202	1,041	–	1,243
Net income	–	–	20,240	20,240
Balance 31 December 2000	**98,113**	**261,460**	**20,240**	**379,813**
Balance 1 January 2001				
– As previously reported	98,113	261,460	20,240	379,813
– Effect of adopting IAS 39	–	(276)	–	(276)
As restated	**98,113**	**261,184**	**20,240**	**379,537**
Appropriation of 2000 net income	–	20,240	(20,240)	–
Dividends approved	–	(5,400)	–	(5,400)
Net purchase of treasury shares	(295)	(1,124)	–	(1,419)
Cash-flow hedges	–	(791)	–	(791)
Currency translation differences		(6,087)	–	(6,087)
Net income	–	–	1,241	1,241
Balance 31 December 2001	**97,818**	**268,022**	**1,241**	**367,081**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
31 December 2001 and 2000

	Notes	2001 HUF millions	2000 HUF millions
Profit/(loss) from operations		**(8,162)**	**42,003**
Adjustments to reconcile operating profit to net cash provided by operating activities			
Depreciation, depletion, amortisation and impairment		64,528	59,677
Net unrealised gain recorded on financial instruments		(2,169)	–
Write-off of inventories		17,934	17,871
Impairment losses/(reversals)		(387)	(2,225)
Increase/(decrease) in provisions		(4,961)	(6,228)
Net gain/(loss) on sale of fixed assets		567	(1,956)
Net gain on sale of subsidiaries		(7,325)	–
Exploration and development costs expensed during the year		10,554	10,782
Operating cash flow before changes in working capital		**70,579**	**119,924**
Decrease / (increase) in inventories		2,049	(61,154)
Decrease / (increase) in accounts receivable		(10,622)	(5,986)
Decrease / (increase) in other receivables		6,232	(16,690)
(Decrease) / increase in accounts payable		(4,370)	16,444
(Decrease) / increase in other current liabilities		(5,608)	3,480
Corporate taxes paid		(4,268)	(6,642)
Net cash provided by operating activities		**53,992**	**49,376**
Capital expenditures and exploration costs		(61,603)	(75,800)
Proceeds from disposals of fixed assets		12,127	6,464
Net cash inflow on sales of subsidiary undertakings	29a	9,587	–
Acquisition of associated companies		(11,189)	(112,984)
Acquisition of other investments		(191)	(2,217)
Proceeds from disposal of investments		756	8,671
Changes in loans and long-term bank deposits		(859)	(29)
Changes in short-term investments		(341)	(2,179)
Interest received and other financial income		2,647	5,999
Dividends received		3,259	1,459
Net cash used in investing activities		**(45,807)**	**(170,616)**
Issuance of zero coupon notes		13,703	–
Issuance of long-term debt	29b	53,891	169,500
Repayments of long-term debt		(68,824)	(38,000)
Changes in short-term debt		38,415	5,884
Interest paid and other financial costs		(25,955)	(19,149)
Dividends paid to shareholders		(5,400)	(4,677)
Dividends paid to minority interest		(1,146)	(737)
Sale of treasury shares		1,377	3,045
Repurchase of treasury shares		(2,798)	(1,803)
Net cash provided by financing activities		**3,263**	**114,063**
Increase/(decrease) in cash and cash equivalents		**11,448**	**(7,177)**
Cash at the beginning of the year		12,390	19,567
Cash at the end of the year		23,838	12,390

The accompanying notes are an integral part of these consolidated financial statements.



1. General

Magyar Olaj- és Gázipari Rt. (hereinafter referred to as MOL Rt. or the parent company) was incorporated on 1 October 1991 on the transformation of its legal predecessor, the Országos Kőolaj- és Gázipari Tröszt (OKGT). In accordance with the law on the transformation of unincorporated state-owned enterprises, the assets and liabilities of OKGT were revalued as at that date. MOL Rt. and its subsidiaries (hereinafter referred to as the Group or MOL Group) are involved in the exploration and production of crude oil, natural gas and other gas products, refining, transportation and storage of crude oil and natural gas and wholesale and retail marketing of crude oil products and natural gas. The number of the employees in the Group as of 31 December 2001 and 2000 was 14,253 and 16,557, respectively. The registered office address of the Company is Október huszonharmadika u. 18., Budapest, Hungary.

The shares of the Company are listed on the Budapest Stock Exchange. Global Depositary Receipts (GDRs) are listed on the Luxembourg Stock Exchange and are quoted on the SEAQ International in London and other over the counter markets in New York, Berlin and Munich.

2. Summary of significant accounting policies

MOL Rt. prepares its statutory financial statements in accordance with the requirements of the accounting regulations contained in Law C of 2000 on Accounting (HAS). Some of the accounting principles prescribed in this law differ from International Financial Reporting Standards (IFRS). The accompanying consolidated financial statements presented here have been prepared in accordance with IFRS formulated by the International Accounting Standards Board (IASB), effective as of 31 December 2001. A reconciliation between the shareholders' equity and the net income of MOL Rt. reported on an unconsolidated basis, under HAS and those reported in the accompanying consolidated financial statements is included in Note 32.

For the purposes of the application of the Historical Cost Convention, the accompanying consolidated financial statements treat the Company as having come into existence as of 1 October 1991, at the carrying values of assets and liabilities determined at that date, subject to the IFRS adjustments.

These consolidated financial statements have been approved and authorised for issue by the Board of Directors on 20 March 2002.

The financial year is the same as the calendar year.

i) Changes in Accounting Policies

Following the introduction of IAS 39, Financial Instruments: Recognition and measurement, available for sale investments are carried at fair value and all derivative financial instruments have been recognised as assets or liabilities. As required by the standard the opening balance of equity as of 1 January 2001 has been adjusted while prior year comparative figures have not been restated.

ii) Changes in the Classification of Items in the Consolidated Financial Statements

The method of presenting exchange gains and losses arising on the settlement of trade receivables and payables has changed with effect from 1 January 2001. Such gains and losses are now presented on a net basis as either Other operating income or Other operating expense. Previously exchange differences on receivables were recorded as part of Net sales and those on payables as part of the relevant cost item. Comparative figures have been restated to reflect this presentational change.

Also from 1 January 2001 amounts due from or to associated companies are presented as Trade receivables or Trade payables. Previously such balances were recorded as Other current assets or Other payables. Comparative figures have been restated to reflect this presentational change.

Certain other minor reclassifications have been presented in the accompanying consolidated financial statements.

iii) Measurement Currency

Based on the economic substance of the underlying events and circumstances relevant to the Group, the measurement currency of the Group has been determined to be the Hungarian Forint (HUF).

iv) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of MOL Rt. and the subsidiaries that it controls. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. The equity and the net income attributable to minority shareholders' interest are shown separately in the accompanying consolidated balance sheets and the accompanying consolidated statements of operations, respectively.

The purchase method of accounting is used for acquired businesses. Companies acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition or to the date of disposal.

Investments in associated companies (generally investments of between 20% to 50% in a company's equity) where a significant influence is exercised by the Company are accounted for under the equity method. An assessment of investments in associates is performed when there is an indication that the asset has been impaired or the impairment losses recognised in prior years no longer exist.

Intercompany balances and transactions, including intercompany profits and unrealised profits and losses are eliminated. The accompanying consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

Certain immaterial subsidiaries are not consolidated. These are presented at cost less any impairment in value in the accompanying consolidated financial statements.

v) Goodwill

The excess of the cost of an acquisition over the Company's interest in the fair value of the net identifiable assets of subsidiaries acquired as at the date of the exchange transaction is recorded as goodwill and recognised as an asset in the accompanying consolidated balance sheet. Goodwill is carried at cost less accumulated amortisation and accumulated impairment losses.

Goodwill is amortised to income on a systematic basis over its estimated useful life. The amortisation period is determined on a case by case basis and is generally between 5 and 20 years. The unamortised balances are reviewed at each balance sheet date to assess the probability of continuing future benefits. If there is an indication that goodwill may be impaired, the recoverable amount is determined for the cash-generating unit to which the goodwill belongs. If the carrying amount is more than the recoverable amount, an impairment loss is recognised.

vi) Negative Goodwill

Negative goodwill is recognised in the accompanying consolidated statement of operations as follows:

– to the extent that negative goodwill relates to expected future losses and expenses that are identified in the Company's plan for the acquisition and can be measured reliably, that portion of negative goodwill is recognised as income when the future losses and expenses are recognised.

– the amount of negative goodwill not exceeding the fair values of acquired identifiable non-monetary assets is recognised as income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortisable assets.

– the amount of negative goodwill in excess of the fair values of acquired identifiable non-monetary assets is recognised as income immediately.

vii) Cash and Cash Equivalents

Cash includes cash on hand and cash with banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with remaining three months or less to maturity from the date of acquisition and that are subject to an insignificant risk of change in value.

viii) Trade receivables

Receivables are stated at face value less provision for doubtful amounts.

ix) Investments

The company adopted IAS 39, Financial Instruments: Recognition and Measurement on 1 January 2001. Accordingly, investments are classified into the following three categories: held-to-maturity, held for trading and available-for-sale. Investments with fixed or determinable payments and fixed maturity that the company has the positive intent and ability to hold to maturity are classified as held-to-maturity investments. Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as investments held for trading. All other investments, other than loans and receivables originated by the company, are classified as available-for-sale.

Held-to-maturity investments are included in non-current assets unless they mature within 12 months of the balance sheet date. Held-to-maturity investments are carried at amortised cost.

Available-for-sale investments are classified as current assets if management intends to realize them within 12 months of the balance sheet date. These investments are initially measured at cost, which is the fair value of the consideration given for them, including transaction costs. Available-for-sale investments are subsequently carried at fair value.

x) Financial Instruments and Hedging

Financial assets and financial liabilities carried on the accompanying consolidated balance sheet include cash and cash equivalents, trade and other accounts receivable and payable, long-term receivables, loans, borrowings, investments, and bonds receivable and payable. The accounting policies on recognition and measurement of these items are disclosed in the respective accounting policies found in this Note.

Financial instruments are classified as assets, liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains, and losses relating to a financial instrument classified as a liability, are reported as expense or income as incurred. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Company has a legally enforceable right to offset and intends to settle either on a net basis or to realise the asset and settle the liability simultaneously.

The Group operates internationally, giving rise to significant exposure to market risks from changes in commodity prices, interest and foreign exchange rates. The Group uses derivative financial instruments to mitigate those risks.



On inception, Group Risk Management identifies certain derivatives as either

- interest rate swaps to protect against floating borrowing rate risk to fix rate,
- refinery margin swaps to reduce the exposure to risks relating to crude oil and crude oil product prices,
- crude oil and natural gas price swaps to reduce the price risks of the underlying purchase transactions, and
- foreign exchange derivatives to cover foreign exchange risks.

The Group's criteria for classifying a derivative instrument as a hedge for accounting purposes include:

- the hedge transaction is expected to be highly effective in achieving offsetting changes in fair values or cash flows attributable to the hedged risk,
- the effectiveness of the hedge can be reliably estimated,
- there is adequate documentation of the hedging relationship at the inception of the hedge, and
- for cash flow hedges, the forecasted transaction that is subject to the hedges must be highly probable.

Derivative financial instruments

A derivative financial instrument is defined as being any financial instrument:

- whose value changes in response to the change in a specified "underlying";
- that requires no initial net investment or little initial net investment relative to other types of contracts that have a similar response to changes in market conditions; and
- that is settled at a future date.

Derivative financial instruments that are not designated under IAS 39 as hedging instruments (see above) are carried at fair value, with changes in fair value included in statement of operations.

An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following conditions are met:

- the economic characteristics and the risks of the embedded derivative are not closely related to the economic characteristics of the host contract,
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and
- a hybrid (combined) instrument is not measured at fair value with changes in fair value reported in net profit and loss.

Fair value hedges

Fair value hedges are hedges of the exposure to the variability in the fair value of recognised assets and liabilities, adjusted for changes arising due to exposure to certain risks, and the resulting gain or loss is recognised in income. Derivatives designated as fair value hedges are carried at fair value, which changes in response to the hedged risk.

Under hedge accounting the income impact of the derivative's fair value change, within certain limits explained below, offsets the income effect that is caused by the hedged item's change in fair value, as requested by IAS 39.

When the hedge ceases to be highly effective, hedge accounting is discontinued and the hedging instrument is accounted for as a stand-alone derivative.

Cash flow hedges

Cash flow hedges are hedges of the exposure to variability in future cash flows related to a recognised asset or liability, or a highly probable forecasted transaction or unrecognised firm commitment. Changes in the fair value of a hedging instrument that qualifies as a highly effective cash flow hedge are recognised directly in the hedging reserve in shareholders' equity. The ineffective portion is immediately recognised in net profit or loss.

If the hedged cash flow results in the recognition of an asset or a liability, all gains and losses previously recognised directly in equity are transferred from equity and included in the initial measurement of the cost or carrying value of the asset or liability. Otherwise, for all other cash-flow hedges, gains and losses initially recognised in equity are transferred from the hedging reserve to net profit or loss in the same period or periods in which the hedged firm commitment or forecasted transaction affects the income statement.

When the hedge ceases to be highly effective, hedge accounting is discontinued prospectively. In this case, the cumulative gain or loss on the hedging instrument that has been reported directly in equity is retained in equity until the committed or forecasted transaction occurs.

If the committed or forecasted transaction is no longer expected to occur, any net cumulative gain or loss previously reported in equity is transferred to the income statement.

xi) Inventories

Inventories, including work-in-progress are valued at the lower of cost and net realisable value, after provision for slow-moving and obsolete items. Net realisable value is the selling price in the ordinary course of business, less the costs of completion, marketing and distribution. Cost of purchased goods, including crude oil, is determined primarily on the basis of weighted average cost, while purchased gas inventory is valued by the first-in-first-out method. The acquisition cost of own produced inventory consists of direct materials, direct wages and the appropriate portion of production overhead expenses. Unrealisable inventory is fully written off.

xii) Property, Plant and Equipment

Property, plant and equipment are stated at the lower of historical cost (or the carrying value of the assets determined as of 1 October 1991) less accumulated depreciation, depletion and amortisation and accumulated impairment loss. When assets are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the accompanying consolidated statements of operations.

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use, such as borrowing costs. Expenditures incurred after the fixed assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the period in which the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalised as an additional cost of property, plant and equipment.

Construction-in-progress represents plant and properties under construction and is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Construction-in-progress is not depreciated until such time as the relevant assets are completed and put into operational use.

The policy for accounting for exploration and development costs of oil and gas reserves is described in xvi) below.

xiii) Intangible Assets

Intangible assets are measured initially at cost. Intangible assets are recognised if it is probable that the future economic benefits that are attributable to the asset will flow to the enterprise; and the cost of the asset can be measured reliably. After initial recognition, intangible assets are measured at cost less accumulated amortisation and any accumulated impairment losses. Intangible assets are amortised on a straight line basis over the best estimate of their useful lives. The amortisation period and the amortisation method are reviewed annually at each financial year-end. The policy for accounting for exploration and development costs of oil and gas reserves is described in xvi) below.

xiv) Depreciation, Depletion and Amortisation

Depreciation is computed on a straight-line basis over the following rates:

Buildings	2 – 10%
Refineries and chemicals manufacturing plants	10 – 25%
Gas and oil storage and transmission equipment	4 – 14.5%
Petrol service stations	4 – 20%
Telecommunication and automatisation equipment	10 – 33%

Depletion and depreciation of production installations and transport systems for oil and gas is calculated for each individual plant or plant-dedicated transport system using the unit of production method, based on proved, commercially recoverable reserves. Recoverable reserves are reviewed on an annual basis. Ordinary depreciation of transport systems used by several fields and of other assets is calculated on the basis of the expected useful life, using the straight-line method. Amortisation of leasehold improvements is provided using the straight-line method over the term of the respective lease or the useful life of the asset, whichever period is shorter.

The useful life and depreciation methods are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

xv) Impairment of Assets

Property, plant and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised in the statement of operations for items of property, plant and equipment and intangibles carried at cost and treated as a revaluation decrease. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if this is not practicable, for the cash-generating unit. Impairment losses are reviewed annually and, where the recoverable amount of an asset has changed, are increased or written back, fully or partially, as required.

xvi) Method of Accounting for Exploration and Development Costs of Oil and Gas Reserves

Exploration and development costs are accounted for in accordance with the successful efforts method. Exploration and appraisal drilling expenditure is initially capitalised as intangible assets. When proved reserves of oil and gas are determined and development is approved, the relevant expenditure is transferred to tangible production assets. Unproved properties are assessed regularly and any impairment in value is recognised. Exploration costs other than the costs of drilling exploratory wells are expensed as incurred. Unsuccessful exploratory wells are expensed when determined to be non-productive. Geological and geophysical exploration costs are charged against income as incurred.

xvii) Provisions

A provision is recognised when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. The amount of the provision is the present value of the risk adjusted expenditures expected to be required to settle the obligation, determined using the estimated risk free interest rate as discount rate. Where discounting is used, the carrying amount of provision increases in each period to reflect the unwinding of the discount by the passage of time. This increase is recognised as interest expense.

Provision for Redundancy

The employees of the Group are eligible, immediately upon termination, for redundancy payment pursuant to the Hungarian law and the terms of the Collective Agreement between MOL and its employees. The amount of such a liability is recorded as a provision in the accompanying consolidated balance sheet when the workforce reduction program is defined and the conditions for its implementation are met.

Provision for Environmental Expenditures

Environmental expenditures that relate to current or future revenues are expensed or capitalised as appropriate. Immediate provision is made for expenditures that relate to an existing condition caused by past operations and that do not contribute to current or future earnings in order to recognise the cost in the year when they are identified. Measurement of liabilities is based on current legal requirement and existing technology. Provision for environmental contingency is established when it becomes probable or certain that a liability has been incurred and the amount can be reasonably estimated.

Provision for Field Operation Suspension Liabilities

The Company records a provision for the present value of the estimated future cost of abandonment of oil and gas production facilities following the termination of production. The estimate is based upon current legislative requirements, technology and price levels. Cost of abandonment is capitalised as part of the cost of the related oil and gas property and is depreciated using the unit of production method.

xviii) Reserves

Reserves shown in the accompanying consolidated financial statements do not represent the distributable reserves for dividend purposes. Reserves for dividend purposes are determined based on the company-only statutory earnings of MOL Rt.

a) Translation reserves

The translation reserve is used for translation differences arising on consolidation of financial statements of foreign entities. Exchange differences arising on a monetary item that, in substance, forms part of the company's net investment in a foreign entity are classified as equity in the consolidated financial statements until the disposal of the net investment. Upon disposal of the corresponding assets, the cumulative revaluation or translation reserves are recognised as income or expenses in the same period in which the gain or loss on disposal is recognised.

b) Hedging reserves

The hedging reserve includes the cumulative net change in the fair value of effective cash flow hedges until the hedged forecasted transaction occurs or is no longer expected to occur.

xix) Treasury Shares

The nominal value of treasury shares held is deducted from registered share capital. Any difference between the nominal value and the acquisition price of treasury shares, together with any gains or losses on transactions therein, are recorded directly to reserves.

xx) Dividends

Dividends are recorded in the year in which they are approved by the shareholders.

xxi) Earnings Per Share

The calculation of basic earnings per share is based on the profit attributable to ordinary shareholders using the weighted average number of shares outstanding during the year after deduction of treasury shares. There were no significant items in 2001 or 2000 that would dilute the earnings per share.

xxii) Foreign Currency Transactions

Foreign currency transactions are recorded in the reporting currency by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency at the date of the transaction. Exchange rate differences arising on the settlement of monetary items at rates different from those at which they were initially recorded during the periods are recognised in the consolidated statement of operations in the period in which they arise.

a) Foreign Operations

The Company has marketing and distribution subsidiaries in countries around Hungary. Further it has subsidiaries in other countries where exploration activities are pursued. These subsidiaries are considered as integral to the operations of the Company. The translation principles are applied as if the transactions of the foreign operations had been those of the Company: in the accompanying consolidated balance sheet foreign currency monetary items are translated using the closing rate, non-monetary items are translated using the historical rate as of the date of acquisition. Income and expense items are translated at the exchange rates ruling on the dates of the transactions. Resulting exchange differences are recognised in the accompanying consolidated statement of operations in the period in which they arise.

b) Foreign Entities

The Company also have investments in foreign entities, whose activities are not an integral part of the Company. Financial statements of foreign associated entities are translated at year-end exchange rates with respect to the balance sheet, and at the average exchange rates for the year with respect to the income statement. All resulting translation differences are included in a translation reserve in equity.

xxiii) Revenue Recognition

Revenue is recognised when it is probable that the economic benefits associated with a transaction will flow to the enterprise and the amount of the revenue can be measured reliably. Sales are recognised net of sales taxes and discounts when delivery of goods or rendering of the service has taken place and transfer of risks and rewards has been completed. In particular, natural gas sales are recognised on the basis of gas delivered calculated at the regulated prices in force at the time when the sale was made. Regulated prices are determined partially on the basis of projected sales and expenses and differences between actual and projected figures are adjusted in subsequent regulatory periods. In addition, the timing and extent of acknowledgement of costs in the rate setting process may not be exactly the same as in the statutory or IFRS financial statements of the Company. No costs or revenues have been accrued or deferred in the accompanying consolidated financial statements related to this difference.

Interest is recognised on a time-proportionate basis that reflects the effective yield on the related asset. Dividends are recognised when the shareholder's right to receive payment is established. Changes in the fair value of derivatives not qualifying for cash flow hedge accounting are reflected in income in the period the change occurs.

xxiv) Borrowing Costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised. Capitalisation of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalised until the assets are ready for their intended use. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, including exchange differences arising from foreign currency borrowings used to finance these projects to the extent that they are regarded as an adjustment to interest costs.

xxv) Income Taxes

The income tax charge consists of current and deferred taxes. Deferred taxes are calculated using the balance sheet liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the enterprise expects, at the balance sheet date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets are recognised when it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilised. At each balance sheet date, the Company re-assesses unrecognised deferred tax assets and the carrying amount of deferred tax assets. The enterprise recognises a previously unrecognised deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. The Company conversely reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilised.

Current tax and deferred tax are charged or credited directly to equity if the tax relates to items that are credited or charged, in the same or a different period, directly to equity, including an adjustment to the opening balance of reserves resulting from a change in accounting policy that is applied retrospectively.

xxvi) Segmental Disclosure

For management purposes the Group is organised into three major operating business units: Exploration and Production, Refining and Marketing, Gas and Power. The business units are the basis upon which the Group reports its primary segment information. The Group does not report secondary segment information since most of its operating assets are located in one geographical area, Central- Europe.

xxvii) Contingencies

Contingent liabilities are not recognised in the accompanying consolidated financial statements. They are disclosed in the Notes unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognised in the accompanying consolidated financial statements but disclosed when an inflow of economic benefits is probable.



3. Intangible assets

	Rights	Software	Exploration costs	Goodwill	Negative goodwill	Total
	HUF millions	HUF millions	HUF millions	HUF millions	HUF millions	HUF millions
Gross book value						
Opening balance as of 1 January 2000	1,463	9,739	6,657	1,213	(5,552)	13,520
– additions	149	1,039	3,835	–	(385)	4,638
– disposals and transfers	(16)	179	(3,508)	–	830	(2,515)
Closing balance as of 31 December 2000	1,596	10,957	6,984	1,213	(5,107)	15,643
Accumulated depreciation, depletion, amortisation and impairment						
Opening balance as of 1 January 2000	535	5,567	1,666	79	(845)	7,002
– Depreciation, depletion, and amortisation for the year	190	1,855	631	59	(229)	2,506
– disposals	–	(607)	(1,765)	–	163	(2,209)
– impairment	–	–	2,396	–	–	2,396
Closing balance as of 31 December 2000	725	6,815	2,928	138	(911)	9,695
Net book value 31 December 2000	***871***	***4,142***	***4,056***	***1,075***	***(4,196)***	***5,948***
Gross book value						
Opening balance as of 1 January 2001	1,596	10,957	6,984	1,213	(5,107)	15,643
– additions	34	6,636	3,813	–	–	10,483
– disposals and transfers	(1,258)	(867)	(563)	–	527	(2,161)
Closing balance as of 31 December 2001	372	16,726	10,234	1,213	(4,580)	23,965
Accumulated depreciation, depletion, amortisation and impairment						
Opening balance as of 1 January 2001	725	6,815	2,928	138	(911)	9,695
– Depreciation, depletion, and amortisation for the year	58	2,061	135	60	(253)	2,061
– disposals	(689)	(739)	(226)	–	98	(1,556)
– impairment	–	–	1,217	–	–	1,217
Closing balance as of 31 December 2001	94	8,137	4,054	198	(1,066)	11,417
Net book value 31 December 2001	***278***	***8,589***	***6,180***	***1,015***	***(3,514)***	***12,548***

Impairment

During 2001 impairment losses of HUF 1,217 million were recognised in relation to unsuccessful exploration activity in Hungary. During 2000 impairment losses of HUF 984 million were recognised in relation to capitalised oil exploration expenses in Syria and HUF 1,412 million in relation to unsuccessful exploration activity in Hungary.

Exploration expenses

In addition to the capitalised exploration expenses shown in the above table a further HUF 10,554 million and HUF 10,782 million exploration expense was incurred in 2001 and 2000, respectively, which was charged to various operating cost captions of the accompanying consolidated statements of operations as incurred.

4. Property, plant and equipment, net

	Land and building HUF millions	Machinery and equipment HUF millions	Other machinery and equipment HUF millions	Construction in progress HUF millions	Total HUF millions
Gross book value					
Opening balance as of 1 January 2000	371,263	238,511	40,454	54,221	704,449
- additions	36,395	38,701	4,136	76,197	
- disposals and transfers	(4,743)	(15,850)	(1,860)	(80,119)	
Closing balance as of 31 December 2000	402,915	261,362	42,730	50,299	757,306
Accumulated depreciation, depletion, amortisation and impairment					
Opening balance as of 1 January 2000	127,551	128,882	21,964	31	278,428
- Depreciation, depletion, and amortisation for the year	20,750	24,645	7,864	655	53,914
- disposals	(2,899)	(13,321)	(833)	(686)	(17,739)
- impairment	786	71	4	-	861
- reversal of impairment	(1,038)	(196)	-	-	(1,234)
Closing balance as of 31 December 2000	145,150	140,081	28,999	-	314,230
Net book value 31 December 2000	**257,765**	**121,281**	**13,731**	**50,299**	**443,076**
Gross book value					
Opening balance as of 1 January 2001	402,915	261,362	42,730	50,299	757,306
- additions	31,955	35,114	7,278	40,550	
- disposals and transfers	(9,546)	(25,074)	(1,856)	(74,130)	
Closing balance as of 31 December 2001	425,324	271,402	48,152	16,719	761,597
Accumulated depreciation, depletion, amortisation and impairment					
Opening balance as of 1 January 2001	145,150	140,081	28,999	-	314,230
- Depreciation, depletion, and amortisation for the year	23,487	27,820	6,152	519	57,978
- disposals	(6,796)	(7,409)	(1,308)	(519)	(16,032)
- impairment	2,831	441	-	-	3,272
- reversal of impairment	(67)	(320)	-	-	(387)
Closing balance as of 31 December 2001	164,605	160,613	33,843	-	359,061
Net book value 31 December 2001	**260,719**	**110,789**	**14,309**	**16,719**	**402,536**

Fully Depreciated Intangibles, Property, Plant and Equipment

The gross carrying amounts of certain intangibles, property, plant and equipment items of HUF 119,068 million and HUF 79,502 million are fully depreciated, as of 31 December 2001 and 2000, respectively, but these items are still in active use.

Borrowing Costs

Property, plant and equipment includes borrowing costs incurred in connection with the construction of certain assets. Additions to the gross book value of property, plant and equipment include borrowing costs of HUF 602 million and HUF 8,753 million in 2001 and 2000, respectively. The applicable capitalisation rate was 0.4% and 13%, respectively.

Impairment

Impairment losses of HUF 2,014 million and HUF 861 million were recognised with respect to tangible fixed assets of certain oil and gas producing fields in 2001 and 2000, respectively. Additional impairment losses of HUF 1,258 million have been recognised in 2001 on certain (low pressure) gas distribution assets.

In 2000, impairment losses of HUF 1,234 million recognised before 1999 on Nagylengyel oil field were reversed.



5. Investments in associated companies

	Country	Activity	Ownership 2001	Ownership 2000	Net book value of Investment 2001 HUF millions	Net book value of Investment 2000 HUF millions
Slovnaft A. S.	Slovakia	Refinery and marketing of oil products	36.2%	36.2%	85,066	86,581
TVK Rt.	Hungary	Petrochemical production	44.3%	32.9%	57,691	42,047
DÉGÁZ Rt.	Hungary	Regional gas distribution	27.2%	27.2%	6,739	6,326
ÉGÁZ Rt.	Hungary	Regional gas distribution	35.5%	35.5%	5,393	4,913
Panrusgáz Rt.	Hungary	Natural gas trading	50.0%	50.0%	1,974	1,445
Gerecsegáz Rt.	Hungary	Gas-utility development and management	50.1%	50.1%	273	295
Villas Hungária Kft.	Hungary	Bitumen production	40.0%	40.0%	237	263
Van Leer Dunadob Kft.	Hungary	Drum producing	sold	25.0%	–	172
IN-ER Erőmű Kft.	Hungary	Planning power plants	30.0%	30.0%	156	155
Other domestic associated companies					252	149
Total					**157,781**	**142,346**

As at 31 December 2001 the Company had legal title to 34.5% of the share capital of TVK Rt. In March 2001 the Company sold shares in TVK equivalent to 9.8% of its share capital on terms that included an option to repurchase the shares at a later date. Since the Company is still entitled and obligated to repurchase these shares on terms with a return on the cash received in exchange, they have not been derecognised and the proceeds of the transaction are recorded among current portion of long term debt (see Note 15) at amortised cost. In addition these shares have been taken into account in the determination of the Company's share of the income of TVK Rt.

On 20 April 2001 the Annual General Meeting of TVK Rt. approved the cancellation of 396,158 employee shares, most of which were already held by TVK at the beginning of 2001. As a result, MOL's shareholding in TVK Rt. increased by 0.53%.

On 29 May 2001, MOL made a public buying offer for TVK shares at a price of HUF 4,184 per share. Within the period of the public offer 354,687 TVK shares were offered and accepted by MOL, increasing its stake in TVK by 1.5%. The transfer of shares took place on 19 November 2001, after the approval of the Competition Office.

6. Other investments

i) Investments in consolidated companies

Company name	Country	Range of activity	Ownership 2001	Ownership 2000
Exploration and Production				
GES Kft.	Hungary	Geophysical surveying and data processing	100%	100%
Geoinform Kft.	Hungary	Hydrocarbon exploration	100%	100%
Kunpetrol Kft.	Hungary	Maintenance services	100%	100%
MOL CIS	Cyprus	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
MOL Greece Ltd.	Cyprus	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
MOL Nile Ltd.	Cyprus	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
MOL Pakistan Ltd.	Netherlands	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
MOL Qatar Ltd.	Cyprus	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
MOL Syria Ltd.	Netherlands	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
MOL Tunisia Ltd.	Cyprus	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
MOL Yemen Ltd.	Cyprus	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
Petrolszervíz Kft.	Hungary	Maintenance services	sold	100%
Rotary Rt.	Hungary	Oil well drilling and related maintenance works	100%	100%
Gas and Power				
MOL Gáz Kft.	Hungary	Natural gas supply, gas-utility development and management	89%	97%
Balatongáz Kft.	Hungary	Gas-utility development and management	77%	77%
Kiskungáz Rt.	Hungary	Gas-utility development and management	53%	53%
Turulgáz Rt.	Hungary	Gas-utility development and management	58%	58%
ZAB Rt.	Hungary	Gas-utility development and management	merged into MOL Gáz	59%
Zsámbékgáz Rt.	Hungary	Gas-utility development and management	96%	96%
Refining and Marketing				
Dunafiksz Kft.	Hungary	Maintenance service for Duna Refinery	merged into Petrolszolg	100%
Izobutilén Kft.	Hungary	Isobutilen production and distribution	liquidated	68%
Kőolajtároló Rt.	Hungary	Crude oil storage	sold	51%
MOL Austria GmbH	Austria	Wholesale trade of lubricants and oil products	75%	75%
MOL Chem Kft.	Hungary	Wholesale trade of oil products	100%	100%
MOL Romania PP s.r.l.	Romania	Retail trade of fuels and lubricants	100%	100%
MOL Slovensko spol. s.r.o.	Slovakia	Retail trade of fuels and lubricants	100%	100%
Moltrans Kft.	Hungary	Transportation of mineral oil products	100%	100%
MOLTRADE Mineralimpex Rt.	Hungary	Importing and exporting energetical products	100%	100%
Terméktároló Rt.	Hungary	Oil product storage	74%	74%
MOL PB Gáz Kft.	Hungary	Retail trade of LPG	liquidated	100%
PB Tároló Kft.	Hungary	Research for underground LPG storage possibilities	liquidated	100%
Petrolszolg Kft.	Hungary	Maintenance services	100%	100%
Szeb Gáz Kft.	Hungary	Management of the 'village LPG gas system'	100%	100%
Corporate and other				
MOL Hotels Rt.	Hungary	Hotel service, worker's home service and catering services	100%	100%
MOL Invest Rt.	Hungary	Investment management	100%	100%
MOL Lízing Kft.	Hungary	Providing leasing services for the MOL-Group	100%	100%
Nitrogénművek Rt.	Hungary	Artificial fertiliser production	59%	59%
Olajterv Rt.	Hungary	Engineering and contracting	sold	86%

Disposals

During the year the Company disposed of its 51% shareholding in Kőolajtároló Rt., a company engaged in crude oil and oil product storage. Furthermore MOL's interests in the engineering and contracting company Olajterv Rt., and in a maintenance subsidiary, Petrolszerviz Kft., were also sold.



ii) Investments in other companies

		Ownership 2001 %	Ownership 2000 %	Net book value of investment 2001 HUF millions	Net book value of investment 2000 HUF millions
DDGÁZ Rt.	a)	–	17	–	1,793
MOL Benz d.o.o. (Slovenia)		100	100	945	995
KÖGÁZ Rt.	a)	–	8	–	788
MOL Kárpátalja Kft.		99	99	400	468
MOL Agram Kft.		100	100	757	718
BC Erőmű Kft.		30	30	855	660
Pentaszervíz Kft.		100	100	353	353
Alföldi Koncessziós Autópálya Rt.		2	2	300	300
Generál Gomsz Kft.		100	100	246	246
TIGÁZ Rt.	a)	–	1	–	151
Petrolteam Kft.		sold	100	–	129
MOL Reinsurance Ltd.		100	100	96	96
MOL Halas Kft.		54	54	92	17
Olajgép Kft.		sold	100	–	140
Dunacontrol Kft.		merged into Petrolszolg	100	–	94
Other (investments with individual net book value below HUF 90 million)				694	1,349
Total				**4,738**	**8,297**

a) Classified as investments available for sale in 2001 (see note 10).

7. Other non-current assets

	2001 HUF millions	2000 HUF millions
Loans given	3,272	1,767
Advance payments for assets under construction	102	87
Total	**3,374**	**1,854**

8. Inventories

	2001 HUF millions	2000 HUF millions
Purchased natural gas	44,049	51,993
Work in progress and finished goods	42,470	47,977
Other raw materials	17,162	17,404
Purchased crude oil	10,624	18,301
Other goods for resale	6,713	5,761
Total	**121,018**	**141,436**

Purchased natural gas is recorded net of adjustments of HUF 14,241 million and HUF 17,871 million as of 31 December 2001 and 2000, respectively to reduce its carrying value from cost to net realisable value.

9. Trade receivables, net

	2001 HUF millions	2000 HUF millions
Trade receivables	125,105	117,364
Provision for doubtful receivables	(2,268)	(3,588)
Total	**122,837**	**113,776**

Trade receivables include items due from associated companies of HUF 17,439 million and HUF 16,782 million as of 31 December 2001 and 2000, respectively.

Significant decrease in the amount of provision for doubtful receivables from 2000 to 2001 is primarily due to the disposal of certain subsidiaries and the release of provision on the sales price of the assets of MOL Tunisia Ltd. (HUF 560 million).

10. Investments

	2001 HUF millions	2000 HUF millions
Investments held to maturity	3,006	8,875
Investments available for sale	2,732	–
Total	**5,738**	**8,875**

11. Other current assets

	2001 HUF millions	2000 HUF millions
Prepaid and recoverable taxes and duties	12,977	18,210
Prepaid excise taxes	4,028	3,442
Miscellaneous prepaid expenses and accrued income	3,426	2,501
Prepaid rent	1,557	1,597
Advances to suppliers	806	38
Net receivable from currency risk hedging derivatives (see Note 26)	741	–
Loans receivable	591	2,599
Interest receivable	219	363
Loans to employees and other employee receivables	111	225
Advance payments for inventories	49	453
Receivables from sales of Tunisian and Egyptian exploration projects	–	7,285
Other	4,520	4,746
Total	**29,025**	**41,459**

12. Cash and cash equivalents

	2001 HUF millions	2000 HUF millions
Cash at bank – HUF	13,757	3,489
Cash at bank – other currencies	8,668	7,130
Cash on hand – HUF	759	591
Cash equivalents	523	1,069
Cash on hand – other currencies	131	111
Total	**23,838**	**12,390**

13. Share capital

The issued share capital of MOL Rt. as of 31 December 2001 and 2000 was HUF 98,400 million consisting of 98,400,000 series A ordinary shares and one series B preference share. The holder of the B preference share is the Hungarian State. The affirmative vote of the holder of the special share is required for the General Meeting to approve certain resolutions.

Each share has a nominal value of HUF 1,000.

	Number of shares issued	Number of treasury shares	Number of shares outstanding
31 December 1999	**98,400,001**	**489,331**	**97,910,670**
Employee and management benefit plans		(362,491)	
Sales		(200,442)	
Purchases		360,596	
31 December 2000	**98,400,001**	**286,994**	**98,113,007**
Employee and management benefit plans		(195,018)	
Sales		(99,332)	
Purchases		589,522	
31 December 2001	**98,400,001**	**582,166**	**97,817,835**

14. Reserves

Dividends

The dividend proposed for approval by the shareholders at the Annual General Meeting in April 2002 in respect of 2001 is HUF 55 per share. As this amount has not been approved, it has not yet been recorded in the accompanying 2001 consolidated financial statements. The dividend approved by the shareholders in respect of 2000 was HUF 5,400 million, equivalent to HUF 55 per share.

The total amount of reserves available for distribution based on the statutory company only financial statements of MOL Rt. is HUF 109,884 million and HUF 109,726 million as of 31 December 2001 and 2000, respectively.

Performance-Related Incentive Schemes for the Board of Directors and Management

The shareholders at the Annual General Meeting held on 27 April 2001 approved a long-term incentive scheme for non-execuitive directors. Shares are allocated based on the relative change in MOL's share price and the share prices of other companies listed on the Budapest Stock Exchange and used for calculating the BUX index. Under the scheme the non-executive Chairman of the Board of Directors is entitled to shares equal in value to a maximum of USD 41,500 and other members to shares equal in value to a maximum of USD 25,000. Each non-executive director also receives a fixed award of shares to the value of USD 25,000 (USD 41,500 for a non-executive chairman). For the vesting period starting on 1 April 2000 and ending on 31 March 2001 non-executive directors became entitled, subject to a waiting period of one year, to a total of 22,893 MOL shares.

A long-term incentive scheme for senior management including executive members of the Board of Directors was also introduced based on the same performance indicators but with a vesting period running from 1 January to 31 December in each year commencing with the year 2000. The maximum amount payable represents between 50 and 60% of the employee's yearly base salary and the amount is payable in shares after a two year waiting period.

The Company has also developed and introduced various corporate and unit target based incentive schemes for approximately 200 management level employees who can have direct and substantial impact on the profitable operations of the Company.

15. Long-term debt

	Weighted average interest rate 2001 %	Weighted average interest rate 2000 %	2001 HUF millions	2000 HUF millions
Unsecured bank loans in EURO	4.77	5.51	133,678	40,168
Unsecured bank loans in USD	5.55	6.59	99,657	230,255
Unsecured bank loans in HUF	11.56	11.83	22,449	27,472
Liabilities in respect of TVK shares in EURO	4.74	–	8,878	–
Unsecured bonds in HUF	15.50	16.28	5,000	5,000
Secured bank loans in USD	5.30	6.46	4,255	27,319
Secured bank loans in HUF	10.19	11.36	1,600	998
Other	–	–	1,423	2,554
Total			**276,940**	**333,766**
Current portion of long-term debt			67,912	48,119
Total			**209,028**	**285,647**

Secured loans were obtained for specific capital expenditure projects and are secured by the assets financed from the loan.

	2001 HUF millions	2000 HUF millions
Maturity two to five years	172,100	250,789
Maturity over five years	36,928	34,858
Total	**209,028**	**285,647**

In August 2001 MOL executed amendments to all of its long-term loans to standardise its loan agreements and to ease certain financial covenants during a period extending to no later than 31 December 2002.

16. Provisions for liabilities and charges

	Environmental HUF millions	Redundancy HUF millions	Field operation suspension HUF millions	Other HUF millions	Total HUF millions
Balance as of 1 January 2000	**19,502**	**6,398**	**22,792**	**1,886**	**50,578**
Provision made during the year and revision of previous estimates	1,640	5,147	(5,552)	487	1,722
Unwinding of the discount	2,730	–	3,191	–	5,921
Provision used during the year	(2,121)	(5,122)	(115)	(592)	(7,950)
Balance as of 31 December 2000	**21,751**	**6,423**	**20,316**	**1,781**	**50,271**
Provision made during the year and revision of previous estimates	885	1,611	(1,079)	495	1,912
Unwinding of the discount	2,327	–	2,174	–	4,501
Provision used during the year	(2,380)	(4,412)	(145)	–	(6,937)
Balance as of 31 December 2001	**22,583**	**3,622**	**21,266**	**2,276**	**49,747**
Current portion 2000	2,828	4,727	294	1,413	9,262
Non-current portion 2000	18,923	1,696	20,022	368	41,009
Current portion 2001	5,092	3,515	249	2,091	10,947
Non-current portion 2001	17,491	107	21,017	185	38,800

Environmental Provision

As of 31 December 2001 provision of HUF 22,583 million has been made for the estimated cost of remediation of past environmental damages, primarily soil and groundwater contamination and disposal of hazardous wastes, such as acid tar. Provision is made on the basis of assessments prepared by MOL's internal environmental audit team. This work is validated at regular intervals by independent environmental consultants, most recently in 2000. Approximately 60% of the cost of rehabilitation of the environment is expected to be incurred between 2002 and 2006 and the remaining 40% beyond 2006. The amount of the provision has been determined on the basis of existing technology at current prices by calculating risk-weighted cash-flows discounted using estimated risk-free real interest rates.

Provision for Redundancy

As of 31 December 2001 provision of HUF 3,622 million has been made for employee termination benefits. The charge relates to termination costs of employees, whose location, function and approximate number have been identified before the balance sheet date. The provision covers the redundancy costs of approximately 2,600 employees affected, principally in relation with the in-progress change of the filling station network from own operation to partnership system. Almost all of this provision is planned to be utilised in 2002.

Provision for Field Operation Suspension Liabilities

As of 31 December 2001 provision of HUF 21,266 million has been made for estimated total costs of plugging and abandoning wells upon termination of production. Approximately 10% of these costs are expected to be incurred between 2002 and 2006 and the remaining 90% thereafter. The amount of the provision has been determined on the basis of management's understanding of the respective legislation, calculated at current prices and discounted using estimated risk-free real interest rates.

Other Provisions

Other provisions are made for contractual obligations, abandonment costs of fuel stations to be closed, and legal disputes.

17. Trade and other payables

	2001 HUF millions	2000 HUF millions
Trade payables	86,609	93,670
Taxes, contributions payable	23,489	26,529
Liabilities from prepaid forward transactions (see Note 26 c.)	9,069	–
Development contributions received	7,887	6,290
Custom fees payable	5,962	9,730
Advances from customers	4,523	552
Fee payable for strategic inventory storage (KKKSZ)	2,741	3,462
Bank interest payable	2,267	5,043
Subsidies	1,562	1,538
Liability from interest rate swap transaction (see Note 26 b.)	941	–
Liabilities from derivatives (forwards) (see Note 26 a.)	553	–
Amounts due to employees	509	702
Deferred income	471	2,181
Liability from oil product swap transactions (see Note 26)	381	96
Other	5,803	5,184
Total	***152,767***	***154,977***

Trade payables include items due to associated companies of HUF 32,023 million and HUF 32,097 million as of 31 December 2001 and 2000, respectively.

Subject to the approval of the Slovakian competition office the Company has entered into an agreement to sell MOL Slovensko, a retail subsidiary, to Slovnaft. The advance payment of HUF 3,570 million received in respect of this transaction is included under advances from customers.

18. Short-term debt

	2001 HUF millions	2000 HUF millions
Unsecured bank loans in USD	27,903	–
Zero coupon notes in HUF	13,703	–
Unsecured bank loans in HUF	10,160	7,424
Other	181	205
Total	**51,947**	**7,629**

19. Net sales by geographical area

	2001 HUF millions	2000 HUF millions
Hungary	869,915	811,149
Austria	79,044	80,112
Romania	14,030	14,858
Slovakia	13,279	6,975
Rest of Europe	119,966	104,665
Rest of the World	8,866	5,583
Total	**1,105,100**	**1,023,342**

20. Other operating income

	2001 HUF millions	2000 HUF millions
Net gain on sales of subsidiaries	7,325	–
Gain on sales of intangibles, property, plant and equipment	887	6,101
Proceeds from damages	414	1,300
Reversal of impairment	387	1,234
Late payment interest income	361	1,273
Provision for and write-off of bad debts, net	235	1,134
Other provision used during the year	–	592
Other	3,577	4,288
Total	**13,186**	**15,922**

The net gain on sales of subsidiaries in 2001 relates primarily to the sale of Kőolajtároló Rt. (see Note 6).

The gain on sales of intangibles, property, plant and equipment in 2000 relates principally to the sale of assets of MOL Tunisia Ltd. and MOL Nile Ltd.. The outstanding consideration of HUF 7,285 million as of 31 December 2000 was received in 2001.

21. Personnel expenses

	2001 HUF millions	2000 HUF millions
Wages and salaries	40,241	40,166
Social security	15,614	15,238
Other personnel expenses	8,710	8,282
Total	**64,565**	**63,686**



22. Other operating expenses

	2001 HUF millions	2000 HUF millions
Fee for storage of strategic inventory (KKKSZ)	17,279	17,158
Mining royalties	12,051	11,853
Taxes and contributions	8,464	7,735
Rental costs	7,787	7,891
Other external services	7,438	3,227
Consultancy fees	5,237	3,743
Outsourced bookkeeping services	2,799	-
Bank charges	2,399	1,161
Advertising expenses	2,076	2,256
Exchange losses on the settlement of trade receivables and payables	1,881	1,389
Cleaning costs	1,853	1,630
Insurance	1,801	1,393
Provision for redundancy costs	1,611	5,147
Environmental levy	1,611	1,673
Site security costs	1,580	1,658
Damages	1,221	806
Change in provision for field operation suspension liabilities	(1,224)	(5,552)
Change in environmental provision	(1,495)	1,640
Other provisions	495	487
Other	7,905	8,814
Total	**82,769**	**74,109**

23. Financial expense, net

	2001 HUF millions	2000 HUF millions
Foreign exchange gain on borrowings	16,017	-
Interest received	3,229	4,527
Dividends received	287	936
Gain on sales of investments	24	3,993
Other financial income	343	1,598
Total financial income	**19,900**	**11,054**
Interest on borrowings	18,589	14,805
Foreign exchange losses on borrowings	-	11,246
Interest on provisions	4,501	5,921
Write-off of investments	189	464
Other financial expenses	2,129	997
Total financial expenses	**25,408**	**33,433**
Total financial expense, net	**5,508**	**22,379**

24. Income taxes

Total applicable income taxes reported in the accompanying consolidated financial statements for the years ended 31 December 2001 and 2000 include the following components:

	2001 HUF millions	2000 HUF millions
Current income taxes	2,131	3,316
Deferred income taxes	(8,378)	8
Total income tax expense/(benefit)	**(6,247)**	**3,324**

The applicable corporate income tax rate on the taxable income of the companies of the Group operating in Hungary was 18% in both 2001 and 2000.

The Group's current income tax is determined on the basis of taxable statutory profit of the individual companies comprising the group.

MOL Rt. is entitled to a 70% corporate income tax holiday for its taxable profit of the years 2001 and 2000, as a result of having made certain investments in manufacturing assets. In 2002 a 100% tax holiday is expected to be available.

A 20% dividend tax, subject to reduction by applicable double taxation treaties, is levied on the recipient in respect of dividends, payable to a foreign legal entity. In the event of payment to domestic or foreign individuals, a personal income tax liability of 20% arises. In both cases the tax is deducted at the source.

The deferred tax balance as of 31 December 2001 and 2000 in the accompanying consolidated balance sheets consist of the following items, analysed by the basis for deferred tax differences:

	2001 HUF millions	2000 HUF millions
Depreciation, depletion and amortisation	32,532	35,531
Unrealised gains on intergroup transfers	12,949	13,157
Capitalisation of certain borrowing costs	(10,236)	(14,285)
Differences in accounting for domestic oil and gas exploration and development	(12,390)	(10,364)
Provision for environmental liabilities	22,583	21,751
Field operation suspension liabilities	-	18,916
Other provisions	9,131	12,449
Foreign exchange differences	(3,730)	14,957
Losses of subsidiaries	31,589	29,355
Less: allowance for non-recoverability of losses of subsidiaries	(31,589)	(29,355)
Write off of purchased natural gas	14,300	17,872
Statutory tax losses carried forward	65,683	-
Valuation of financial instruments	(825)	-
Other	2,231	1,244
Total	**132,228**	**111,228**
Deferred tax assets	**21,531**	**13,171**

The statutory tax losses of MOL arose in 2001 and are available for offset against profits arising in any of the following 5 years.



A numerical reconciliation between tax expense and the product of accounting profit multiplied by the applicable tax rates is as the follows:

	2001 HUF millions	2000 HUF millions
Profit before tax per accompanying consolidated statement of operations	(3,236)	22,649
Tax at the applicable tax rate of 18%	(583)	4,077
Tax holiday available to MOL Rt.	-	(4,614)
Revaluation of deferred tax assets	(117)	(582)
Impact of changes in Hungarian tax legislation	(2,383)	(2,877)
Adjustment to the period of realisation	(1,608)	1,323
Losses of subsidiaries not recognised as an asset	1,355	5,909
Non-taxable income from associated companies	(2,856)	(416)
Differences not expected to reverse	124	78
Other	(179)	426
Total income tax expense	**(6,247)**	**3,324**

25. Earnings per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to ordinary shareholders (net profit for the period less dividends on preference shares) by the weighted average number of ordinary shares outstanding during the period. There were not any significant items in 2001 and in 2000 that would dilute the earnings per share.

	Income (HUF millions)	Weighted average number of shares	Earnings per share (HUF)
Basic and diluted Earnings Per Share 2000	20,240	98,036,511	206
Basic and diluted Earnings Per Share 2001	1,241	97,837,761	13

26. Financial instruments

a.) Fair value of financial instruments

Financial instruments in the balance sheet include investments, other non-current assets, trade receivables, other current assets, cash and cash equivalents, short-term and long-term debts, trade and other payables. Derivatives are presented as other current assets and trade and other payables. The estimated fair values of these instruments approximate their carrying amounts.

The Company holds call options, expiring in September 2002, for the purchase of shares in TVK Rt. representing a total 7.9% of that company's share capital. The Company has issued put options in respect of the same number of shares to the same party, which are exercisable subsequent to the call option period. The option fee is amortised to the consolidated statement of operations over the term of the options. These options are not quoted instruments. The underlying shares in TVK are not traded actively in a sufficiently large quantity for the basis of fair valuation. Therefore, the fair value of these items cannot be measured reliably. The Company treats these options as forward purchase of TVK shares and these financial instruments are valued at amortized cost and represent a net liability of HUF 553 million as of 31 December 2001 (see Note 17).

b.) Financial risk management

(i) Credit risk

The Company provides a variety of customers with products, none of whom, based on volume and creditworthiness, present significant credit risk, individually or aggregated. Company procedures are operative to ensure that sales are made to customers with appropriate credit history and do not exceed an acceptable credit exposure limit.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet, net of any impairment.

(ii) Interest rate risk

The Company policy is to ensure that at least 25% but not more than 75% of its exposure to changes in interest rates is on a fixed rate basis. As of 31 December 2001 25% of the Company's long-term debt was at fixed rates, taking into account the effect of interest rate swap agreements.

The Company uses interest rate swaps to manage the relative level of its exposure to cash flow interest rate risk associated with floating interest-bearing borrowings. The interest payment period of these hedging instruments is six months in accordance with that of the underlying debt.

As of 31 December 2001 the Company had two interest rate swap agreements in effect, with notional amounts of USD 16 million and USD 64 million and expiring in 2004 and 2003, respectively. The fair value of these swap agreements was a liability of HUF 941 million and a receivable of HUF 90 million as at the end of 2001 and 2000, respectively (see Note 17). Additionally, as of 31 December 2000 Kőolajtároló Rt., a subsidiary disposed during 2001, had a liability of HUF 641 million arising from an interest rate swap agreement.

Both interest rate swap agreements are designated as cash-flow hedges under IAS 39. There are no other derivatives classified as cash-flow hedges.

(iii) Liquidity risk

The Company policy is to maintain sufficient cash and cash equivalents or have available funding through an adequate amount of committed credit facilities to meet its commitments in accordance with its Financial Strategy. The amount of undrawn credit facilities at the balance sheet date is HUF 67,847 million.

(iv) Foreign exchange risk

The Company enters into various types of foreign exchange contracts and options in managing its foreign exchange risk resulting from cash-flows from business activities and financing arrangements denominated in foreign currencies.

The Company's currency risks arise mainly as a result of its significant USD-based crude oil and natural gas purchases from abroad. Although sales prices of oil products are also linked to USD, natural gas sales prices are determined in HUF by the regulator. Consequently, MOL's net cash flow position is short USD.

The Company also manages foreign currency risks arising from some of its short-term debt by making use of EUR/USD options. With the adoption of IAS 39, the Company has classified its forward exchange contracts and currency exchange options either as fair value hedges, in case of debts, or as stand-alone derivatives and carries them at fair value.

As of 31 December 2001 the fair value of derivative instruments hedging the currency risks of short-term debts was a receivable of HUF 741 million (see Note 10). There were no open positions in respect of committed commodity purchases.

As of 31 December 2000 the fair value of contracts hedging the currency exposure of debt was a net receivable of HUF 1 million.

c.) Commodity price risk management

The Company, as an integrated oil and gas company, is exposed to commodity price risk on both the purchasing side and the sales side. The main commodity risks are long crude oil position to the extent of the domestic production, long refinery margin position to the extent of the refined product volume and short fuel oil and gas-oil position to the extent of the import gas volume. The latter exposure is explained by the formula by which natural gas imports are priced.

In 2001 Risk Management focused on managing the refinery margin exposure of MOL for the fourth quarter 2001 and calendar year 2002. The instruments used were a Prepaid Refining Margin Swap and Forward where MOL has sold its refinery margin (weighted average of oil products minus Dated Brent) for the relevant periods forward and received the fix leg of the swap up front. This transaction is not a hedge under IAS 39 but it is treated as a stand-alone derivative instrument. As of 31 December 2001 the fair value of this transaction was a liablility of HUF 9,069 million (see Note 17). The Company also entered into swaps on crude oil and oil products where the physical transaction required a derivative support. The net position arising from such transactions was a net liability of HUF 381 million as of 31 December 2001 (see Note 17), and a net liability of HUF 96 million as of 31 December 2000 (see Note 17).



27. Commitments and contingent liabilities

Guarantees

The total value of guarantees undertaken to parties outside the Group is HUF 344 million.

Pledged Assets

Assets at an aggregate book value of HUF 1,679 million have been pledged as collateral for loans taken out by two subsidiaries. MOL Rt., the parent company, has no pledged assets.

Capital Commitments

The total value of capital commitments is HUF 4,876 million, within which HUF 2,790 million relates to international exploration projects, where MOL's subsidiaries are obliged to spend USD 10 million on such activities. These obligations are covered by MOL's unlimited guarantees, mentioned under the Guarantees above. Other capital commitments amount to HUF 2,086 million arising from obligations to purchase tangible and intangible assets.

Gas Purchase Obligations, Take or Pay and Ship or Pay Contracts

MOL has concluded gas purchase contracts with gas suppliers Panrusgáz Rt., Ruhrgas, O&G Minerals Ltd., Euro-bridge Kft. and Gas de France to ensure the maximum safety of its long-term gas supply to customers. As of 31 December 2001, 174.9 billion cubic meters of natural gas (contracted quantity 2001-2015, on 15 C° - from which 147.1 bcm under take-or-pay commitment) worth approximately HUF 4,020 billion (of which HUF 3,384 billion under take or pay commitment) will be purchased during the period ending 2016 based on these contracts.

MOL has entered a ship or pay natural gas transmission agreement with ÖMV AG under which it can utilise the HAG pipeline until 2016. As of 31 December 2001, MOL's respective obligation is HUF 43,380 million for this 16-year period.

MOL expects that the domestic gas market will become partially or fully liberalised over the medium term. According to the draft Gas Law expected to be discussed by Parliament in 2002, and enacted in late 2003, eligible customers will be able to buy gas from their selected suppliers at market rates. Gas prices for non-eligible customers, however, are expected to be regulated until at least 2005, and the new regulation, to be enacted in July 2002 is expected to pass the cost of import gas onto the customers, as long as the import prices are within a certain range.

Once the consumer prices become deregulated, as a result of competition from traders with potentially cheaper import sources, if any, it is possible that some of MOL's existing long term gas purchase agreements may become onerous. (An onerous contract is where the unavoidable cost of meeting the obligations under the contract exceed the expected economic benefits from it over the remaining contract period.) According to the draft Gas Law, however, the Hungarian Energy Office may restrict the import of natural gas, if it can be proved that such import creates significant economic and financial difficulty for the buyer or seller of any long term gas supply contract signed before 22 June 1998.

Because critical elements of the future market situation are not yet known, including, but not limited to the timing and extent of market opening, trends of future gas prices in the European market, domestic gas demand, the approach of the regulator in restricting or approving imports, etc., currently it is not possible to determine whether these long term gas purchase contracts could result in any obligation that would be required to be provided for under IAS 37, Provisions, contingent liabilities and contingent assets.

Transit

MOL entered a long-term natural gas transit contract with NIS Nafta Industrija Srbjie in 1998 according to which MOL is obliged to allow the transmission of 68.1 billion cubic meters of natural gas through its pipeline network in the period of 2001-2018. Due to the sanctions against Yugoslavia imposed by the EU, this contract was not operational until July 2001. As at 31 July 2001, an amendment of the contract has been signed, which determines contracted quantities between 2001-2003. Under this contract 5.2 billion cubic meters of natural gas should be transmitted in this period. Quantities of the succeeding years are subject to further negotiations.

Another transit agreement has been concluded with Bosnian Energoinvest/BH-GAS. Under this contract 8.1 billion cubic meters of natural gas should have been transmitted in the 2001-2018 period. However, parties amended the contract at 19 June 2001 retrospectively to 1 January 2001. According to the amendment, total quantity should be transmitted is 8.22 billion cubic meters.

Both contracts oblige the other party to pay the transportation fee in compliance with the Take or Pay clause thereof.

Selling Obligations

Supply contracts worth HUF 5,071 billion (117.3 billion cubic meters) have been concluded for the period ending 2020. The major part covers the needs of local gas distributing companies serving the community and local industries.

Leases, rentals

Within the total lease and rental obligations of HUF 8,852 million, HUF 3,622 million becomes payable in 2002, HUF 4,574 million in the period 2003-2007, and HUF 657 million afterwards. The most significant items attach to domestic exploration activities.

Litigation

The MOL Group is a party to a number of civil actions arising in the ordinary course of business. Currently, there is no litigation in existence that could have a material adverse effect on the financial conditions, assets, results or business of the Group.

The total value of cases where MOL Group acts as defendant is HUF 16.4 billion for which HUF 915 million provision has been made. The MOL Group has also filed suits, totalling HUF 16 billion.

28. Events after the balance sheet date

Since the year end the Company has started exclusive negotiations with the wholly state owned Magyar Fejlesztési Bank Rt. for the sale of a majority stake in its gas business.

29. Notes to the consolidated statements of cash flows

a) Analysis of net cash inflow on sales of subsidiary undertakings

	2001 HUF millions	2000 HUF millions
Cash at bank or on hand disposed of	(36)	-
Cash consideration	9,623	-
Net cash inflow on sales of subsidiary undertakings	**9,587**	**-**



Analysis of net cash inflow on sales of subsidiary undertakings

	2001 HUF millions	2000 HUF millions
Intangible assets	312	–
Property, plant and equipment	(17,983)	–
Investments	(68)	–
Deferred tax assets	(143)	–
Inventories	(435)	–
Trade receivables	(938)	–
Other current assets	(5,715)	–
Cash	(36)	–
Assets	**(25,006)**	**–**
Provisions	64	–
Minority interest	41	–
Long term debt	18,772	–
Other non-current liabilities	521	–
Trade payables	918	–
Other liabilities	5,262	–
Liabilities	**25,578**	**–**
Net assets sold	(572)	–
Net gain on sales (see Note 20)	7,325	–
Cash consideration	**6,753**	**–**
Advance payment in respect of the sale of MOL Slovensko	3,570	–
Less: Deferred considerations	(700)	–
Net cash received	**9,623**	**–**

b) Issuance of long-term debt

	2001 HUF millions	2000 HUF millions
Increase in long-term debt	43,971	184,900
Non cash-flow element: unrealised exchange gains/(losses)	9,920	(15,400)
Total issuance of long-term debt	**53,891**	**169,500**

30. Segmental information

2001	Net external sales HUF millions	Profit/(loss) from operations HUF millions	Property, plant, equipment and intangibles acquired HUF millions	Depreciation, depletion, amortisation and impairment HUF millions	Property, plant and equipment, net HUF millions
Exploration and Production	6,169	67,237	12,920	19,947	76,974
Refining and Marketing	740,339	70,235	24,524	26,447	198,285
Gas and Power	329,473	(120,765)	5,284	13,093	103,524
Corporate and other	29,119	(24,869)	8,305	5,294	23,753
Total 2001	**1,105,100**	**(8,162)**	**51,033**	**64,781**	**402,536**

Net external sales revenues include only sales to third parties outside the Group. Total intersegment sales of Exploration and Production, Refining and Marketing, Gas and Power and Corporate and other segments in 2001 were HUF 159,408 million, HUF 140,457 million, HUF 24,422 million and HUF 14,344 million, respectively. Operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers domestically produced crude oil, condensates and LPG to Refining and Marketing and natural gas to Gas and Power. The internal transfer prices used are based on prevailing market prices. However, in respect of transfers of natural gas, the transfer price is limited to the average regulated wholesale selling price (not taking into account the higher price applicable from November 2000 to non-residential customers consuming over 500 m^3/h), adjusted to exclude storage, transport and inventory holding fees, where this is below the prevailing market price as this was the case in 2000 and throughout 2001 as well.

2000	Net external sales HUF millions	Profit/(loss) from operations HUF millions	Property, plant, equipment and intangibles acquired HUF millions	Depreciation, depletion, amortisation and impairment HUF millions	Property, plant and equipment, net HUF millions
Exploration and Production	4,641	95,412	13,262	18,543	87,795
Refining and Marketing	751,750	84,887	45,202	24,107	215,130
Gas and Power	235,667	(115,667)	16,046	9,871	113,577
Corporate and other	31,284	(22,629)	1,907	7,156	26,574
Total 2000	**1,023,342**	**42,003**	**76,417**	**59,677**	**443,076**

With effect from 1 January 2001 the operation of gas transportation assets, previously included in the Refining and Marketing segment, has been transferred to Gas and Power. Prior year segmental data have been restated accordingly.

The total intersegment sales of Exploration and Production, Refining and Marketing, Gas and Power and Corporate and other segments in 2000 were HUF 166,222 million, HUF 104,374 million, HUF 16,255 million and HUF 15,727 million, respectively.

Loss from operations of the Gas and Power segment in 2000 includes HUF 5,563 million expenses due to the Pusztaszőlős gas eruption.

31. Related party transactions

Emoluments of the members of the Board of Directors and Supervisory Board

The renumeration of non-executive members of the Board of Directors approximated HUF 17 million and HUF 16 million in 2001 and 2000. In addition, the non-executive directors participate in a long-term incentive scheme details of which are given in Note 14. Executive members do not receive any additional renumeration for their participation in the Board in excess of their managerial compensation package. Total remuneration of members of the Supervisory Board approximated HUF 21 million in both 2001 and 2000.

Number of shares held by members of the Board of Directors and Supervisory Board and the management

	2001	2000
Board of Directors	14,110	10,961
Supervisory Board	2,191	2,166
Management	14,904	21,082
Total	**31,205**	**34,209**

Transactions with members of the Board of Directors in 2001

One member of the Board of Directors provided legal services to the Company at a total value of HUF 4.5 million. Another member of the Board of Directors was managing director of a firm, which provided management consulting services at a total value of HUF 640 thousand. A director held an executive position in a subsidiary company, Olajterv Rt., at the time of his appointment to the Board of Directors and for a short time thereafter.

Loans to the members of the Board of Directors and Supervisory Board

No loans have been granted to Directors or members of the Supervisory Board.



32. Reconciliation between HAS unconsolidated financial statements and IFRS consolidated financial statements

The Hungarian Law on Accounting (HAS) came into force on 1 January 1992 and has been subject to modifications since that date. A new act, Act C of 2000 came into force on 1 January 2001, which brought Hungarian accounting closer to IFRS. The accounting principles imposed by the law are based on the EU's 4th, 7th and 8th Directives. However, they still differ in certain respects from IFRS.

The following table shows the reconciliation of the equity under HAS (company only) and IFRS financial statements.

		Share capital HUF millions	Reserves HUF millions	Net income HUF millions	Total equity HUF millions
31 December 2000 - HAS		**98,400**	**286,626**	**4,848**	**389,874**
Effect of IFRS consolidation		–	(325)	6,824	6,499
Minority interest under IFRS		–	(6,262)	915	(5,347)
IFRS adjustments:					
– Deferred taxation	ii)	–	15,360	(27)	15,333
– Depreciation on oil and gas assets	v)	–	6,381	(732)	5,649
– Provision for environmental liabilities	i)	–	(19,501)	(2,250)	(21,751)
– Provision for field operation suspension liabilities	i)	–	(21,092)	2,176	(18,916)
– Repurchase of treasury shares		(287)	(1,327)	202	(1,412)
– Conversion to successful efforts method of accounting		–	(2,809)	1,101	(1,708)
– Capitalisation of borrowing cost	iii)	–	9,592	4,374	13,966
– Impairment on upstream assets		–	–	(422)	(422)
– Impairment on downstream assets		–	(2,408)	977	(1,431)
– Impairment on foreign upstream assets		–	(1,569)	46	(1,523)
– Reversal of impairment of Tunisian production assets		–	(1,597)	1,597	–
– Provision for foreign operation exit costs		–	(505)	505	–
– Revaluation of monetary items	iv)	–	1,534	357	1,891
– Write off of TVK options		–	–	(443)	(443)
– Other		–	(638)	192	(446)
31 December 2000 - IFRS		**98,113**	**261,460**	**20,240**	**379,813**

		Share capital HUF millions	Reserves HUF millions	Net income HUF millions	Total equity HUF millions
31 December 2001 - HAS		**98,400**	**286,411**	**(73,826)**	**310,985**
Effect of IFRS consolidation		–	76	8,299	8,375
Minority interest under IFRS		–	(5,347)	(961)	(6,308)
IFRS adjustments:					
– Deferred taxation	ii)	–	15,333	8,659	23,992
– Depreciation on oil and gas assets	v)	–	5,649	(646)	5,003
– Provision for environmental liabilities	i)	–	(21,751)	21,751	–
– Provision for field operation suspension liabilities	i)	–	(18,916)	20,016	1,100
– Repurchase of treasury shares		(582)	(2,249)	33	(2,798)
– Conversion to successful efforts method of accounting		–	(1,708)	3,069	1,361
– Capitalisation of borrowing cost	iii)	–	13,966	(3,556)	10,410
– Impairment on upstream assets		–	(422)	422	–
– Impairment on downstream assets		–	(1,432)	589	(843)
– Impairment on foreign upstream assets		–	(1,523)	756	(767)
– Revaluation of monetary items	iv)	–	1,891	16,216	18,107
– Write off of TVK options		–	(443)	(97)	(540)
– Implementation of IAS 39	vi)	–	(1,067)	2,682	1,615
– Restructuring costs capitalised under HAS only		–	–	(2,371)	(2,371)
– Other		–	(446)	206	(240)
31 December 2001 - IFRS		**97,818**	**268,022**	**1,241**	**367,081**

i) Provisions

With effect from 1 January 2001, the conditions and requirements for provision recognition under HAS became identical to those under IFRS, thus the carrying value of provisions at 31 December 2001 do not differ.

ii) Deferred taxation

IFRS requires the recognition of a deferred tax asset or liability for all taxable temporary differences, which will result in taxable amounts in determining taxable profit of future periods when the carrying amount of the asset or liability is recovered or settled. HAS does not recognise the concept of deferred taxation.

iii) Capitalisation of borrowing costs

IFRS allows capitalisation of borrowing costs directly attributable to the acquisition or construction of an asset. Borrowing costs may include exchange differences to the extent that they substitute interest. HAS only requires the capitalisation of interests and foreign exchange losses incurred on dedicated borrowings.

iv) Foreign exchange accounting

Under IFRS, monetary assets and liabilities denominated in foreign currency need to be valued at year-end exchange rate with the resulting difference reflected in income. HAS implemented a different approach, the overall net unrealised foreign exchange gain has to be deferred to cover net foreign exchange losses in following accounting periods. HAS allows the deferral of unrealised foreign exchange losses on construction loans limited to the overall unrealised net loss during the accounting period. In addition, HAS treats foreign currency denominated investments as monetary assets, thus such investments are subject to exchange valuation at year end.

v) Depreciation of production assets

Under IFRS production assets are depreciated on a unit of production basis taking into account the estimated total proved reserves of each field. Prior to 31 December 1996 MOL Rt. depreciated production assets on a straight-line basis over the estimated useful life of the assets.

vi) Derivative financial instruments

Simultaneously with the adoption of IAS 39, HAS also implemented certain procedures regarding the accounting treatment of derivatives. However, the Hungarian approach towards fair valuation is more prudent in the sense that not all unrealised gains are recognised. Also, the concept of cash flow hedges has not yet been introduced under HAS, losses on such hedging instruments are accounted for as if they arose from stand-alone derivatives.



Efficiency





HISTORICAL SUMMARY FINANCIAL INFORMATION (IFRS)

Consolidated Income Statements for the Years Ended 31 December

	1997 HUF millions	1998 HUF millions	1999 HUF millions	2000 HUF millions	2001 HUF millions
Net sales and other operating revenues	**642,881**	**640,091**	**749,400**	**1,039,264**	**1,118,286**
Total operating expenses	589,948	568,079	693,360	997,261	1,126,448
Operating profit/(loss)	50,007	72,356	56,040	42,003	(8,162)
Net income	**30,565**	**54,168**	**35,417**	**20,240**	**1,241**

Consolidated Balance Sheets as at 31 December

	1997 HUF millions	1998 HUF millions	1999 HUF millions	2000 HUF millions	2001 HUF millions
Non-current assets	331,052	403,413	485,438	614,692	602,508
Current assets	203,632	214,402	257,445	317,936	302,456
Total assets	**534,684**	**617,815**	**742,883**	**932,628**	**904,964**
Shareholders' equity	264,076	307,046	363,716	379,813	367,081
Minority interest	5,718	6,289	6,262	5,672	6,179
Non-current liabilities	144,173	195,334	216,863	327,156	248,131
Current liabilities	120,717	109,146	156,042	219,987	283,573
Total liabilities and shareholders' equity	**534,684**	**617,815**	**742,883**	**932,628**	**904,964**

Consolidated Statements of Cash Flows for the Years Ended 31 December

	1997 HUF millions	1998 HUF millions	1999 HUF millions	2000 HUF millions	2001 HUF millions
Net cash provided by operating activities	**68,795**	**98,954**	**142,912**	**49,376**	**53,993**
Net cash used in investing activities	(80,462)	(112,586)	(115,992)	(170,616)	(45,807)
Net cash provided/(used) by financing activities	16,413	13,612	(18,163)	114,063	3,262
Net increase/(decrease) in cash	**4,746**	**(20)**	**8,757**	**(7,177)**	**11,448**

KEY GROUP OPERATING DATA 1997-2001

Net proved developed and undeveloped reserves

	Natural gas		Crude oil		Combined	
	MCM	Bcf	kt	million bbl	ktoe	million boe
Major domestic fields and remaining other properties						
December 31, 1997	***39,503***	***1,395***	***8,347***	***61***	***40,196***	***293***
Revision of previous estimates	(1,761)	(62)	(1,140)	(8)	(2,560)	(19)
Extension and discoveries	1,384	49	592	4	1,708	13
Production	(3,682)	(130)	(1,131)	(8)	(4,100)	(30)
Purchase/sale of minerals in place	–	–	–	–	–	–
December 31, 1998	***35,444***	***1,252***	***6,668***	***49***	***35,244***	***257***
Revision of previous estimates	(2,416)	(85)	2,574	19	3,897	28
Extension and discoveries	214	8	553	4	745	5
Production	(3,158)	(112)	(1,132)	(8)	(3,989)	(29)
Purchase/sale of minerals in place	–	–	–	–	–	–
December 31, 1999	***30,083***	***1,063***	***8,663***	***63***	***35,897***	***262***
Revision of previous estimates	1,659	58	103	3	700	14
Extension and discoveries	3,438	122	1,734	13	5,387	41
Production	(2,965)	(105)	(1,041)	(8)	(3,651)	(28)
Purchase/sale of minerals in place	–	–	–	–	–	–
December 31, 2000	***32,215***	***1,138***	***9,479***	***72***	***38,333***	***289***
Revision of previous estimates	2,328	82	455	3	1,926	15
Extension and discoveries	2,828	100	1,715	13	4,136	31
Production	(3,101)	(110)	(979)	(7)	(3,629)	(27)
Purchase/sale of minerals in place	–	–	–	–	–	–
December 31, 2001	***34,270***	***1,210***	***10,670***	***81***	***40,766***	***308***
Foreign reserves (Tunisia)						
December 31, 1998	***1,038***	***36***	***1,731***	***13***	***2,568***	***18,7***
Revision of previous estimates	(852)	(29)	(1,420)	(10)	(2,063)	(15)
Extension and discoveries	–	–	–	–	–	–
Production	(22)	(1)	(36)	–	(59)	–
Purchase/sale of minerals in place	–	–	–	–	–	–
December 31, 1999	***164***	***6***	***275***	***2***	***446***	***3,5***
Revision of previous estimates						
Extension and discoveries						
Production	(3)	–	(4)	–	(7)	–
Purchase/sale of minerals in place	(162)	(6)	(271)	(2)	(439)	(4)
December 31, 2000	**–**	**–**	**–**	**–**	**–**	**–**
Revision of previous estimates	–	–	–	–	–	–
Extension and discoveries	–	–	–	–	–	–
Production	–	–	–	–	–	–
Purchase/sale of minerals in place	–	–	–	–	–	–
December 31, 2001	**–**	**–**	**–**	**–**	**–**	**–**
Total (dom.+int'l) hydrocarbon reserves as of Dec 31, 1998	36,482	1,288	8,419	61	37,812	276
Total (dom.+int'l) hydrocarbon reserves as of Dec 31, 1999	30,247	1,069	8,958	65	36,343	266
Total (dom.+int'l) hydrocarbon reserves as of Dec 31, 2000	32,215	1,138	9,479	72	38,333	289
Total (dom.+int'l) hydrocarbon reserves as of Dec 31, 2001	***34,270***	***1,210***	***10,670***	***81***	***40,766***	***308***

Average production costs (including DD&A)

	1997	1998	1999	2000	2001
Crude oil					
USD/Bbl	5.78	6.00	5.84	5.09	5.54
Natural gas					
USD/MMcf	436.6	444.9	462.7	421.7	400.2

Exploration data

	1997	1998	1999	2000	2001
Wells tested	**33**	**43 (3)**	**38 (4)**	**16 (2)**	**26 (2)**
of which exploration wells (of which foreign)	16	16 (3)	17 (3)	7 (2)	16 (2)
crude oil (of which foreign)	5	5 (1)	3 (0)	1 (0)	2
natural gas (of which foreign)	2	2 (0)	2 (1)	0 (0)	5 (1)
dry well (of which foreign)	9	9 (2)	12 (2)	6 (2)	9 (1)
of which development wells (of which foreign)	17	27 (0)	21 (1)	9 (0)	10
crude oil (of which foreign)	12	14 (0)	11 (0)	1 (0)	10
natural gas (of which foreign)	5	12 (0)	8 (0)	8 (0)	0
dry well (of which foreign)	-	1 (0)	2 (1)	0 (0)	0

Hydrocarbon production (gross figures, kt)

	1997	1998	1999	2000	2001
Crude oil	1,360	1,258	1,243	1,136	1,064
Condensates	388	357	282	279	270
LPG	167	158	192	201	195
Other gas products	100	90	39	45	42

Natural gas sales, million m³

	1997	1998	1999	2000	2001
Domestic production (net dry)	4,365	3,872	3,396	3,249	3,226
Imported gas	8,080	8,728	9,014	9,047	9,587
Change in storage	(247)	(367)	(44)	(115)	544
o/w domestic	(14)	(45)	10	(101)	101
o/w import	(233)	(322)	(54)	(14)	443
Total sources	**12,198**	**12,233**	**12,366**	**12,181**	**13,358**
Sales to gas distribution companies	9,094	8,954	9,112	8,739	9,800
Sales to power sector	1,496	1,900	1,973	1,687	1,880
Sales to industrial and other users	1,226	1,055	948	1,202	1,173
Losses and own consumption	382	324	333	553	505
Total sales and losses	**12,198**	**12,233**	**12,366**	**12,181**	**13,358**

LPG sales, kt

	1997	1998	1999	2000	2001
Domestic sales	290	272	279	270.5	249.5
Export sales	14	52	103	73.4	81.5
Total sales	304	324	382	343.9	331.0

Natural gas prices, HUF/m³

	1997	1998	1999	2000	2001
Average import price	20.4	18.3	15.9	33.7	39.3
Average MOL selling price	16.6	19.3	18.8	20.5	25.9
Wholesale price to GDCs	16.5	19.3	18.9	20.2	24.5
Wholesale price to industry/power	16.6	19.1	18.5	20.9	30.5

Natural gas closing inventory in storage (mobile) million m³

	1997	1998	1999	2000	2001
Domestic	423.5	478.4	462.3	554.2	392.5
Imported	1,621.8	1,858.8	1,844.5	1,833.4	1,359.4
Total	2,045.3	2,337.2	2,306.8	2,387.6	1,751.9

Crude oil processing, kt

	1997	1998	1999	2000	2001
Domestic crude oil	1,335	1,208	1,200	1,090.7	1,001.7
Imported crude oil	5,362	5,627	5,774	5,710.4	5,840.1
Total crude oil processing	**6,697**	**6,835**	**6,974**	**6,801.1**	**6,841.8**
Condensates processing	363	340	287	273.7	258.9
Other feedstock	577	795	631	593.5	772.8
Total throughput	**7,637**	**7,970**	**7,892**	**7,668.3**	**7,873.5**
Contract and joint processing	281	280	0	0	0
Average distillation capacity used	**66**	**69**	**63**	**62**	**74**

Crude oil product sales*, kt

	1997	1998	1999	2000	2001
Domestic sales	5,359	5,528	5,404	5,339	5,503
Gas and heating oils	1,566	1,661	1,617	1,777	1,792
Motor gasolines	1,157	1,211	1,202	1,147	1,130
Fuel oils	1,309	1,318	1,254	1,063	1,146
Special gasolines, other gasolines and naphtha	737	787	790	820	847
Bitumen	232	238	226	219	202
Lubricants	63	47	38	37	49
Other products	295	266	278	276	337
Export sales	1,794	1,805	1,944	1,921	2,258
Gas and heating oils	830	861	971	837	995
Gasolines	411	391	460	421	576
Lubricants (including base oil)	85	94	81	89	72
Bitumen	99	113	95	126	104
Other products	369	346	337	449	511
Total crude oil product sales	7,153	7,333	7,348	7,260	7,761

*note: MOL Group

Average headcount

	1997	1998	1999	2000	2001
Exploration and Production	4,295	4,001	3,970	2,415	2,203
*Refining and Marketing**	6,991	7,168	7,172	7,318	6,077
*Gas and Power**	–	–	–	143	672
Corporate Services	2,715	2,411	2,115	1,512	1,004
Headquarters and other	343	381	387	554	526
MOL Rt. total	***14,344***	***13,961***	***13,642***	***11,942***	***10,482***
Subsidiaries	***5,676***	***6179***	***6,842***	***6,074***	***4,736***
MOL Group	***20,020***	***20,140***	***20,484***	***18,016***	***15,218***

*in 2001 headcount of gas transmission was transferred from Refining and Marketing to the Gas and Power division

Closing headcount

	1998	1999	2000	2001
MOL Rt.	14,048	12,585	10,796	9,390
Subsidiaries	6,418	6,336	5,761	4,863
MOL Group	20,466	18,921	16,557	14,253

SUPPLEMENTARY OIL AND GAS INDUSTRY DISCLOSURES IN ACCORDANCE WITH US GAAP SFAS 69 (UNAUDITED)

A) Reserves

Proved reserves are the estimated quantities of oil and gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those reserves which can be expected to be recovered through existing wells with existing equipment and operating methods. The reserves reported exclude volumes attributable to oil and gas discoveries that are not at present considered proved. Such reserves will be included when technical, fiscal and other conditions allow them to be economically developed and produced.

Oil and gas reserves cannot be measured exactly since estimation involves subjective judgement and arbitrary determinations. Estimates remain subject to revision.

Estimated net proved reserves of crude oil and natural gas liquids at the end of the year and the changes in such reserves during the year are set out below.

	Crude Oil and condensate (kt)					Natural gas liquids (millions m³)				
	Consolidated companies			Associated		Consolidated companies			Associated	
	Hungary	Foreign	Total	companies	Total	Hungary	Foreign	Total	companies	Total
RESERVES AT										
31 DECEMBER 2000	**14,938**	**-**	**14,938**	**-**	**14,938**	**30,283**	**-**	**30,283**	**-**	**30,283**
Revision of previous estimates	(194)	–	(194)	–	(194)	3,091	–	3,091	–	3,091
Extensions and discoveries	1,484	–	1,484	–	1,484	2,556	–	2,556	–	2,556
Improved recovery	470	–	470	–	470	(215)	–	(215)	–	(215)
Purchase of minerals	–	–	–	–	–	–	–	–	–	–
Sales of minerals	–	–	–	–	–	–	–	–	–	–
Production	(1,379)	–	(1,379)	–	(1,379)	(2,964)	–	(2,964)	–	(2,964)
RESERVES AT										
31 DECEMBER 2001	**15,319**	**-**	**15,319**	**-**	**15,319**	**32,751**	**-**	**32,751**	**-**	**32,751**
PROVED DEVELOPED										
RESERVES AS OF									–	
31 DECEMBER 2000	9,691	–	9,691	–	9,691	24,165	–	24,165	–	24,165
31 DECEMBER 2001	7,357	–	7,357	–	7,357	18,506	–	18,506	–	18,506

	Crude oil, condensate and natural gas liquids (ktoe)				
	Consolidated companies			Associated	
	Hungary	Foreign	Total	companies	Total
RESERVES AT 31 DECEMBER 2000	**38,333**	**-**	**38,333**	**-**	**38,333**
Revision of previous estimates	1,926	–	1,926	–	1,926
Extensions and discoveries	3,843	–	3,843	–	3,843
Improved recovery	294	–	294	–	294
Purchase of minerals	–	–	–	–	–
Sales of minerals	–	–	–	–	–
Production	(3,629)	–	(3,629)	–	(3,629)
RESERVES AT 31 DECEMBER 2001	**40,767**	**-**	**40,767**	**-**	**40,767**
PROVED DEVELOPED RESERVES AS OF					
31 DECEMBER 2000	28,098	–	28,098	–	28,098
31 DECEMBER 2001	21,605	–	21,605	–	21,605

B) Capitalised costs

The aggregate amount of tangible and intangible fixed assets of Group companies relating to oil and gas exploration and production activities and the aggregate amount of the related depreciation, depletion, amortisation and impairment at December 31 are shown in the table below:

HUF millions	Consolidated companies			Associated companies	Total
	Hungary	Foreign	Total		
At 31 December 2000					
Gross value	171,699	2,800	174,499	–	174,499
Proved properties	171,699	2,800	174,499	–	174,499
Unproved properties	–	–	–	–	–
Accumulated DD&A and impairments	(83,556)	(1,092)	(84,648)	–	(84,648)
Net capitalised costs	**88,143**	**1,708**	**89,851**	**-**	**89,851**
At 31 December 2001					
Gross value	184,107	2,947	187,054	–	187,054
Proved properties	184,107	2,947	187,054	–	187,054
Unproved properties	–	–	–	–	–
Accumulated DD&A and impairments	(106,121)	(1,892)	(108,013)	–	(108,013)
Net capitalised costs	**77,986**	**1,055**	**79,041**	**-**	**79,041**

C) Costs incurred

Costs incurred by Group companies during the year in oil and gas property acquisition, exploration and development activities, whether capitalised or expensed directly, are shown in the table below.

HUF millions	Consolidated companies			Associated companies	Total
	Hungary	Foreign	Total		
For year ended 31 December 2001					
Acquisition of properties	179	135	314	–	314
Proved	179	135	314	–	314
Unproved	–	–	–	–	–
Exploration	9,388	4,618	14,006	–	14,006
G&G	3,158	409	3,567	–	3,567
Drilling	5,967	3,428	9,395	–	9,395
Rental fee, other	263	781	1,044	–	1,044
Development	5,792	–	5,792	–	5,792
Total costs incurred	**15,359**	**4,753**	**20,112**	**-**	**20,112**
For year ended 31 December 2000					
Acquisition of properties	360	382	742	–	742
Proved	360	382	742	–	742
Unproved	–	–	–	–	–
Exploration	8,981	2,601	11,582	–	11,582
G&G	3,938	1,007	4,945	–	4,945
Drilling	4,561	1,213	5,774	–	5,774
Rental fee, other	481	381	862	–	862
Development	7,321	–	7,321	–	7,321
Total costs incurred	**16,662**	**2,983**	**19,645**	**-**	**19,645**

D) Earnings

Earnings of Group companies from exploration and production activities excluding financing costs and related tax effects.

HUF millions	Consolidated companies			Associated companies	Total
	Hungary	Foreign	Total		
For year ended 31 December 2001					
Sales	127,722	–	127,722	–	127,722
third parties	116	–	116	–	116
intra-group	127,606		127,606	–	127,606
Production costs	(27,587)	–	(27,587)	–	(27,587)
Exploration expense	(6,257)	(4,618)	(10,875)	–	(10,875)
DD&A	(18,082)	(51)	(18,133)	–	(18,133)
Other income/(costs)	(994)	138	(856)	–	(856)
Earnings before taxation	74,802	(4,531)	70,271	–	70,271
Taxation	(10,936)	–	(10,936)	–	(10,936)
EARNINGS FROM OPERATIONS	**63,866**	**(4,531)**	**59,335**	**-**	**59,335**
For year ended 31 December 2000					
Sales	138,004	1,113	139,117	–	139,117
third parties	209	1,113	1,322	–	1,322
intra-group	137,795	–	137,795	–	137,795
Production costs	(24,880)	(65)	(24,945)	–	(24,945)
Exploration expense	(7,039)	(2,601)	(9,640)	–	(9,640)
DD&A	(15,326)	(1,101)	(16,426)	–	(16,426)
Other income/(costs)	(399)	5,440	5,041	–	5,041
Earnings before taxation	90,360	2,786	93,146	–	93,146
Taxation	(12,332)	–	(12,332)	–	(12,332)
EARNINGS FROM OPERATIONS	**78,028**	**2,786**	**80,814**	**-**	**80,814**

Notes

(1) Other income in 2000 in foreign segment includes the gain on disposal of Tunisian and Egyptian interests

(2) In case of Hungarian companies an effective tax rate of 5.4% was used in both years in spite of the overall negative tax base in 2001

E/1) Standardised measure of discounted future net cash flows

The standardised measure of discounted future net cash flows from production of proved reserves was developed as follows:

1. Estimates are made of quantities of proved reserves and the future periods which they are expected to be produced based on year-end economic conditions.

2. The estimated future cash in-flows from proved reserves are determined based on year-end prices.

3. The future cash flows are reduced by estimated production costs (including transportation costs and production taxes), future development and other, mainly abandonment and maintenance costs. All estimates are based on year-end economic conditions.

4. Future income taxes are computed by applying the year-end statutory tax rate to future net cash flows after allowing for tax deductible items (such as tax written down value of oil and gas producing assets) and future income tax credits.

5. Future net cash flows have been discounted at 10% in accordance with SFAS 69.

The standardised measure of discounted future net cash flows does not purport nor should it be interpreted to present the fair value of the Company's oil and gas reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs and a discount factor more representative of the time value of money and risks inherent in reserves estimate.

HUF millions	2000			2001		
	Consolidated companies			Consolidated companies		
	Hungary	Foreign	Total	Hungary	Foreign	Total
Future cash inflows	1,792,240	–	1,792,240	1,617,152	–	1,617,152
Future production costs	(416,048)	–	(416,048)	(411,163)	–	(411,163)
Future development and other costs	(130,863)	–	(130,863)	(164,233)	–	(164,233)
Future tax expense	(173,783)	–	(173,783)	(158,794)	–	(158,794)
Future net cash flows	**1,071,546**	**-**	**1,071,546**	**882,962**	**-**	**882,962**
Effect of discounting	(468,285)	–	(468,285)	(388,330)	–	(388,330)
Standardised measure of discounted future cash flows	**603,261**	**-**	**603,261**	**494,632**	**-**	**494,632**

E/2) Change in standardised measure of discounted future cash flows

HUF millions	Consolidated companies			Associated companies	Total
	Hungary	Foreign	Total		
At 31 December 2000	**603,261**	**-**	**603,261**	**-**	**603,261**
Sales and transfers of oil and gas, net of production costs	(100,446)	–	(100,446)	–	(100,446)
Net changes in prices and production costs	(146,322)	–	(146,322)	–	(146,322)
Net cash from extensions, discoveries and improved recovery	54,490	–	54,490	–	54,490
Development cost related to future production	4,662	–	4,662	–	4,662
Development costs incurred during the year	5,792	–	5,792	–	5,792
Other cost incurred during the year	5,102	–	5,102	–	5,102
Purchase/(Sale) of minerals in place	–	–	–	–	0
Revisions of previous reserve estimate	(2,814)	–	(2,814)	–	(2,814)
Accretion of discount	69,113	–	69,113	–	69,113
Net change in income tax	1,794	–	1,794	–	1,794
At 31 December 2001	**494,632**	**-**	**494,632**	**-**	**494,632**

CORPORATE GOVERNANCE

BOARD OF DIRECTORS



(1) ZSOLT HERNÁDI (41)

Chairman of the Board of Directors since 7 July 2000, Executive Chairman and CEO since 11 June 2001, member of the Board since 24 February 1999. (2)

Mr. Hernádi graduated from the Faculty of Industrial Planning-Analysis at the Budapest University of Economic Sciences in 1986. Between 1989-1994 he occupied different posts at the Kereskedelmi és Hitelbank Rt., between 1992-1994 he was the deputy general director of the financial institution. He was the chief executive officer of the Central Bank of Hungarian Savings Cooperatives between 1994 and 2001, and member of the board of directors between 1994 and 2002. He has been a member of the board of directors of MALÉV Rt. since 2000. Between 1995 and 2001 Mr. Hernádi was a member of the board of directors of the Hungarian Bank Association. Since 2001 he has been a member of the European Round Table of Industrialists.

(2) LASZLO R. CZIRJAK (42)

Member of the Board of Directors since 24 February 1999 (1,2)

Mr Czirjak has a degree in Industrial Engineering (BSc) and an MBA from Columbia University. He has worked at Chemical Bank N.Y. Corp., Goldman Sachs, and Bridgeford Group (Industrial Bank of Japan's New York based investment bank). More recently, from 1991 to 1998 Mr Czirjak was a managing director at Bankers Trust International and president of its Hungarian subsidiary, where he was responsible for investment banking activity in Central and Eastern Europe's southern region. Currently, he is partner at iEurope Capital, the investment advisor for iEurope Fund, a regional private equity growth fund. Mr Czirjak is the chairman of UNITED WAY Hungary Resource Foundation and a former president (1995-1996) of the American Chamber of Commerce (AMCHAM). Mr Czirjak is an American citizen and is fluent in English and Hungarian.

(3) Dr SÁNDOR CSÁNYI (49)

Member of the Board of Directors since 20 October 2000 (2)

Dr Csányi graduated from the College of Finance and Accounting in 1974, and from the Budapest University of Economic Sciences in 1980 where he obtained his doctoral degree in 1986. He is an economist specialised in finance, a licensed price expert and accountant. From 1974 he worked at the Ministry of Finance. Between 1983-86 he was Head of Department in the Ministry of Agriculture and Food. From 1986 he worked as Senior Head of Department at the Magyar Hitel Bank (Hungarian Credit Bank), and between 1989-92 as Deputy General Manager of Kereskedelmi és Hitelbank Rt. Since 1992 he has been the Chairman and CEO of OTP Bank. He is a member of the Board of MATÁV Rt., Chairman of the Supervisory Board of Villányi Borászati Rt., of "Gyulaj" Forestry and Hunting Co. Ltd. and of OTP Garancia Insurance Co. Ltd. He is the Chairman of the Board of Directors of OTP Private Pension Fund and Member of the Board of Directors of the Hungarian Banking Association.

(4) MICHEL-MARC DELCOMMUNE (54)

Chief Financial Officer from 11 October 1999, Group Chief Financial Officer from June 2001 and member of the Board of Directors since 28 April 2000

Mr Delcommune earned a degree in Chemical Engineering at the University of Liège, Belgium and holds an MBA from Cornell University, New York. Mr Delcommune joined the PetroFina Group in 1972 and was elected to the Board of Directors of PetroFina S.A. in 1992. From 1990 he was primarily responsible for Corporate Finance and Insurance as senior vice-president and chief financial officer. From 1999 he served as human resources director and handled the successful merger between Fina and Total. Mr Delcommune is a member of the International Advisory Board of Cornell University Business School and also a member of the Board of Directors of TVK. He is a Belgian citizen.

(5) Dr MIKLÓS DOBÁK (46)

Member of the Board of Directors since 29 May 1996 at the recommendation of international institutional investors (2)

Dr Dobák graduated from the Budapest University of Economic Sciences in 1979. His scholarships abroad included Cologne University (1983-84), Stanford University (1990), Harvard Business School PMD (1992) and Wharton Business School (1993). He has a PhD in economic sciences. He is a professor and head of the Department of Management and Organisation at the University of Economic Sciences and Public Administration. He is the managing director of IFUA Horváth & Partner Management Consulting Kft. and a member of the Supervisory Board of Középület Rt.

(6) Dr GÁBOR HORVÁTH (46)

Member of the Board of Directors since 24 February 1999 (2)

Dr Horváth graduated from the Faculty of Law of the Eötvös Loránd University of Sciences in 1979. He has been heading an independent attorney office since 1990. His main activities concern corporate law, corporate financial law and company organisation law. He is in charge of the final settlement of MOL Hotels Rt. and a member of the Supervisory Board of OTP Bank Rt and CD Hungary Rt.

(7) Dr ÁKOS MACHER (48)

Member of the Board of Directors since 24 February 1999 (1)

Dr Macher graduated from the Faculty of Planning-Analysis of the Budapest University of Economics in 1977. He took his doctoral degree in 1984 and received his PhD in economic sciences in 1992. He started his career at the Institute for Labour Research of the Ministry of Labour in 1978. He has been active in different privatisation processes since 1990, including those of Állami Biztosító and of MATÁV Rt. Since 1994 he has been working at the ÁPV Rt. (Hungarian Privatisation and State Holding Co.) and became the chief economic officer from 1 March 2001.

(8) SÁNDOR MÉHES (55)

Member of the Board of Directors since 24 February 1999 (1)

Mr Méhes graduated from the Faculty of IT Systems Administration of the Technical University of Heavy Industry in 1972. He took an advanced level foreign trade exam at the University of Economics in 1982. He was the foreign trade director of the National Agricultural Trading Office of the Ministry of Agriculture, the head of the International Agency of Videlco GmbH, the foreign trade director of Z - form, a German-Hungarian Joint Venture and then the senior engineer of Industrialexport Foreign Trade Company. Currently he is the vice-president of Ganz-Port-Rijeka Rt. and a member of the Board of Directors of Hungária Közraktározási Rt and the Első Hazai Energia Portfólió Rt.

(9) GYÖRGY MOSONYI (53)

From 19 July 1999 Chief Executive Officer, then from June 2001 Group Chief Executive Officer. Member of the Board of Directors since 19 July 1999

Mr Mosonyi graduated from the Faculty of Chemical Engineering of Veszprém University in 1972. From 1974 he was a staff member of the Hungarian Agency of Shell International Petroleum Co. (SIPC) and from 1986 he held the position of commercial director. In 1991 he worked at the Shell headquarters in London. Between 1992-1993 he was the managing director of Shell Interag Kft. Between 1994-1999 he occupied the post of president-chief executive officer of Shell Hungary Rt. During this period he became the chairman of Shell's Central and Eastern European Region, and also, in 1998, the chief executive officer of Shell Czech Republic. He is the president of the Association of Joint Ventures and a member of the Board of Directors of the American Chamber of Commerce (AMCHAM) and of Panrusgáz Rt.

(10) Dr GÉZA PAP (60)

Member of the Board of Directors since 27th April 2001

Mr Pap graduated from the Faculty of Chemical Engineering of the Budapest Technical University in 1966. He took his doctoral degree in 1978 and his diploma of Eur.Ing. from FEANI in 1992. Between 1966-1975 he worked as research engineer at the High Pressure Research Institute. Between 1975-1980 he was an associate professor at the Budapest Technical University. Between 1980-1990 he served as scientific deputy director in the Hungarian Hydrocarbon Institute. Between 1990-2001 he occupied the post of general manager of OLAJTERV Co.Ltd.

(11) IAIN PATERSON (55)

Member of the Board of Directors since 24 February 1999 (1)

Mr Paterson earned his MA in Natural Sciences at Cambridge University, his MSc in Geophysics from Durham and a PMD from Harvard Business School. From 1970, he held various positions with British Petroleum plc. in Great Britain, USA and the Middle East. Between 1984 and 1998, he was with Enterprise Oil plc., serving from 1991 as a member of the Main Board of Directors with responsibility for international activities. He is currently also a non-executive director of Paladin Resources plc. and of Hunting PLC. He is a British citizen.

(1) Member of Audit Committee

(2) Member of the Corporate Governance and Remuneration Committee


(10)
(8)
(4)
(11)
(3)
(1)
(9)
(2)
(7)
(6)
(5)

EXECUTIVE BOARD



(1) ZSOLT HERNÁDI (41)

Mr Hernádi's CV is given with those of the other members of the Board of Directors

(4) ZOLTÁN ÁLDOTT (34)

Group Chief Strategic Officer

Mr. Áldott received a bachelor's degree in economics from the Budapest University of Economic Sciences in 1991. Between 1990 and 1991, he was an associate at Creditum Pénzügyi Tanácsadó Kft., between 1992 and 1995, he held various positions at Eurocorp Pénzügyi Tanácsadó Rt. Between 1995 and 1997, he was the manager of the privatisation department at MOL and from 1997 until 1999, was director of Capital Markets. From 1999 he served as director of Strategy and Business Development. Since November 2000 he acted as Chief Strategy Officer and then, since June 2001 as Group Chief Strategic Officer. He is the vice-chairman of the board of directors of Slovnaft a.s., and a member of the Board of Directors of Panrusgáz Rt.

(3) MICHEL-MARC DELCOMMUNE (54)

Mr Delcomunne's CV is given with those of the other members of the Board of Directors

(2) GYÖRGY MOSONYI (53)

Mr Mosonyi's CV is given with those of the other members of the Board of Directors


(4)
(1)
(2)
(3)

OTHER MEMBERS OF SENIOR MANAGEMENT



ILONA BÁNHEGYI, LL.M. (33)
Chief Legal Counsel



CSABA BOKOR (40)
Exploration and Production Division, Managing Director



GYÖRGY FELKAI (41)
Communications Director



LÁSZLÓ GESZTI (51)
Refining and Marketing Division, Managing Director



IMRE SIVÓ (48)
Retail Services Division, Managing Director until 15 February 2002



DR JÓZSEF SZÓRÁD (50)
Retail Services Division, Managing Director as of 1 March 2002



ZOLTÁN SZEMMELVEISZ (44)
Natural Gas Division, Managing Director



BÉLA VÁRADI (41)
Human Resources Director

SUPERVISORY BOARD



Dr JÁNOS LUKÁCS (43)

Chairman of the Supervisory Board since 24 February 1999

Dr Lukács graduated from the Budapest University of Economic Sciences, Faculty of Teaching (Accounting-Statistics-IT) in 1983. He is a chartered auditor. He is the head of the Accounting Department at the Budapest University of Economic Sciences and Public Administration and holds a PhD in Economics.



Dr PÉTER HARTMANN (38)

Member of the Supervisory Board since 24 February 1999 and Vice Chairman since 24 March 1999

Dr Hartmann was awarded his degree in chemical engineering from the Budapest Technical University in 1988. Formerly he has been Business Unit director of ALLCOM Kereskedelmi Rt. and he was the head of MOL's LPG & Gas Products Trading Unit responsible for planning between 1997 and 1998. Since 1998 he has been chief administration officer of the Euronet Banktechniques Service Company.



ZSOLT INCZE (39)

Member of the Supervisory Board since 19 July 1999

Mr Incze graduated from the Faculty of Finance at the Budapest University of Economic Sciences in 1987. He is qualified as a tax advisor and is a chartered auditor. He is currently managing director of HBF Könyvvizsgáló és Gazdasági Tanácsadó Kft. He is also a member of the Board of Directors of the Magyar Villamos Művek Rt.



Dr FERENC KOVÁCS (42)

Member of the Supervisory Board since 28 April 2000

Dr Kovács graduated from the Faculty of Law of the Eötvös Loránd University of Sciences in 1985, took his solicitor's specialisation exam in 1987 and earned diplomas in specialised agricultural law in 1989, and in specialised foreign trade law in 1994. Between 1985 and 1995 he worked as a solicitor and attorney-at-law in different companies in Szabolcs-Szatmár-Bereg County. From 1996 to 2000 he was a member of the Board of Directors of the Északkelet-Magyarországi Regionális Fejlesztési Rt. Between 1997 and 2000 he was engaged in the development of the Záhony Region Entrepreneurial Belt as manager. Between 1999 and February 2001 he was a member of the Board of Directors of the Magyar Fejlesztési Bank Rt. Since 2000 he has been chief executive officer and chairman of the Regionális Fejlesztési Holding Rt.



JÓZSEF KUDELA (55)

Employee Representative, member of the Supervisory Board since 30 November 1994
Mr Kudela has an advanced degree in Trade Union Affairs and in Personnel Management. He has been chairman of the MOL Miners' Trade Union since 1989.



Dr ALEXANDRE LÁMFALUSSY (72)

Member of the Supervisory Board since 24 February 1999
Dr Lámfalussy graduated from the University of Louvain and earned a D.Phil at Nuffield College, Oxford. He was a guest professor at Yale University between 1961 and 1962. For a time he was director general of the Bank of Brussels, then between 1976 and 1993 he was a manager at the Bank for International Settlements, and for the last nine years the chief executive officer of the bank. From 1994 to July 1997, he was president of the European Monetary Institute (EMI), the forerunner of the European Central Bank. Currently he is a university professor at the Catholic University of Louvain (Belgium). He is a Belgian citizen.



JÁNOS MAJOR (50)

Employee Representative, member of the Supervisory Board since 30 November 1994
Mr Major is a qualified chemical technician and is currently studying at the Personnel Organiser's Faculty at Janus Pannonius University. He has been the secretary of the Chemical Workers Union at MOL since 1994.



EDUÁRD PAP (44)

Employee Representative, member of the Supervisory Board since 29 April 1999
Mr Pap has been a plant manager since 1992 and a member of the Retail Services Unit's Quality Council since 1996. He has been the chairman of the Retail Services Unit's Workers' Council since 1998.

MOL has always recognised the importance of upholding the highest standards in Corporate Governance.

MOL's corporate governance meets the requirements of the rules of the Budapest Stock Exchange, the directives of the Hungarian Financial Supervisory Authority and the applicable regulations of the Securities Law. Furthermore, MOL subjects its policies to regular review to ensure that they take account of continually evolving international best practice in this area.

Board of Directors

MOL's Board of Directors acts as the supreme managing body of the company and as such has collective responsibility for all corporate operations.

Its key activities are focused on achieving its aims of increasing shareholder value, improving profitability and efficiency and ensuring transparency in corporate activities. It also operates to ensure appropriate risk management control, protection of the environment, and conditions for safety at work.

Given that MOL and its subsidiaries effectively operate as one single unit, the Board is also responsible for enforcing its aims and policies, and for disseminating the MOL culture throughout the entire group.

The principles, policies and goals recognise the specific and unique relationship that the Board represents among shareholders, the corporate management and the company. The composition of the Board appropriately reflects this, by requiring that the majority (eight of a total eleven members) consists of non-executive directors.

Relationship with Shareholders

The Board is very aware of its commitment to represent and promote shareholders' interests, and recognises that it is fully accountable for the performance and activities of the MOL Group. To help ensure that the company can meet shareholders' expectations in all areas, the Board continually analyses and evaluates developments, both in the broader external environment as well as the operations of the MOL Group.

The official, formal channels of communication to the shareholders are the Annual Report and Accounts, and the quarterly results reports as well as other announcements made through the Budapest Stock Exchange (the main exchange on which the shares are listed). In addition, presentations about the business, its performance and strategy are given to shareholders at the Annual General Meeting and at any extraordinary General Meetings. Road show visits are also made to various cities in the UK, the US and Europe where meetings are held with representatives of the investment community, including MOL shareholders and holders of MOL's Global Depository Receipts. Furthermore, investors can raise questions at any time during the year, and at any General Meeting they are entitled to ask questions or to make proposals.

Board Process

The Board acts and approves decisions as a collective body.

The Board adopted a set of rules (Charter) to govern its own activities when the company was founded in 1991; these policies are regularly updated to ensure continuing adherence to best practice standards.

The Board Process policy covers the scope of authority and the responsibilities of the Board, the provision of information to the Board and the main responsibilities of the Chairman. It further includes regulations concerning the order and preparation of Board meetings and the permanent items of the agenda, the decision-making mechanism, and how the implementation of decisions should be monitored.

Certain specific tasks are carried out by the Board's committees. These committees have the right to approve preliminary resolutions concerning issues specified in the Decision-making and Authorities List (DHL), which sets out the division of authority and responsibility between the Board and the Management.

The Board allocates responsibilities to the various committees as follows:

Audit Committee: (Four non-executive members); responsible for the review of financial and related reports. It is responsible for monitoring the effectiveness of internal controls. Furthermore it is responsible for reviewing the planning, scope and results of the audit and ensuring that the external auditors remain independent and objective.

Corporate Governance and Remuneration Committee: (Four non-executive and one executive member); responsible for the analysis and evaluation of the activity of the Board of Directors and issues relating to Board membership. It is also responsible for supporting the relationship between shareholders and the Board, and issues relating to the Board Process (Charter). This includes the procedures, regulations and code of ethics, the revision of corporate processes, procedures, organisational solutions and compensation systems, and making recommendations relating to the introduction of best practice standards.

Strategic Committee: (Two non-executive and three executive members); responsible for preparing the Board for decision-making on strategic issues, corporate actions, divestments, and other key related issues.

Relationship between the Board and the Executive Management

The DHL sets out how the Board delegates authority and decision-making rights to the Executive Management in order to ensure that business, HSE, ethical, risk management and internal control policies as set forth by the Board can be implemented with the highest efficiency.

The guiding principles laid down in the DHL aim to ensure the representation and enforcement of shareholders' interests through and by the Board. They also aim to support a consistent, more rapid and more efficient decision-making process at corporate level, and to achieve an appropriate balance between management freedom of decision-making and the strict internal control and performance measurement system requirements. These principles further specify that decisions should be taken only when information of sufficient detail and quality is available, and that there should be appropriate post-implementation review and control. Finally, they aim to implement a functional business matrix management system both at MOL and subsidiary level.

The system laid down by the DHL is controlled by the internal audit process. Its role is to ensure compliance with, and to prevent any deviance from, policies and strategies approved by the Board.

There are four levels of management covered by the DHL. Level 1 comprises the Executive Chairman-Chief Executive Officer and the Group Chief Executive Officer. Levels two, three and four comprise the heads of the various Business and Functional Units and the top management of the subsidiary companies.

The **Executive Board** (EB) is a body that operates between the Board of Directors and the management levels mentioned above, and consists of the Executive Chairman-Chief Executive Officer (Executive Chairman - CEO); Group Chief Executive Officer (GCEO); Group Chief Financial Officer (GCFO), and the Group Chief Strategic Officer (GCSO).

The Executive Board provides a forum for preparing for decision-making. Members offer their comments and opinions, with the Executive Chairman-CEO taking the final decision. If the GCEO or the GCFO have a dissenting opinion, the Board of Directors will take the final decision.

Non-Executive Directors' Long Term Performance Plan

The purpose of this plan is to provide a share-based remuneration programme for non-executive members of the Board of Directors of the Company that helps to attract and retain the best-qualified candidates. In addition, it aims to ensure that their interests are aligned with those of the Company's shareholders by encouraging the improvement of long-term performance and the value of shareholdings.

The amended version of the original plan (approved on July 19, 1999) was approved by the annual general meeting held on April 27, 2001. The plan is administered by the Supervisory Board (see below), which has full power, discretion and authority in the administration of the plan.

The shares awarded are previously issued shares of common stock re-acquired by the Company, newly issued shares, or a combination of both. There are two elements to the awards.

Relative Based Stock Award

This award is based on the relative share price performance of MOL stock compared to that of other companies in the BUX - Budapest Stock Exchange index. The maximum amount awarded is USD 25,000 (or its HUF equivalent) or USD 41,500 for a non-executive Director who is also Chairman. The Board of Directors and the Supervisory Board report to the shareholders on the grant of the shares at the Annual General Meeting and in the Annual Report.



Fixed Stock Award

Each Director also receives Stock to the value of USD 25,000 for a full year or USD 41,500 for a non-executive director who is also Chairman.

Additional Fees

Directors who are non-Hungarian citizens and ordinarily resident outside Hungary receive USD 1,500 each time (up to a maximum of 15 times) they need to travel to Hungary to attend a meeting of the Board or Committee of the Board. Directors who Chair a Committee also receive a monthly fee of USD 1,000. The Golden Share Director, being an employee of the State Holding Company (ÁPV Rt.) and appointed to MOL's Board of Directors as its representative, receives a monthly cash payment, currently fixed at HUF 300,000 per month, and no other remuneration for his services as a Director of the Board.

For the year to March 31, 2001, the eligible Directors received a full allocation under the Relative Based Stock Award and a Fixed Stock Award equal to USD 25,000, both calculated pro-rata for Directors elected after April 1, 2000.

Weil, Gotshal and Manges LLP acted as corporate governance counsel to the Board in respect of the structure of the plan and have advised that it is fair to shareholders and consistent with Hungarian law and with international best corporate governance practices.

Remuneration of Senior Executive Management

Senior executive management are remunerated in the form of a base salary and a short-term and long-term incentive plan, as detailed below.

Short-term incentive plan

The plan is based on corporate-level financial indicators, with further key performance indicators at divisional level.

The maximum amount paid varies from 50-80% of the base wage, and is paid according to an evaluation held after the AGM. Half of this is paid in cash, the other half as a share allocation.

Long-term incentive plan

Rewards here are based on the relative performance of MOL stock and other companies in the Budapest Stock Exchange index, in accordance with a resolution of the Board of Directors' and internal regulations.

The maximum amount paid is between 50-60% of the Employee's yearly base salary and is payable in shares, which are paid at the end of a two-year waiting period.

Additional Wage Benefits

Additional wage benefits include a company car for personal use, life and accident, travel and liability insurance, and an annual medical check-up.

Supervisory Board

The Supervisory Board is responsible for controlling and supervising the corporate management on behalf of the shareholders. In accordance with MOL's Articles of Association, the maximum number of members is nine (present membership is eight). In accordance with Company Law, three members of the MOL Supervisory Board are elected employee representatives; the remaining members are appointed by the shareholders.

The Extraordinary General Meeting on February 24, 1999 approved a proposal regarding the remuneration of the Supervisory Board members in the amount of: Chairman 250,000 HUF / month, members 200,000 HUF / month.

REPORT ON THE REVIEW OF MOL PARENT COMPANY AND CONSOLIDATED ANNUAL 2001 REPORT (ACCORDING TO HUNGARIAN ACCOUNTING REGULATIONS)

The Supervisory Board has based the present report on the report of the Board of Directors, the Auditors' assessment, and regular reviews conducted during the year.

MOL continues to be one of the leading integrated oil and gas companies of Central and Eastern Europe. In respect of its core activities, it is also the market leader and the largest company in Hungary, with net revenues of 1,284 HUF bn.

We can say that the Board of Directors had a successful year of performance in 2001 as a result of the various rationalisation measures and efficiency improvements:

- as a result of successful exploration efforts the Company's reserves grew,
- revenues from divestments rose,
- outsourcing actions were successful in several areas of operation,
- international exploration was rationalised,
- as a result of exploiting synergetic opportunities existing in the regional logistics between MOL and Slovnaft sales volumes in export markets grew significantly,
- in addition to growing domestic sales volumes, MOL's market share increased in the gasoline market, while units costs of sales were reduced, as were personnel-related expenditures due to staff cuts,
- MOL's shareholding in TVK rose to 34.48%,
- foreign currency-risks were reduced by modification of the currency mix of existing loans,
- losses from financial transactions were cut back to one-third (i.e. from HUF 12 to 4 bn),
- MOL's operating cash flow increased by nearly HUF 3 bn,
- year-end closing inventory and accounts payable were reduced and accounts receivable collection time was also reduced.

However, losses were again suffered in the gas business due to the continued existence of an unfavourable regulatory pricing regime, which resulted in a loss exceeding HUF 120 bn, i.e. 4% more than in 2000. As a consequence of this, as well as new regulations on provisions and shrinking refinery margins, MOL has to report, for the first time since its foundation in 1991, a negative operating profit. Declining profitability was associated with an increasing gearing ratio and it had an unfavourable impact on the company's performance in the capital markets. This is the reason why the weighted average share price of the Company fell by 4.9% versus 2000. Controllable costs rose, after a fall in 2000, primarily due to higher maintenance and energy costs.

It has become quite evident that shareholder value can be best protected by divesting the gas business – the earlier the better. The Supervisory Board gives full support to the actions taken so far by the Board of Directors towards finding a solution to this problem.

In the view of the Supervisory Board, the operations and the measures adopted by the Board of Directors last year were in harmony with the agreed strategic objectives, and aimed at maximising shareholder value as well as becoming the leading oil company in the region.

Internal regulation and controls within MOL are properly established and the integrated management and information system is unambiguous and reliable.

The accounting methods applied in developing the report are in accordance with the provisions of the Accounting Act and are in harmony with the accounting policy of the Company. All figures in the balance sheet are supported by inventories where relevant. Assessment and payment of the tax obligations of the Company were implemented as prescribed by law. The Annual Report of the Company for 2001 presents a true and fair picture of its economic activities.

The MOL Group was also loss making in 2001. A total of 30 subsidiaries were fully, and a further 44 were partially consolidated, using the equity method. The net loss of the MOL Group was HUF 0.5 billion higher than that of the MOL Rt, the parent company.

Within the Company's ownership structure, the only notable changes were that the proportion of foreign investors increased by 4%, and that the number of MOL shares held by depositories fell by the same figure. The shareholding held by domestic retail and institutional investors was 5.45%. ÁPV Rt. maintained its 25% + 1 golden share in the Company.

Last year the AGM adopted a resolution on the long-term incentive scheme for the non-executive directors, which incorporates a share allocation based on share price performance. As the relative performance of MOL shares between April 1, 2001 and March 31, 2002 is within 78 percentile, the non-executive directors are entitled to a 100% allocation under the relative based stock award scheme.

In the view of the Supervisory Board the proposal of the Board of Directors for a HUF 55 per share gross dividend payment is in line with the Company's strategic objectives and it does not jeopardise the maintenance of adequate financial resources for growth in the coming years.

The Supervisory Board proposes that the General Meeting approve the 2001 audited financial statements of MOL Rt. with a balance sheet total of HUF 856,265,000,000 and a net loss of HUF 73,826,000,000 and the 2001 audited consolidated financial statements of the MOL Group with a balance sheet total of HUF 881,612,000,000 and a net loss of HUF 74,280,000,000.

Budapest, April 5, 2002.

On behalf of MOL Supervisory Board:



Dr János Lukács
Chairman of the Supervisory Board

CORPORATE INFORMATION

Date of foundation of MOL Rt.: October 1, 1991. Registered by the Budapest Court of Justice acting as Court of Registration on June 10, 1992 with effect as of October 1, 1991, under file number 01-10-041683.

Legal predecessor: Országos Kőolaj- és Gázipari Tröszt (OKGT National Oil and Gas Trust) and its subsidiaries.

The effective Articles of Association were accepted at the AGM held on 27 April, 2001: Access to the Articles of Association can be requested from the Company.

Registered share capital: 98,400,000 registered class A ordinary shares with a par value of HUF 1,000 each and 1 registered class B preferred share with a par value of HUF 1,000 with special preferential rights attached.

Ownership Structure

	12. 31. 2000		12.31.2001	
	Number of shares	%	Number of shares	%
Foreign investors (mainly institutional)	42,810,528	43.5	45,550,411	46.3
OMV	9,188,890	9.3	9,840,000	10
ÁPV Rt. (Hungarian State Privatisation and Holding Co.)	24,600,002	25.0	24,600,002	25.0
Hungarian private and institutional investors and other	5,294,413	5.4	5,362,102	5.4
Depositories (*)	16,094,736	16.4	12,379,043	12.6
MOL Rt. (treasury shares)	283,496	0.3	581,066	0.6
Unregistered shares	127,936	0.1	87,377	0.1

Share Information

MOL share prices are published by the majority of Hungarian daily newspapers. Magyar Tőkepiac publishes daily data on prices and trading volumes also listed by transaction. Magyar Tőkepiac can be contacted at the following address: H-1037 Budapest, Bojtár u. 64-66. Indicative bid and ask prices of MOL's GDRs on SEAQ International can be monitored using the RIC code MOLBq.L on Reuters or MOLD LI on Bloomberg. MOL share prices on the Budapest Stock Exchange can be followed on Reuters using the RIC code MOLB.BU or on Bloomberg using code MOL HB. The following table shows trading data on MOL shares and GDRs for each quarter of 2000.

Period	BSE volume (no. of shares)	BSE closing price (HUF/share)	SEAQ volume (no. of GDRs)	SEAQ closing price (US$/GDR)
1st quarter	15,200,769	4,225	16,519,075	14.10
2nd quarter	12,562,149	4,095	24,128,798	14.25
3rd quarter	10,591,755	4,185	19,969,106	14.80
4th quarter	17,384,919	4,970	20,273,452	18.05

Treasury shares

Resolution No. 10 of the Extraordinary General Meeting held on 19 July 1999 gives authorisation to the Board of Directors for the purchase of MOL shares as follows:

- the authorisation shall be valid for 5 years;
- the total nominal value of all treasury shares held by the Company may not at any given time exceed 10% of the share capital;
- the shares shall be purchased by the Company at prices reflecting prevailing stock market prices on the day of the transactions;
- the Board of Directors shall report any transactions as well as the use of the purchased own shares at the first subsequent general meeting. The Board of Directors shall also take into consideration the conditions contained in the present resolution, the provisions of the Company Act and of the Securities Act, as well as the compliance with the reporting obligations contained in relevant stock exchange regulations.

The objectives were:

- an expected increased role of share-based incentive schemes in order to harmonise more fully the interests of shareholders and management;

- adding a new potential measure to optimise the capital structure through the re-purchase of outstanding share capital (eventually, if justified by later cancellation of shares re-purchased);

- the facilitation of the implementation of potentially attractive equity-related and hybrid financing instruments.

As of 1 January 2001, MOL owned 283,496 MOL shares, which increased to 581,066 shares by the end of the year. The increase was due to the following transactions:

Movement in Year:	Number of shares
Number of MOL shares on 1 January 2001	283,496
Shares bought on the BSE	400,000
Share dotation to employees as in kind contributions	(194,815)
Share buyback from employees	102,198
Share sale to our subsidiaries	(9,813)
Number of MOL shares as of 31 December 2001	581,066

On 8 June 2001, 39,389 shares were sold on the market at 4,280 HUF per share and bought back on the same day at the same price in order to comply with the Company Act limiting the holding period of Treasury shares for 1 year.

Shares Held by Directors and Officers of the company as of December 31. 2001

Name	Current position	Number of shares
Zsolt Hernádi	Executive Chairman and Chief Executive Officer, member of the Board of Directors	–
György Mosonyi	Group Chief Executive Officer, member of the Board of Directors	2,487
Dr Sándor Csányi	member of the Board of Directors, Deputy-Chairman	–
Michel-Marc Delcommune	Group Chief Financial Officer, member of the Board of Directors	6,764
László R. Czirják	member of the Board of Directors	4,000
Dr Miklós Dobák	member of the Board of Directors	859
Dr Gábor Horváth	member of the Board of Directors	–
Dr Ákos Macher	member of the Board of Directors	–
Dr Géza Pap	member of the Board of Directors	–
Sándor Méhes	member of the Board of Directors	–
Iain Paterson	member of the Board of Directors	–
Dr János Lukács	Chairman of the Supervisory Board	290
Zsolt Incze	member of the Supervisory Board	–
Dr Péter Hartmann	member of the Supervisory Board	–
József Kudela	member of the Supervisory Board, representative of the employees	37
Dr Sándor Lámfalussy	member of the Supervisory Board	380
János Major	member of the Supervisory Board, representative of the employees	404
Eduárd Pap	member of the Supervisory Board, representative of the employees	365
Dr Ferenc Kovács	member of the Supervisory Board	715
Zoltán Áldott	Group Chief Strategic Officer	4,770
Csaba Bokor	Exploration and Production Division, Managing Director	5,601
Dr József Szóród	Retail Services Division, Managing Director	–
László Geszti	Refining and Marketing Division, Managing Director	767
Zoltán Szemmelveisz	Natural Gas Division, Managing Director	–
Ilona Bánhegyi LL.M.	Chief Legal Counsel	1,014
György Felkai	Communications, Director	790
Béla Váradi	Human Resources, Director	992

GLOSSARY

Average production cost

Total cost of lifting, gathering and processing of crude oil and natural gas.

Boe (barrel of crude oil equivalent)

Volume equivalent obtained after conversion of the heating value of gas to crude oil on the basis of its thermal quantity. In its practical application, 1 boe is, in general, 6000 cubic feet (about 170 normal m^3) of gas.

Barrel

Barrel is the key imperial measure used in the oil industry, one tonne is equivalent to approximately 7.3 barrels of crude oil.

Brent type crude oil

Mix of North Sea crude oils whose quoted price is considered as a benchmark in the international crude oil market.

Condensates

General term for a group of liquid phase hydrocarbons in which light components dominate and which are extracted at the surface by natural gas separation.

Cogeneration plant

Coal or natural gas fuelled power station that is suitable for the simultaneous generation of electric and thermal energy.

Distillation capacity utilisation

The utilisation of the primary distillation capacity of a refinery.

Downstream

Refining and Marketing Segment.

Dry well

An investigated borehole which does not confirm the existence of a hydrocarbon site or is not able to profitably produce crude oil or natural gas.

Enhanced oil recovery

Processes/technologies that can be used to recover more oil relative to the primary and secondary methods.

Field development

Process of implementing underground and aboveground facilities necessary for the recovery of hydrocarbon reserves.

Gross production

Total quantity of crude oil and natural gas from hydrocarbon fields prior to the deduction of royalties.

HEO

Hungarian Energy Office.

Horizontal drilling

Drilling at which horizontal or near horizontal range is created in the target layer following the vertical section in order to expand the inflow cross-section.

Hungarian Petroleum Product Association (MÁSZ)

Association of the most important Hungarian crude oil product trading companies.

KKKSz

Crude Oil and Crude Oil Products Stockpiling Association responsible for the strategic stockpiling of crude oil and crude oil products in Hungary.

MCF

Million cubic feet. The key imperial measure used in the natural gas industry. One cubic meter is equivalent to 35.314 cubic feet.

MOL filling station operated in franchise

A filling station displaying the MOL logo and offering MOL's product range, but not owned by MOL Rt.

Natural gas liquids

Liquefied hydrocarbons separated from natural gas, ranging from propanes to gasolines and also containing heavier components.

Net dry natural gas production

Total gas recovered, reduced by the quantity of produced or separated carbon dioxide and/or the condensates.

Net production

Total crude oil and natural gas quantity from the hydrocarbon fields following the deduction of mining royalties.

Proved developed non-producing reserve

Reserves that can be extracted from existing wells during the period of time available, but where, due to a lack of pipeline connections or lack of other mechanical elements or contractual obligations, the production and marketing of hydrocarbons has not yet started.

Proved developed producing reserve

The reserve that can be extracted from existing wells during the period of time available for production.

Proved reserve

Estimated quantity of crude oil, natural gas and liquefied gas products that can commercially be extracted from already known reservoirs with a high degree of certainty (over 90%) under the prevailing economic and operating conditions.

Proved undeveloped reserve

Reserve that can be extracted from new wells located in areas where no drilling has been made yet or from existing wells in which relatively significant expenditure is required for development.

Production Sharing Agreement (PSA)

agreement for sharing the production of an oil field or a gas field between the State and the Investors.

Refining cover

Total refining capacity divided by total volumes of product sold.

Reserve

Estimated volume of crude oil, condesate, natural gas and other components that we assume can be extracted in commercial quantities by using known recovery methods from a known accumulation following a given point in time under the actual economic circumstances and Government regulation.

Residue upgrading

To transform residues (heavy fuel oil) into more valuable white products.

Royalty

By virtue of prevailing international practice and the Mining Act, the Government of Hungary stipulates the payment of a royalty on most of the crude oil and natural gas extracted. The royalty rate is currently 12% (since 1 January 1998).

Russian export blend

(API degree: 32.5, sulphur content: 1.25%) Mix of Russian crude oils whose quoted price is considered as a benchmark in the international crude oil markets.

Upstream

Exploration and Production Segment.

White products

Products (LPG, gasolines, and gas oils) that can be extracted from crude oil, having lower viscosity (in general, higher value products).

Toe (tonne of crude oil equivalent)

Mass equivalent received from the heating value of gas following conversion to crude oil on the basis of heat unit. As a rule, 1200 Nm^3 gas is equivalent to 1 toe.

FINANCIAL TERMS

Cash Flow at Risk (CF@R)

Methodology to measure the risks of the Company. It takes into account the exposures and the volatilities of the different businesses within the MOL portfolio.

Earnings before interest, tax, depreciation and amortisation (EBITDA)

Operating profit plus depreciation and amortisation.

EBITDA margin

Ratio of EBITDA divided by net sales revenues.

GDR

Global Depository Receipt, depository certificates issued by a foreign depository on the issuers shares, which are deposited with a Hungarian custodian.

Gearing

Ratio of net debt to net debt plus equity.

IFRS

International Financial Reporting Standards, formerly International Accounting Standards (IAS)

International Swap Dealers Association (ISDA)

The ISDA Master Agreement is a general agreement between counterparties to provide legal assistance with regards to derivative transactions.

Market capitalisation

Number of shares (issued share capital) multiplied by the actual stock market price.

Net income

Profit after taxation after the Groups share of associated companies and the deduction of profits due to minority interest.

Operating cash flow

Net cash provided by operating activities to be used for investment activities, interest payments and dividend payments to shareholders.

Return on Average Capital Employed (ROACE)

Operating profit divided by average capital employed (total assets – (long term financial investments + investment in process + short-term investments and cash + total current liabilities) + short term debt).

Return on Equity (ROE)

Net income divided by shareholders equity.

Shareholder's return

Return resulting from the movements of the share price and the amount of dividend paid.

Short position

Exposure to a factor (e.g. commodity price, foreign exchange rate, interest rate) where the profit and/or the cash flow of a company is negatively influenced by an increase of such factor.



ORGANISATIONAL CHART


GENERAL MEETING
BOARD OF DIRECTORS
SUPERVISORY BOARD
EXECUTIVE BOARD
EXECUTIVE CHAIRMAN – CEO
GCEO
GCSO
GCFO
E&P
REFINING AND MARKETING
RETAIL SERVICES
NATURAL GAS
INTERNAL AUDIT
LEGAL
SECURITY AND PROTECTION
HUMAN RESOURCES
COMMUNICATIONS
CORPORATE HSE-Q
CHEMICAL PORTFOLIO MANAGEMENT
SLOVNAFT PORTFOLIO MANAGEMENT
BPR PROJECT

SHAREHOLDER INFORMATION

Corporate Address

MOL Hungarian Oil and Gas Plc. (MOL Rt.)
H–1117 Budapest, Október huszonharmadika u. 18
H–1502 Budapest, Pf.: 22
Tel. (36-1) 209-0000, 209-1010, 209-2020

Shareholder Relations

Investor Relations – investor and analyst relations, public documents
H–1117 Budapest, Október huszonharmadika u. 18
Tel.: (36-1) 464 4725 and (36-1) 464 1395,
Fax: (36-1) 464-1335
e-mail: investorrelations@mol.hu

Share Registrar

KELER Rt.
H–1075 Budapest, Asbóth u. 9-11.
Tel.: (36-1) 269 6550

Stock Exchange Trading Information

Budapest Stock Exchange
H–1052, Budapest, Deák Ferenc u. 5.
Tel.: (36-1) 429-6636 Fax: (36-1) 429-6654

GDR Information

Morgan Guaranty Trust Company
60 Wall Street, New York, New York 10260, USA
US Morgan Service Center
+ 1-800-428-4237 or outside the US + 1-781-575-4328.

Announcements

The company publishes its announcements in the "Napi Gazdaság" Hungarian daily and in cases required by legislation also in "Cégközlöny" (Company Bulletin) and "Magyar Tőkepiac" (Hungarian Capital Market), official journal of the Hungarian Financial Supervisory Authority, the Budapest Stock Exchange and the Budapest Commodity Exchange). Invitations to General Meetings are also published in the "Népszabadság" and the "Magyar Nemzet", national daily newspapers.

2002 Annual General Meeting of MOL Hungarian Oil and Gas Plc.

at 11.00 a.m. on April 29, 2002 (Monday) in the Danubius Thermal & Conference Hotel Helia (XIII. Budapest, Kárpát u. 62-64)

The Board of Directors convenes the ordinary annual general meeting with the following agenda:

1. Closing the business year 2001:

– Report of the Board of Directors on the 2001 business operation, presentation of the proposal for the corporate reports (parent company and consolidated) and distribution of profit after taxation;

– The auditor's report on the 2001 report;

– Report of the Supervisory Board on the 2001 reports and the proposal for the distribution of profit after taxation;

– Decision on the 2001 reports of the company as prescribed by the Accounting Act (parent company and consolidated), profit distribution and amount of dividend;

2. Appointment of the auditor and determination of its remuneration;

3. Amendment of the Articles of Association (scope of activity, business premises, rules relating to the activity of the CEO and Board of Directors as well as other amendments required by law);

4. Report of the Board of Directors on transactions with treasury shares;

5. Appointment of members of the Supervisory Board.

MOL REPLY CARD

MOL would very much appreciate your feedback concerning its 2001 Annual Report. We would therefor be very grateful if you could take a few minutes to answer the questions below, and return this card t MOL's Investor Relations Department on the following fax number:

(+36-1) 464-1335

Please indicate by ticking the appropriate box how you would rate MOL's 2001 Annual Report according t the following criteria:

1) Timeliness of publication of the report:

☐ Very good ☐ Good ☐ Fair ☐ Satisfactory ☐ Unsatisfactor

2) Clearly set out; easy to find required information:

☐ Very good ☐ Good ☐ Fair ☐ Satisfactory ☐ Unsatisfactor

3) Amount of information provided:

a) Regarding the 2001 Financial Results?

☐ Very good ☐ Good ☐ Fair ☐ Satisfactory ☐ Unsatisfactor

b) Regarding the company strategy?

☐ Very good ☐ Good ☐ Fair ☐ Satisfactory ☐ Unsatisfactor

c) Regarding the company's corporate governance?

☐ Very good ☐ Good ☐ Fair ☐ Satisfactory ☐ Unsatisfactor

4) Overall rating of MOL's Annual Report in comparison with other reports that you receive / read

☐ Very good ☐ Good ☐ Fair ☐ Satisfactory ☐ Unsatisfactor

5) Do you look at the online version of the Annual Report that MOL posts on its website?

☐ Yes, as well as the hard copy ☐ Yes, in preference to the hard copy ☐ No

6) Do you have any other comments?

If you require further information please visit our website:

www.mol.hu

or contact MOL's Investor Relations Department:

Tel: (+36-1) 464-1395

e-mail address: **investorrelations@mol.hu**